UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2020

COMMISSION FILE NUMBER: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Eulji-ro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SEMI-ANNUAL BUSINESS REPORT

(From January 1, 2020 to June 30, 2020)

THIS IS A SUMMARY OF THE SEMI-ANNUAL BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	COMPANY OVERVIEW

1.    Company Overview

The Company’s semi-annual business report for the six months ended June 30, 2020 includes the following consolidated subsidiaries:

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2019 (millions of Won)	Material Subsidiary*
SK Telink Co., Ltd.	Apr. 9, 1998	Telecommunication services and satellite broadcasting services	265,725	Material
SK M&Service Co., Ltd.	Feb. 10, 2000	Online information services	109,699	Material
SK Communications Co., Ltd.	Sept. 19, 1996	Internet portal and other Internet information services	67,327
SK Broadband Co., Ltd.	Sept. 5, 1997	Fixed-line telecommunication services, multimedia and Internet protocol TV (“IPTV”) services	4,447,549	Material
Tbroad Nowon Broadcasting Co., Ltd.	June 15, 2001	Cable broadcasting services	10,421
Home & Service Co., Ltd.	June 5, 2017	Information and telecommunication network maintenance	113,176	Material
SK stoa Co., Ltd.	Dec. 1, 2017	Data broadcasting and commercial retail platform services	70,754
K-net Culture and Contents Venture Fund	Nov. 24, 2008	Investment partnership	151,493	Material
PS&Marketing Co., Ltd.	Apr. 3, 2009	Sale of telecommunication devices	439,947	Material
Service Ace Co., Ltd.	Jul. 1, 2010	Customer center management services	80,844	Material
Service Top Co., Ltd.	Jul. 1, 2010	Customer center management services	66,932
SK O&S Co., Ltd. (formerly known as Network O&S Co., Ltd.)	Jul. 1, 2010	Network maintenance services	96,446	Material
SK Planet Co., Ltd.	Oct. 1, 2011	Telecommunication and platform services	595,838	Material
Dreamus Company (formerly known as Iriver Ltd.)	Jul. 12, 2000	Audio device manufacturing	171,586	Material
Iriver Enterprise Ltd.	Jan. 14, 2014	Management of Chinese subsidiary	1,689
Iriver China Co., Ltd.	Jun. 24, 2004	Electronic device manufacturing	2,185
DongGuan Iriver Electronics Co., Ltd.	Jul. 6, 2006	Electronic device manufacturing	—
Life Design Company Inc. (formerly known as S.M. Life Design Company Japan Inc.)	June 25, 2008	Japanese merchandise business	8,681
SK Telecom China Holdings Co., Ltd.	Jul. 12, 2007	Investment (holding company)	47,572
SK Global Healthcare Business Group, Ltd.	Sept. 14, 2012	Investment (SPC)	25,610
SK Planet Japan, K. K.	Mar. 14, 2012	Digital contents sourcing services	56,451
SK Planet Global Holdings Pte. Ltd.	Aug. 10, 2012	Investment (holding company)	415

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Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2019 (millions of Won)	Material Subsidiary*
SKT Americas, Inc.	Dec. 29, 1995	Information collection and management consulting services	30,704
SKP America LLC	Jan. 27, 2012	Digital contents sourcing services	48,344
YTK Investment Ltd.	Jul. 1, 2010	Investment	3,424
Atlas Investment	Jun. 24, 2011	Investment	116,576	Material
SK Telecom Innovation Fund, L.P.	Jan. 15, 2016	Investment	47,879
SK Telecom China Fund I L.P.	Sept. 14, 2011	Investment	19,896
Onestore Co., Ltd.	Mar. 1, 2016	Contents distribution	236,329	Material
SK telecom Japan Inc.	Mar. 1, 2018	Information collection and management consulting services	10,730
id Quantique Ltd.	Oct. 29, 2001	QRNG technology development	38,303
Eleven Street Co., Ltd.	Sept. 1, 2018	E-commerce and Internet-related services	923,424	Material
SK TELINK VIETNAM Co., Ltd.	Aug. 30, 2018	Sale of telecommunication devices	3,084
Quantum Innovation Fund I	Dec. 3, 2018	Investment	8,000
Life & Security Holdings Co., Ltd.	Mar. 21, 2014	Holding company	2,639,781	Material
ADT CAPS Co., Ltd.	Jan. 22, 1971	Unmanned security services	706,808	Material
CAPSTEC Co., Ltd.	Jan. 1, 2005	Manned security services	29,569
SK Infosec Co., Ltd.	Jun. 26, 2000	Information security services	158,424	Material
Id Quantique LLC	Jul. 27, 2018	Quantum information and communications services	1,177
FSK L&S Co., Ltd.	Oct. 20, 2016	Logistics consulting services	47,550
FSK L&S (Shanghai) Co., Ltd.	Jul. 29, 2010	International cargo transportation agent	23,454
FSK L&S Vietnam Company Limited	May 5, 2020	International cargo transportation agent	0
FSK L&S (Hungary) Co., Ltd.	Sept. 13, 2019	International cargo transportation agent	532
SK Telecom TMT Investment Corp.	Jan. 4, 2019	Investment	33,482
Incross Co., Ltd.	Aug. 13, 2007	Advertising agency services	144,263	Material
Infra Communications Co., Ltd.	Aug. 1, 2017	Operation of mobile services	1,569
Happy Hanool Co., Ltd.	Aug. 8, 2019	Services	800
SKinfosec Information Technology (wuxi) Co., Ltd.	Aug. 21, 2019	System software development and supply services	453
Mindknock Co., Ltd.	Jan. 23, 2018	Software development services	458

*	Material Subsidiary means a subsidiary with total assets of Won 75 billion or more as of the end of the latest fiscal year.

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Changes in subsidiaries during the six months ended June 30, 2020 are set forth below.

Change	Name	Remarks
Additions	Tbroad Nowon Broadcasting Co., Ltd.	Newly acquired by SK Telecom
	FSK L&S Vietnam Company Limited	Newly established by FSK L&S Co., Ltd.

Exclusions	ADT SECURITY Co., Ltd.	Merged into ADT CAPS Co., Ltd.

A.	Corporate Legal Business Name: SK Telecom Co., Ltd.

B.	Date of Incorporation: March 29, 1984

C.	Location of Headquarters

(1)	Address: 65 Euljiro, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website: http://www.sktelecom.com

D.	Major Businesses

(1)	Wireless business

The Company provides wireless telecommunications services, characterized by its competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. The Company continues to maintain its reputation as the unparalleled premium network operator in the 3G, 4G and 5G markets on the basis of its technological leadership and network management technology. With the world’s first commercialization of 5G technology in 2019, the Company continues to maintain its position as the top network operator in the 5G era and strives to provide differentiated services to its customers. In particular, in order to expedite its customers’ realization of the benefits of 5G services, the Company is pursuing efficient coverage expansion through the establishment of “5G Clusters” focused on services, key commercial districts and business-to-business (“B2B”).

In order to strengthen its sales channels, the Company has been offering a variety of fixed-line and wireless telecommunication convergence products through its subsidiary, PS&Marketing Co., Ltd. (“PS&Marketing”). PS&Marketing provides differentiated service to customers through the establishment of new sales channels and product development. Through its subsidiaries Service Ace Co., Ltd. and Service Top Co., Ltd., the Company operates customer service centers in Seoul and provides telemarketing services. Additionally, SK O&S Co., Ltd. (“SK O&S”), the Company’s subsidiary responsible for the operation of the Company’s networks, including its 5G network, provides customers with quality network services and provides the Company with technological know-how in network operations.

The Company plans to increase its profitability by strengthening its retention policy, which is the fundamental basis of competitiveness for telecommunication companies in this data-intensive era. The Company will lead the information and communication technology (“ICT”) trend by providing products through which customers can have a distinctive experience and by providing innovative services to transition to service-based competition.

The Company plans to further utilize its big data analysis capabilities to seek momentum for growth in new business areas.

(2)	Fixed-line business

SK Broadband Co., Ltd. (“SK Broadband”) is engaged in providing telecommunications, broadcasting and new media services and various other services that are permitted to be carried out by SK Broadband under relevant regulations, as well as business activities that are directly or indirectly related to providing those services. In 1999, SK Broadband launched its high-speed Internet service in Seoul, Busan, Incheon and Ulsan and currently provides such services nationwide. SK Broadband also commercialized its TV-Portal service in July 2006 and its IPTV service in January 2009 upon receipt of permit in September 2008. In April 2019, SK Broadband decided to launch an integrated over-the-top (“OTT”) platform “wavve,” combining its OTT service “oksusu” with POOQ, an OTT service alliance of Korea’s three terrestrial broadcasters. SK Broadband is focusing on strengthening the competitiveness of the combined OTT service through an increased investment in content and thereby developing it into a key service in the 5G era. In addition, SK Broadband’s merger with Tbroad Co., Ltd. (“Tbroad”) obtained all requisite regulatory approvals in January 2020, and the merger became effective as of April 30, 2020.

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(3)	Security business

In the field of security business, the Company has completed its converged security business portfolio ranging from physical security to information security through the acquisitions of new material subsidiaries ADT CAPS Co., Ltd. (“ADT CAPS”) and SK Infosec Co., Ltd. (“SK Infosec”). Due to a growing number of single-person households and increasing awareness for crime prevention, the security industry has been growing steadily in recent years. New markets for physical security have also been developing as a result of integrating cutting-edge ICT, such as big data, Internet of Things (“IoT”) and AI, and bio-recognition technologies. The domestic market size of the physical security industry expanded from Won 3.6 trillion in 2012 to Won 5.5 trillion in 2017 (at an average annual growth rate of 8.7%), and is expected to grow to Won 7.9 trillion (at an average annual growth rate of 7.5%) in 2022. The Company plans to expand its security business into one of its major business areas by leveraging such industry growth and synergies with its other ICT-based businesses.

(4)	Commerce business

The Company is a leading player in the Korean e-commerce industry through its material subsidiary Eleven Street Co., Ltd. (“Eleven Street”), which operates an e-commerce platform service that connects various sellers and purchasers through its online and mobile platforms. In addition, the Company continues to evolve into a commerce portal by providing differentiated shopping-related services covering shopping information, product search and purchases, relying on the strength of the Company’s core principles of innovation supported by its advanced technological capabilities, including artificial intelligence (“AI”)-based commerce search technology and customized recommendations based on big data analysis.

See “II.1. Business Overview” for more information.

E.	Credit Ratings

(1)	Corporate bonds and other long-term securities

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Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
February 5, 2018	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 5, 2018	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
February 6, 2018	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
April 10, 2018	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
April 11, 2018	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
April 16, 2018	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
May 29, 2018	Hybrid securities	AA+ (Stable)	Korea Ratings	Current rating
August 31, 2018	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
August 31, 2018	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
August 31, 2018	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
February 20, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 20, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
February 20, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
May 31, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
June 4, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
June 18, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
July 15, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
July 15, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
July 15, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
October 4, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
October 7, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
October 8, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
December 26, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
December 27, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
December 27, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
June 16, 2020	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
June 18, 2020	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
June 22, 2020	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating

*

Rating definition: “AAA” - The certainty of principal and interest payment is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

*	Rating definition: “AA” - The certainty of principal and interest payment is extremely high with very low investment risk, but has slightly inferior factors compared to “AAA” rating.

(2)	Commercial paper (“CP”) and short-term bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
April 10, 2018	CP	A1	Korea Investors Service, Inc.	Current rating
April 10, 2018	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
April 11, 2018	CP	A1	Korea Ratings	Current rating
April 11, 2018	Short-term bond	A1	Korea Ratings	Current rating
April 16, 2018	CP	A1	NICE Investors Service Co., Ltd.	Current rating
April 16, 2018	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
August 31, 2018	CP	A1	Korea Ratings	Regular rating
August 31, 2018	CP	A1	Korea Investors Service, Inc.	Regular rating
August 31, 2018	CP	A1	NICE Investors Service Co., Ltd.	Regular rating

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Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
August 31, 2018	Short-term bond	A1	Korea Ratings	Regular rating
August 31, 2018	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
August 31, 2018	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
May 31, 2019	CP	A1	Korea Ratings	Current rating
May 31, 2019	Short-term bond	A1	Korea Ratings	Current rating
June 4, 2019	CP	A1	NICE Investors Service Co., Ltd.	Current rating
June 4, 2019	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
June 18, 2019	CP	A1	Korea Investors Service, Inc.	Current rating
June 18, 2019	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
October 4, 2019	CP	A1	Korea Ratings	Regular rating
October 4, 2019	Short-term bond	A1	Korea Ratings	Regular rating
October 7, 2019	CP	A1	Korea Investors Service, Inc.	Regular rating
October 7, 2019	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
October 8, 2019	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
October 8, 2019	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
June 16, 2020	CP	A1	Korea Ratings	Current rating
June 16, 2020	Short-term bond	A1	Korea Ratings	Current rating
June 18, 2020	CP	A1	Korea Investors Service, Inc.	Current rating
June 18, 2020	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
June 22, 2020	CP	A1	NICE Investors Service Co., Ltd.	Current rating
June 22, 2020	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating

*

Rating definition: “A1” - Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(3)	International credit ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating agency	Rating type
October 23, 2017	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
April 8, 2018	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Current rating
April 9, 2018	Bonds denominated in foreign currency	A3 (Stable)	Moody’s Investors Service	Current rating
May 8, 2018	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
May 10, 2018	Bonds denominated in foreign currency	A3 (Negative)	Moody’s Investors Service	Regular rating
October 15, 2018	Bonds denominated in foreign currency	A- (Negative)	Fitch Ratings	Regular rating
March 6, 2019	Bonds denominated in foreign currency	A- (Negative)	S&P Global Ratings	Regular rating
May 30, 2019	Bonds denominated in foreign currency	A3 (Negative)	Moody’s Investors Service	Regular rating
October 14, 2019	Bonds denominated in foreign currency	A- (Negative)	Fitch Ratings	Regular rating
June 11, 2020	Bonds denominated in foreign currency	A3 (Negative)	Moody’s Investors Service	Regular rating

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(4)	Listing (registration or designation) of Company’s shares and special listing status

Listing (registration or designation) of stock	Date of listing (registration or designation)	Special listing	Special listing and applicable regulations
KOSPI Market of Korea Exchange	November 7, 1989	Not applicable	Not applicable

2.     Company History

March 1984: Establishment of Korea Mobile Telecommunications Co., Ltd.

November 1989: Listing on the KOSPI Market of the Korea Exchange

March 1997: Change of name to SK Telecom Co., Ltd.

March 2008: Acquisition of Hanaro Telecom (the predecessor entity of SK Broadband)

October 2011: Spin-off of SK Planet Co., Ltd. (“SK Planet”)

June 2015: Comprehensive exchange of shares of SK Broadband

April 2016: Spin-off and merger of the location-based services business and the mobile phone verification services business of SK Planet

December 2017: Comprehensive exchange of shares of SK Telink Co., Ltd. (“SK Telink”)

December 2018: Comprehensive exchange of shares of SK Infosec

A.	Location of Headquarters

•	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

•	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

•	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

•	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

•	65 Euljiro, Jung-gu, Seoul (December 13, 2004)

B.	Significant Changes in Management

At the 32nd General Meeting of Shareholders held on March 18, 2016, Dae Sik Cho was re-elected as an inside director and Dae Shick Oh was re-elected as an independent director and member of the audit committee of the Company’s board of directors (the “Board of Directors”). At the 33rd General Meeting of Shareholders held on March 24, 2017, Jung Ho Park was elected as an inside director and Dae Sik Cho was elected as a non-executive director. Jae Hoon Lee and Jae Hyeon Ahn were re-elected as independent directors and members of the audit committee and Jung Ho Ahn was elected as an independent director. At the 34th General Meeting of Shareholders held on March 21, 2018, Young Sang Ryu was elected as an inside director and Youngmin Yoon was elected as an independent director and member of the audit committee of the Board of Directors. At the 35th General Meeting of Shareholders held on March 26, 2019, Seok-Dong Kim was elected as an independent director and member of the audit committee of the Board of Directors. At the 36th General Meeting of Shareholders held on March 26, 2020, Jung Ho Park was re-elected as an inside director, Dae Sik Cho was re-elected as a non-executive director, Jung Ho Ahn was re-elected as an independent director and member of the audit committee of the Board of Directors, Yong-Hak Kim was newly elected as an independent director and member of the audit committee and Junmo Kim was newly elected as an independent director.

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C.	Change in Company Name

On January 2, 2017, SK M&Service Co., Ltd. (“SK M&Service”), one of the Company’s subsidiaries, changed its name to SK M&Service Co., Ltd. from M&Service Co., Ltd. in accordance with a resolution at its general meeting of shareholders on December 26, 2016.

On October 23, 2018, Life & Security Holdings Co., Ltd. (“Life & Security Holdings”), one of the Company’s subsidiaries, changed its name to Life & Security Holdings Co., Ltd., from Siren Holdings Korea Co., Ltd., in accordance with a resolution at its extraordinary meeting of shareholders.

On March 28, 2019, Iriver Ltd., one of the Company’s subsidiaries, changed its name to Dreamus Company in accordance with a resolution at its general meeting of shareholders.

On April 17, 2019, Network O&S Co., Ltd., one of the Company’s subsidiaries, changed its name to SK O&S Co., Ltd. pursuant to a resolution at its extraordinary meeting of shareholders.

D.	Mergers, Acquisitions and Restructuring

(1) Establishment of SK TechX Co., Ltd. and Onestore

In March 2016, SK Planet spun off its platform business and T Store business and established SK TechX Co., Ltd. (“SK TechX”) and Onestore. The Company exchanged 12,323,905 shares of SK Planet for 6,323,905 shares of SK TechX and 6,000,000 shares of Onestore at the time of the spin-off. The Company later acquired an additional 4,409,600 shares of Onestore at a purchase price of Won 22 billion by participating in the follow-on rights offering. The Company did not participate in the subsequent follow-on rights offering and as of June 30, 2020, the Company had a 52.7% interest in Onestore.

(2) Spin-off and merger of SK Planet’s location-based services business and mobile phone verification services business

Through the merger of SK Planet’s location-based services business and mobile phone verification services business into SK Telecom, the Company seeks to provide a solid base for continued growth, especially in the next generation platform business. The spin-off and merger was effective as of April 5, 2016 and was registered as of April 7, 2016. SK Planet is a wholly-owned subsidiary of the Company, and as the Company did not issue any new shares in connection with the merger, there was no change in the share ownership of the Company.

(3) Establishment of Hana-SK Fintech Corporation

In order to provide an everyday finance platform, the Company entered into a joint venture agreement with Hana Financial Group, in accordance with the resolution of the Board of Directors on July 28, 2016. Combining the Company’s leading mobile technology and big data analysis capabilities with Hana Financial Group’s financial service, Hana-SK Fintech Corporation plans to provide innovative mobile financial services such as mobile asset management, easy payment and overseas wire transfer services. SK Telecom holds a 49% equity stake in the joint venture, and Hana Financial Group holds the remaining 51%.

(4) Capital contribution of shares of NSOK Co., Ltd. (“NSOK”) for new shares of SK Telink

On October 25, 2016, the Company made a capital contribution of all shares of NSOK owned by the Company to SK Telink in exchange for 219,967 newly issued shares of SK Telink, which resulted in an increase of the Company’s equity interest in SK Telink to 85.86%.

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(5) Acquisition of shares of SM Mobile Communications

In October 2016, the Company transferred the media platform businesses Hotzil and 5Ducks to SM Mobile Communications in exchange for 1,200,000 shares of SM Mobile Communications. As a result, the Company owned a 46.2% equity interest in SM Mobile Communications as of June 30, 2020.

(6) Exchange of shares of SK Communications Co., Ltd. (“SK Communications”)

On November 24, 2016, the Board of Directors resolved to approve the payment of cash consideration in lieu of the issuance of shares of the Company in a comprehensive exchange of shares of SK Communications. The amount of cash consideration was based on a share exchange ratio of one common share of the Company to 0.0125970 common share of SK Communications. In February 2017, SK Communications became a wholly-owned subsidiary of the Company.

(7) Acquisition of shares of Iriver

The Company acquired 4,699,248 shares of Iriver at a purchase price of Won 5,320 in connection with a capital contribution. The Company’s equity interest in Iriver following the acquisition is 45.9%. See “Report on Important Business Matters (Decision on Capital Increase)” filed on July 17, 2017 by Iriver for more information.

(8) Acquisition of newly issued shares of SK China Company Limited (“SK China”)

On July 28, 2017, the Company acquired newly issued shares of SK China to find investment opportunities in ICT and other promising areas of growth in China. In exchange for newly issued shares of SK China, the Company contributed its full equity interest in each of SKY Property Management Limited (“SKY”) and SK Industrial Development China Co., Ltd. (“SK IDC”) as well as cash, equal to the following amounts: 1) SKY stock: USD 276,443,440.64, 2) SK IDC stock: USD 108,072,007.67 and 3) Cash: USD 100,000,000.00. As a result of the acquisition, the Company holds 10,928,921 shares and a 27.27% of equity interest in SK China. See “Report on Decision on Acquisition of SK China Shares” filed by the Company on July 28, 2017 for more information about this transaction.

(9) Exchange of shares of SK Telink

On September 28, 2017, the Company disclosed a resolution approving the payment of cash consideration in lieu of the issuance of shares of SK Telecom in an exchange of shares of SK Telink. The amount of cash consideration was based on a share exchange ratio of 1:1.0687714. The exchange was completed on December 14, 2017, upon which exchange SK Telink became a wholly-owned subsidiary of the Company.

(10) Acquisition of shares of FSK L&S Co., Ltd.

On February 6, 2016, the Company acquired 2,415,750 shares of FSK L&S Co., Ltd. at a purchase price of Won 17.8 billion from SK Holdings Co., Ltd. (“SK Holdings”) to utilize its logistics sharing infrastructure with its counterparties and pursue new business opportunities. As a result of the acquisition, the Company had a 60% equity interest in FSK L&S Co., Ltd.

(11) Acquisition of shares of id Quantique SA

In order to increase the value of the Company by enhancing its position as the top mobile network operator (“MNO”) through utilizing quantum cryptography and by generating returns from its global business, the Company acquired an additional 41,157,506 shares of id Quantique SA on April 30, 2018. As a result, the Company owns a total of 58.1% of the issued and outstanding shares (44,157,506 shares), and has acquired control, of id Quantique SA.

(12) Acquisition of shares of Siren Holdings Korea Co., Ltd.

The Company acquired shares of Siren Holdings Korea Co., Ltd. (“SHK”), which wholly owns ADT CAPS, in order to strengthen its security business and expand its residential customer base. See “Report on Decision on Acquisition of Shares of Siren Holdings Korea Co., Ltd.” filed on May 8, 2018 for more information.

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*

Siren Investments Korea Co., Ltd. merged with and into SHK with SHK as the surviving entity, following which CAPSTEC Co., Ltd. (“CAPSTEC”) and ADT SECURITY Co., Ltd. (“ADT SECURITY”), which were subsidiaries of ADT CAPS, became subsidiaries of SHK.

*	SHK changed its name to Life & Security Holdings Co., Ltd. in accordance with a resolution at its extraordinary meeting of shareholders on October 23, 2018.

(13) Capital increase of Iriver

On July 26, 2018, the board of directors of Iriver, a subsidiary of the Company, resolved to approve a capital increase of Won 70,000 million through third-party allotment and subsequently issued 7,990,867 common shares. The Company participated in the capital increase and paid Won 65,000 million to subscribe 7,420,091 common shares of Iriver on August 10, 2018, resulting in an increase of the Company’s ownership interest from 45.9% to 53.7%.

(14) Exchange of shares of SK Infosec

On October 26, 2018, the Company announced the decision of the Board of Directors to approve the comprehensive exchange of shares of SK Infosec for shares of the Company. The share exchange ratio was one common share of the Company to 0.0997678 common share of SK Infosec. The share exchange was completed on December 27, 2018, upon which SK Infosec became a wholly-owned subsidiary of the Company.

(15) Acquisition of shares of SK stoa Co., Ltd. (“SK Stoa”)

On April 25, 2019, the Board of Directors resolved to acquire the 100% equity interest in SK Stoa owned by SK Broadband, a subsidiary of the Company, in order to expand its T-commerce business and maximize synergies with other ICT businesses of the Company. On January 3, 2020, the Company acquired 3,631,355 shares of SK Stoa after obtaining governmental approvals.

(16) Acquisition of shares of Tbroad Nowon Broadcasting Co., Ltd. (“Tbroad Nowon”)

On April 26, 2019, the Board of Directors resolved to acquire shares of Tbroad Nowon to enhance the Company’s competitiveness in the media business pursuant to a share purchase agreement with Tbroad Nowon’s largest shareholder, Tbroad. The Company acquired a 55.00% equity interest, or 627,000 shares, of Tbroad Nowon at a purchase price of Won 10.4 billion. See the report on “Amendment Regarding Decision on Acquisition of Tbroad Nowon” filed by the Company on January 28, 2020 for more information.

(17) Disposal of shares of SMC and Shopkick

On June 11, 2019, SKP America, a subsidiary of the Company, disposed of its 100% equity interest in SMC and SMC’s wholly-owned subsidiary Shopkick.

(18) Acquisition of shares of Incross Co., Ltd. (“Incross”)

On June 28, 2019, the Company acquired 2,786,455 shares of Incross in order to strengthen its digital advertising business. The Company’s equity interest in Incross following the acquisition is 34.6%. See the report on “Decision on Acquisition of Shares of Incross” filed by the Company on April 11, 2019, as amended on June 3, 2019 for more information.

(19) Capital increase of Content Alliance Platform Inc. (“Content Alliance Platform”)

The Company participated in a capital increase by Content Alliance Platform in the amount of Won 90 billion through third-party allotment in order to provide innovative media services and contents to customers and to enhance its competitiveness as a differentiated mobile OTT platform. See the report on “Participation in Capital Increase by Content Alliance Platform” filed by the Company on April 5, 2019, as amended on June 28, 2019.

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(20) Acquisition of newly-issued shares of Kakao Corp. (“Kakao”)

In order to pursue a strategic alliance with Kakao, the Company acquired newly-issued common shares of Kakao in the aggregate amount of approximately Won 300 billion through third-party allotment. Kakao acquired treasury shares of the Company. See the report on “Results of Disposal of Treasury Shares” filed by the Company on November 5, 2019 for more information.

[SK Broadband]

(1) Establishment of a subsidiary

On May 23, 2017, SK Broadband’s board of directors resolved to approve the establishment of a subsidiary. On June 5, 2017, SK Broadband established Home & Service Co., Ltd. (“Home & Service”), a subsidiary responsible for the management of customer service operations. Home & Service was incorporated by SK Broadband under the Korean Commercial Code. The subsidiary was capitalized at Won 46 billion and the Korea Fair Trade Commission approved the subsidiary’s incorporation as an SK affiliate on July 1, 2017.

(2) Spin-off

On August 16, 2017, SK Broadband’s board of directors resolved to approve the spin-off of its T-commerce subsidiary through a spin-off and subsequent establishment of a subsidiary pursuant to Article 530-2 and 530-12 of the Korean Commercial Code, with both companies from the simple vertical spin-off remaining as existing companies. The spin-off was effective as of December 1, 2017, and the subsidiary was capitalized at Won 15 billion, with SK Broadband holding a 100% equity interest. The Korea Fair Trade Commission approved the subsidiary’s incorporation as an SK affiliate on January 1, 2018.

(3) Transfer of business

On April 5, 2019, SK Broadband’s board of directors resolved to approve an agreement for the transfer of its OTT service, oksusu, to Content Alliance Platform (POOQ), a joint venture among KBS, MBC and SBS. The transaction was completed on September 18, 2019.

(4) Transfer of subsidiary shares

On April 24, 2019, SK Broadband’s board of directors approved the transfer of its 100% equity interest (3,631,355 shares) in SK Stoa, a subsidiary of SK Broadband, to SK Telecom. On December 30, 2019, the Ministry of Science and ICT (“MSIT”) approved the change in the largest capital contributor, and the transaction was completed on January 3, 2020.

(5) Merger of Tbroad, Tbroad Dongdaemun Broadcasting Co., Ltd. (“Tbroad Dongdaemun”) and Korea Digital Cable Media Center (“KDMC”) with and into SK Broadband

On April 26, 2019, SK Broadband’s board of directors resolved to enter into a merger agreement pursuant to which Tbroad, Tbroad Dongdaemun and KDMC will merge with and into SK Broadband. On January 23, 2020, the parties entered into an amendment to the merger agreement due to changes in the merger timeline, and on March 26, 2020, the entry into the merger agreement was approved as proposed at the extraordinary general meeting of shareholders. The merger was completed as of April 30, 2020.

[SK Telink]

(1) Acquisition of shares of NSOK

In accordance with the resolution of its board of directors on September 22, 2016, SK Telink received a capital contribution of 408,435 shares (an 83.9% equity interest) of NSOK owned by SK Telecom. On October 25, 2016, SK Telink acquired the remaining 78,200 outstanding shares (a 16.1% equity interest) of NSOK, pursuant to which NSOK became a wholly-owned subsidiary of SK Telink.

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In accordance with the resolution of its board of directors on April 12, 2017, SK Telink acquired 525,824 additional shares of NSOK pursuant to a rights offering for an aggregate amount of Won 40.0 billion (or Won 76,071 per share), resulting in SK Telink’s ownership of 1,012,459 shares (a 100% equity interest) of NSOK.

(2) Comprehensive exchange of shares

On September 28, 2017, SK Telink’s board of directors approved a comprehensive exchange of shares with SK Telecom, pursuant to which SK Telecom would acquire SK Telink’s remaining outstanding shares for cash consideration in lieu of issuance of shares of SK Telecom. The share exchange agreement was subsequently approved at the extraordinary general meeting of shareholders held on November 9, 2017.

Following the exchange, there were no changes to SK Telecom’s share ownership interest level or to management structure, and SK Telecom and SK Telink will remain as corporate entities. SK Telink became a wholly-owned subsidiary of SK Telecom and remains as an unlisted corporation, while SK Telecom remains as a listed corporation.

(3) Disposal of NSOK shares

Pursuant to the resolution of its board of directors on October 8, 2018, SK Telink entered into an agreement to sell 1,012,459 shares of NSOK (representing a 100.00% equity interest) to Life & Security Holdings. The date of sale was October 10, 2018, and the sale consideration amount was Won 100 billion. See “Report on Disposal of Shares of Related Party” filed on October 8, 2018 by SK Telink for more information about this transaction.

(4) Change in location of headquarters

As of April 20, 2020, SK Telink changed the location of its headquarters to 144 Mapo T-town, Mapo-daero, Mapo-gu, Seoul pursuant to a resolution of its board of directors on April 16, 2020.

(5) Transfer of access ID business

On May 22, 2020, the board of directors of SK Telink resolved to transfer its access ID business and related assets to ADT CAPS, a related party, for Won 0.4 billion, effective as of May 31, 2020.

(6) Transfer of device business

On May 22, 2020, the board of directors of SK Telink resolved to transfer its device business and related assets to SK Networks Co., Ltd., a related party, for Won 4.2 billion, effective as of July 1, 2020. As such transfer qualified as a simplified business transfer, the board resolution served as requisite approval in lieu of approval by the general meeting of shareholders.

[Life & Security Holdings]

(1) Spin-off and merger of certain businesses of ADT CAPS

On May 18, 2018, in order to seek a more efficient corporate structure through reorganization, Life & Security Holdings spun off ADT CAPS’ holding company business (i.e., the business of controlling its subsidiaries CAPSTEC and ADT SECURITY through the ownership of shares of these subsidiaries) from ADT CAPS and merged it with and into Life & Security Holdings, with Life & Security Holdings and ADT CAPS surviving these transactions.

[ADT CAPS]

(1) Merger of NSOK

Pursuant to resolutions of the board of directors on October 8, 2018 and the general meeting of shareholders on October 23, 2018, ADT CAPS merged NSOK with and into itself effective as of December 1, 2018 to seek new sources of growth, taking into account the growth potential of the physical security market.

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(2) Merger of ADT SECURITY

Pursuant to resolutions of the board of directors on November 14, 2019 and the general meeting of shareholders on November 29, 2019, ADT CAPS completed the merger of ADT SECURITY with and into itself effective as of January 1, 2020 to enhance management efficiency.

[Eleven Street]

(1) Establishment of Eleven Street

On July 31, 2018, the board of directors of SK Planet resolved to spin off its 11st business division (including Scinic, Gifticon and 11Pay) into a newly established company, Eleven Street, effective as of September 1, 2018. In the spin-off, newly issued shares of the spun-off company were allocated in proportion to the equity interest of the shareholders as of the date of such allocation, at a ratio of 0.14344419 newly issued share for 1 share of SK Planet (8,383,931 common shares).

(2) Capital increase of Eleven Street

Pursuant to the resolution of the board of directors on September 7, 2018, Eleven Street issued new shares through a third-party allotment in order to increase its capital, allocating all such new shares to Nile Holdings Co., Ltd. The payment date was September 28, 2018. After the capital increase, SK Telecom holds a 80.26% interest in Eleven Street. See “Report on Decision on Capital Increase of Eleven Street Co., Ltd.” filed by the Company on September 7, 2018 for more information.

(3) Acquisition of shares of Hello Nature Co., Ltd. (“Hello Nature”)

On October 10, 2018, Eleven Street acquired 281,908 shares of Hello Nature, a fresh food delivery service provider, from SK Planet for Won 29.9 billion. As a result of this acquisition, Eleven Street owns a 49.90% interest in Hello Nature.

(4) Acquisition of shares of KOREACENTER Co., Ltd. (“KOREACENTER”)

Pursuant to the resolution of the board of directors on December 26, 2018, Eleven Street acquired 578,521 shares owned by the shareholders of KOREACENTER (Gi Rok Kim and three other individuals) and 578,521 newly issued shares of KOREACENTER, for a total consideration of Won 27.5 billion, in order to form a strategic alliance and promote its commerce services and global business.

(5) Share repurchase

Pursuant to the resolution at its general shareholders’ meeting held on March 26, 2019 approving a share repurchase and the resolution of its board of directors held on April 26, 2019 approving the terms of such repurchase, Eleven Street repurchased 158,429 units of its own shares from SK Planet for Won 42.5 billion and 203 units of its own shares from certain other shareholders (Young-hoon Jeon and four others) for Won 50 million, effective as of August 30, 2019, in order to enhance the value of its shares. As a result of this repurchase, Eleven Street owns 1.55% of its total shares issued as treasury shares.

[SK Infosec]

(1) Merger of Bizen Co., Ltd. (“Bizen”)

Pursuant to a resolution of its board of directors on November 28, 2014, SK Infosec decided to merge Bizen with and into itself, with SK Infosec as the surviving entity, effective as of January 20, 2015, in order to strengthen its competitiveness through the creation of business synergies. The merger was completed based on a merger ratio of 1:0.0797984.

(2) Comprehensive exchange of shares

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On October 25, 2018, the board of directors of SK Infosec resolved to enter into a share exchange agreement with SK Telecom pursuant to which the shareholders of record of SK Infosec would be allotted 0.00997678 treasury share of SK Telecom in exchange for one common share of SK Infosec on December 27, 2018, after which SK Infosec would become a wholly-owned subsidiary of SK Telecom. The share exchange agreement was executed on November 26, 2018 and the comprehensive share exchange was completed on December 27, 2018.

[SK Planet]

Effective as of March 1, 2016, SK Planet spun off its platform business and T Store business in order to enhance the competitiveness of each business for future growth.

Effective as of April 5, 2016, SK Planet spun off its location-based services business and mobile phone verification services business and merged them into the Company in order to further concentrate its resources on its commerce business.

On May 29, 2017, the board of directors of SK Planet resolved to transfer the operations and assets related to its BENEPIA business for Won 7.5 billion to SK M&Service as of July 1, 2017.

On July 17, 2017, the board of directors of SK Planet resolved to (1) spin-off SK Planet’s advertising agency business as a newly established company, SM Contents & Communications, in order to strengthen the competitiveness of the business for future growth, which spin-off was effective as of October 1, 2017 and (2) sell 100% of its shares of SM Contents & Communications to SM Culture & Contents Co., Ltd. to further concentrate business capabilities and efficiently allocate management resources. The closing date of the sale transaction was October 24, 2017.

On June 19, 2018, the board of directors of SK Planet resolved to spin off its 11st business (including Scinic, Gifticon and 11Pay) into a newly established company, effective as of September 1, 2018, in order to enhance the level of specialization and competitiveness of its businesses by strengthening their core competencies and obtain further growth potential of the businesses. See the “Report on Decision on Spin-off of SK Planet’s 11st Business” filed on June 19, 2018 for more information.

On June 19, 2018, the board of directors of SK Planet resolved to merge SK TechX with and into SK Planet, effective as of September 1, 2018, with a merger ratio between SK Planet and SK TechX of 1:3.0504171, in order to enhance management efficiency and create synergies. See the “Report on Decision on Merger of SK TechX into SK Planet” filed on June 19, 2018 for more information.

SK Planet decided to reduce the par value of its shares from Won 500 to Won 150 to improve its financial structure through coverage of losses. The capital reduction is effective as of April 27, 2020.

[SK M&Service]

(1) Acquisition of SK Planet’s BENEPIA business

Pursuant to the resolutions of its board of directors and its extraordinary shareholders meeting held on May 29, 2017, SK M&Service decided to acquire SK Planet’s BENEPIA business (including agency service for the Flexible Benefit Plan and related tangible and intangible assets, goodwill, systems, etc.) for Won 7.5 billion on July 1, 2017.

[Dreamus Company]

(1) Merger with Iriver CS Co., Ltd. (“Iriver CS”)

Pursuant to the resolution of its board of directors on November 18, 2014, Dreamus Company merged Iriver CS, a subsidiary of the Company, with and into itself on January 31, 2015, with the purpose of enhancing competitiveness through management rationalization and maximization of synergy. The merger was completed based on a merger ratio of 1:0 with no capital increase. The merger and merger registration were completed on January 31, 2015 and February 2, 2015, respectively. Since this merger qualified as a small-scale merger, the approval of the merger by a resolution of the board of directors substituted for the approval by a general meeting of shareholders.

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(2) Acquisition of shares of S.M. Life Design Company Japan Inc.

Pursuant to the resolution of its board of directors on July 17, 2017, Dreamus Company approved a contract to acquire a total of 1,000,000 shares of S.M. Life Design Company Japan Inc. (a 100% equity interest) from S.M. Entertainment Japan Co., Ltd. with the purposes of entering foreign markets and maximizing business synergy. Dreamus Company acquired control of S.M. Life Design Company Japan Inc. upon its completion of payment for the shares on September 1, 2017.

(3) Merger of S.M. Mobile Communications JAPAN Inc.

Pursuant to the resolution of its board of directors on July 17, 2017, Dreamus Company decided to merge with S.M. Mobile Communications JAPAN Inc., a contents and information distribution company, with the purpose of reinforcing its contents based device business and enhancing managerial efficiency. As of October 1, 2017, Dreamus Company merged S.M. Mobile Communications JAPAN Inc. into it with a merger ratio of 1:1.6041745, based on which Dreamus Company issued 4,170,852 new common shares.

(4) Acquisition of important assets (Supply and distribution rights for music and digital contents)

On February 28, 2018, Dreamus Company entered into an agreement with S.M. Entertainment Co., Ltd. to acquire supply and distribution rights for music and digital contents of S.M. Entertainment Co., Ltd., JYP Entertainment Corporation and Big Hit Entertainment. Through this arrangement, the Company plans to increase sales by entering the music and sound recording industries and to create synergies through strategic alliances.

(5) Merger between subsidiaries

In order to achieve management efficiency and maximize organizational operation synergies, groovers Japan Co., Ltd. and SM Mobile Communications Japan Inc., each of which was a Japanese subsidiary of Dreamus Company, completed their merger with groovers Japan Co., Ltd. as the surviving entity, effective as of July 1, 2018.

(6) Investment in groovers Inc. (“Groovers”)

On July 26, 2018, the board of directors of Dreamus Company resolved to make an equity investment of Won 11,000 million (2,200,000 common shares) in Groovers for the purposes of providing operating funds to improve its financial structure and pursue new businesses. Payment was completed on July 27, 2018, and the Company’s ownership interest after such equity investment is 100%.

(7) Transfer of Music Mate business between Groovers and SK TechX

On August 31, 2018, pursuant to the resolutions of its board of directors and the extraordinary meeting of shareholders, each of which was held on June 28, 2018, Groovers acquired all properties, assets and rights related to the Music Mate streaming service from SK TechX for Won 3,570 million.

(8) Merger of Groovers

Pursuant to the resolution of its board of directors on December 26, 2018, Dreamus Company merged Groovers, a provider of music, contents and other services, with and into itself on March 1, 2019, in order to seek synergies by integrating management resources and enhance management efficiency. The merger was completed based on a merger ratio of 1:0 with no capital increase. The merger and merger registration were completed on March 1, 2019 and March 5, 2019, respectively. Since this merger qualified as a small-scale merger, the approval of the merger by a resolution of the board of directors substituted for the approval by a general meeting of shareholders.

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(9) Disposal of shares of Iriver Inc.

Pursuant to the resolution of its board of directors on July 18, 2019, Dreamus Company disposed of all of its shares in Iriver Inc., effective as of September 1, 2019, with the goal of achieving sustainable growth of its device business by improving its financial structure and profitability and maintaining its business expertise and continuity of operations.

(10) Merger between subsidiaries

In order to achieve management efficiency and maximize organizational operation synergies, Life Design Company Inc. and groovers Japan Co., Ltd., each of which is a Japanese subsidiary of Dreamus Company, completed their merger with Life Design Company Inc. as the surviving entity, effective as of December 15, 2019.

[Incross]

(1) Spin-off of Infra Communications Co., Ltd. (“Infra Communications”)

Effective as of August 1, 2017, Incross spun off its business related to the operation agency service of the integrated mobile application marketplace “Onestore” into a newly established company, Infra Communications, in order to strengthen the expertise and enhance management efficiency of each of its businesses, to respond effectively to the external environment by re-investing the value generated from each business into such business, and to grow and develop such business through strategic and efficient allocation of management resources.

(2) Transfer of mobile advertising network business

Effective as of April 1, 2017, Incross acquired SK Planet’s mobile advertising network business, “Syrup Ad.”

(3) Transfer of media representative business

Effective as of March 17, 2020, Incross acquired SK Stoa’s advertisement media agency and advertising agency businesses.

3.    Total Number of Shares

A.	Total Number of Shares

(As of June 30, 2020)			(Unit: in shares)
Classification	Share type			Remarks
	Common shares	Preferred shares	Total
I. Total number of authorized shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,533,235	—	8,533,235	—
a. reduction of capital	—	—	—	—
b. retirement with profit	8,533,235	—	8,533,235	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—
V. Number of treasury shares	7,609,263	—	7,609,263	—
VI. Number of shares outstanding (IV-V)	73,136,448	—	73,136,448	—

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B.	Treasury Shares

There were no acquisitions and dispositions of treasury shares during the reporting period.

4.    Status of Voting Rights

(As of June 30, 2020)			(Unit: in shares)
Classification		Number of shares	Remarks
Total shares (A)	Common share	80,745,711	—
	Preferred share	—	—
Number of shares without voting rights (B)	Common share	7,609,263	Treasury shares
	Preferred share	—	—
Shares without voting rights pursuant to the Company’s articles of incorporation (the “Articles of Incorporation”) (C)	Common share	—	—
	Preferred share	—	—
Shares with restricted voting rights pursuant to Korean law (D)	Common share	—	—
	Preferred share	—	—
Shares with reestablished voting rights (E)	Common share	—	—
	Preferred share	—	—
The number of shares with exercisable voting right s (F = A - B - C - D + E)	Common share	73,136,448	—
	Preferred share	—	—

5.    Dividends and Others

A.	Dividends

(1)	Distribution of cash dividends was approved during the 34th General Meeting of Shareholders held on March 21, 2018.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(2)	Distribution of interim dividends of Won 1,000 was approved during the 416th Board of Directors’ Meeting on July 26, 2018.

(3)	Distribution of cash dividends was approved during the 35th General Meeting of Shareholders held on March 26, 2019.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(4)	Distribution of interim dividends of Won 1,000 was approved during the 426th Board of Directors’ Meeting on July 25, 2019.

(5)	Distribution of cash dividends was approved during the 36th General Meeting of Shareholders held on March 26, 2020.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(6)	Distribution of interim dividends of Won 1,000 was approved during the 438th Board of Directors’ Meeting on July 21, 2020.

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B.	Dividends for the Last Three Fiscal Years

(Unit: in millions of Won, except per share data and percentages)
Classification		As of and for the six months ended June 30, 2020	As of and for the year ended December 31, 2019	As of and for the year ended December 31, 2018
Par value per share (Won)		500	500	500
(Consolidated) Net income		736,650	889,907	3,127,887
Net income per share (Won)		9,971	12,144	44,066
Total cash dividend		73,136	730,098	717,438
Total stock dividends		—	—	—
(Consolidated) Percentage of cash dividend to available income (%)		9.9	82.0	22.9
Cash dividend yield ratio (%)	Common shares	0.4	3.7	3.6
	Preferred shares	—	—	—
Stock dividend yield ratio (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	1,000	10,000	10,000
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

*

The total amount of cash dividends was calculated by adding the total amount of cash dividends resolved at the general meeting of shareholders for the relevant fiscal year and any quarterly cash dividends paid during such fiscal year (including interim dividends) in accordance with applicable disclosure requirements.

*	Consolidated net income is based on equity attributable to owners of the parent company.

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II.	BUSINESS

1.     Business Overview

Each company in the consolidated entity is a separate legal entity providing independent services and products. The business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high speed Internet, data and network lease services, among others, (3) commerce business, (4) security business and (5) other businesses consisting of platform services and Internet portal services, among others.

Set forth below is a summary business description of material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd.	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	SK O&S Co., Ltd.	Maintenance of switching stations
	Service Ace Co., Ltd	Management and operation of customer centers
Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management services including video-on-demand (“VOD”)

	SK Telink Co., Ltd.	International wireless direct-dial “00700” services, voice services using Internet protocol and Mobile Virtual Network Operator (“MVNO”) business
	Home & Service Co., Ltd.	System maintenance of high-speed Internet, IPTV and fixed-line services
Security	Life & Security Holdings Co., Ltd.	Holding company
	ADT CAPS Co., Ltd.	Unmanned machine-based security and manned security services
	SK Infosec Co., Ltd.	Comprehensive information protection services and integrated computer system consulting and implementation services
Commerce	Eleven Street Co., Ltd.	E-commerce and Internet-related businesses
Other business	SK Planet Co., Ltd.	Information telecommunications business and development and supply of software
	Onestore Co., Ltd.	Operation of mobile application store
	Dreamus Company	Online music service and distribution of records and digital content
	SK M&Service Co., Ltd.	System software development, distribution and technical support services and other online information services
	K-net Culture and Contents Venture Fund	Start-up investment support
	Atlas Investment	Investments
	Incross Co., Ltd.	Advertising

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[Wireless Business]

A.	Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless, leased line and value-added services) and broadcasting and telecommunications convergence services. Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (Internet connection and management, media contents and others). The size of the domestic telecommunications services market is determined based on various factors specific to Korea, including size of population that uses telecommunication services and telecommunications expenditures per capita. While it is possible for Korean telecommunication service providers to provide services abroad through acquisitions or otherwise, foreign telecommunication services markets have their own characteristics depending, among others, on the regulatory environment and demand for telecommunication services.

The Korean mobile communication market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced smartphones which enable the provision of convergence services for multimedia contents, mobile commerce, telematics, new media and other related services. In addition, through further advancements in LTE networks and the commercialization of 5G networks in 2019, B2B businesses, such as the corporate “connected workforce” business which can directly contribute to an enhancement in productivity, are expected to grow rapidly.

B.	Growth Potential

(Unit: in 1,000 persons)
		As of June 30,	As of December 31,
Classification		2020	2019	2018
Number of subscribers	SK Telecom	28,932	28,648	27,382
	Others (KT, LGU+)	32,396	31,539	29,989
	MVNO	7,339	7,750	7,989
	Total	68,668	67,937	65,360

*	Source: Wireless subscriber data from the MSIT as of June 30, 2020.

C.	Domestic and Overseas Market Conditions

The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Sales revenue related to data services has been growing due to the increasing popularity of smartphones and high-speed wireless networks. There is also a growing importance to the B2B segment, which creates added value by selling and developing various solutions. The telecommunications industry is a regulated industry requiring license and approval from the MSIT.

In the wireless business, industry players compete on the basis of the following three main competitive elements:

(i)    brand competitiveness, which refers to the overall sense of recognition and loyalty experienced by customers with respect to services and values provided by a company, including the images created by a company’s comprehensive activities and communications on top of the actual services rendered;

(ii)    product and service competitiveness, which refers to the fundamental criteria for wireless telecommunications services, including voice quality, service coverage, broad ranges of rate plans, diversified mobile Internet services, price and quality of devices and customer service quality, as well as the ability to develop new services that meet customer needs in a market environment defined by convergence; and

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(iii)    sales competitiveness, which refers to novel and diversified marketing methods and the strength of the distribution network.

Set forth below is the historical market share of the Company (excluding MVNO subscribers).

(Unit: in percentages)
Classification	As of June 30,	As of December 31,
	2020	2019	2018
Mobile communication services	47.2	47.6	47.7

*	Source: Wireless subscriber data from the MSIT as of June 30, 2020.

D.	Business Overview and Competitive Strengths

The Company is seeking to transform itself from a telecommunications service provider into a comprehensive ICT service provider. It has continued to innovate the scope of its services and achieved strong growth in subscribers amid fierce competition and rate cuts.

As a result of positive customer responses to a series of customer value innovation programs such as no-contract plans, safe roaming and the T Plan, as well as its position as the top player in the 5G services market in terms of number of subscribers, the Company secured approximately 3.35 million 5G subscribers as of June 30, 2020. The churn rate remained relatively stable at a record low of 0.9% (excluding MVNO subscribers). In the second quarter of 2020, the Company recorded revenue of Won 4,602.8 billion and an operating profit of Won 359.5 billion on a consolidated basis, and revenue of Won 2,939.8 billion and an operating profit of Won 270.3 billion on a separate basis.

In the telecommunications technology domain, in June 2018, the Company secured frequency bandwidths that are optimal for the commercialization of 5G services at a reasonable bid price. In the fourth quarter of 2018, the Company began to build its 5G networks, focusing on Seoul and other metropolitan areas. The Company began its first 5G transmission in December 2018 and is focusing on establishing 5G networks with enhanced stability and security through the application of quantum cryptography communication and AI networks.

In April 2019, the Company launched the world’s first 5G subscription services. The Company had 2.08 million 5G subscribers as of December 31, 2019, and the number of 5G subscribers is expected to continue to grow. The Company believes that 5G services would have the greatest impact on customer experiences in media, augmented reality (“AR”) / virtual reality (“VR”) and games, which are the areas that the Company believes would draw the highest level of interest from its customers. The Company is launching services related to these areas, such as the 5GX Boost Park. The Company plans to lead the 5G era by providing differentiated content in various areas including sports and entertainment.

SK Telink, a consolidated subsidiary of the Company, expanded its operations to the MVNO business based on its technical expertise and know-how obtained in its international telecommunications business and launched its MVNO service, ‘SK 7Mobile,’ which is offered at reasonable rates and provides excellent quality. SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards customers including foreign workers, middle-aged adults and students. An MVNO leases the networks of an MNO and provides wireless telecommunication services under its own brand and fee structure, without owning telecommunication networks or frequencies.

SK O&S, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless network services to customers, including mobile office products to business customers. Network quality is a core competitive factor for not only the traditional consumer market but also for the expanding B2B market, and its importance will only increase in the 5G network era.

PS&Marketing, a subsidiary of the Company, provides a sales platform for products of the Company and SK Broadband including fixed-line and wireless telecommunication products that address customers’ needs for various convergence products. PS&Marketing provides differentiated service to clients through the establishment of new sales channels and product development.

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[Fixed-line Business]

A.     Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless, leased line and value-added services) and broadcasting and telecommunications convergence services (such as IPTV, cable TV and bundled fixed-line/wireless services). Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (Internet connection and management, media contents and others).

The broadcasting business involves the planning, programming or production of broadcasting programs and transmission to viewers through telecommunication facilities. Pursuant to the Broadcasting Act, the broadcasting market can be categorized into terrestrial broadcasting, fixed-line TV broadcasting, satellite broadcasting and programming-providing businesses. The Company engages in the fixed-line TV broadcasting business, which is defined as the business of managing and operating fixed-line TV broadcasting stations (including their facilities and employees for the purpose of providing multi-channel broadcasting) and providing broadcasts through transmission and line facilities.

The fixed-line telecommunications industry is a technology-intensive industry that evolves rapidly and continuously through the development of communications technology and equipment, which requires proactive responses in meeting the needs of subscribers by developing new services and penetrating the market. Fixed-line telecommunications services have become universal and essential means of communication and act as the foundation for integration and convergence with various other services. The essential nature of such services provides stable demand, resulting in low sensitivity to economic conditions.

The Korean fixed-line services industry is marked by a high level of market concentration, as the government is highly selective in granting telecommunications business licenses. The competitive landscape of the fixed-line and wireless services markets is dominated by its three leading operators, the Company (including SK Broadband), KT and LG U+. Growing competition within the industry has promoted rapid technological evolution, including the convergence of fixed-line and wireless services, as well as broadcasting and telecommunications.

B.     Growth Potential

		(Unit: in 1,000 persons)
Classification		As of June 30,	As of December 31,
		2020	2019	2018
Fixed-line Subscribers	High-speed Internet	22,152	21,906	21,286
	Fixed-line telephone	13,206	13,600	14,334
	IPTV	16,833	16,440	15,054
	Cable TV	13,558	13,642	13,925

*	Source: MSIT website.
*	The number of IPTV and cable TV subscribers as of June 30, 2020 is based on the average number of subscribers in the last six months of 2019.

C.	Cyclical Nature and Seasonality

High-speed Internet, fixed-line telephone and pay TV services are mature markets that are comparatively less sensitive to cyclical economic changes as such services have become more of a necessity and the market has matured. The telecommunications services market overall is not expected to be particularly affected by economic downturns due to the low income elasticity of demand for telecommunication services.

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D.	Domestic and Overseas Market Conditions

Set forth below is the historical market share of the Company.

			(Unit: in percentages)
	As of June 30,	As of December 31,
Classification	2020	2019	2018
High-speed Internet (including resales)	29.5	25.6	25.4
Fixed-line telephone (including Voice over Internet Protocol (“VoIP”)	16.8	16.8	16.8
IPTV	30.2	30.3	30.3
Cable TV	22.4	22.4	22.5

*	Source: MSIT website.
*	With respect to Internet telephone, the market share was calculated based on market shares among the Company, KT and LG U+ and is based on the number of IP phone subscribers.
*	The market share of IPTV and cable TV subscribers as of June 30, 2020 is based on the average number of subscribers in the last six months of 2019.

In each of its principal business areas, SK Broadband principally competes on the basis of price, service quality and speed. In the IPTV business, the ability to offer complex services and differentiated contents are becoming increasingly important. General telecommunications businesses operate in a licensed industry with a high barrier of entry, which is dominated by SK Broadband, KT and LG U+.

E.	Business Overview and Competitive Strengths

In the second quarter of 2020, SK Broadband recorded Won 918.4 billion in revenue, Won 60.8 billion in operating profit and Won 39.9 billion in profit on a consolidated basis. SK Broadband achieved revenue growth compared to the second quarter of 2019 as a result of the mergers during the period and an increase in B2B sales, including content delivery network services.

In the case of high-speed Internet, revenue increased compared to the second quarter of 2019 due to an increase in the proportion of subscribers of premium services, such as Giga Internet. Despite the absence of new cinematic releases and other new content, the IPTV service business continued its solid growth compared to the second quarter of 2019 due to the growth in subscribers and platform sales. Revenue from the corporate business increased compared to the first quarter of 2020 and the second quarter of 2019 as a result of SK Broadband’s anticipatory response to data traffic growth.

[Security Business]

A.	Industry Characteristics

The security systems service business provides security services to governments, companies and individuals with the purpose of protecting tangible and intangible assets and human resources. Depending on the risk prevention method used, the security business can be classified into machine-based security, security system integration (“SI”) and manned security. Machine-based security operates by receiving information that is detected and transmitted by various sensors and cameras installed at the target facilities through control facility equipment and taking prompt and appropriate action, such as dispatching an agent or contacting the police or the fire department, if an abnormality is detected. Security SI is a service that integrates installation, operation, maintenance and repair of various equipment and systems by analyzing the appropriate security system for customer facilities, such as buildings, factories and schools. Manned security services deploy security personnel to areas subject to security, who perform on-site security services such as patrols and access control of buildings and facilities. The Company’s primary business in the security industry is its unmanned security service, and its business areas consist of the following:

Classification	Product
Machine-based security	CAPS service (unmanned security service), access control, view guard (CCTV), attendance management, drinking water management

Security SI and maintenance and repair	Access control (entry and parking), CCTV (recording, camera, monitor, network equipment), other security systems

Integrated security services (machine-based security + manned security)	Machine-based security services, manned security services (security, cleaning, concierge, etc.)

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B.	Growth Potential

The size of the physical security industry in terms of revenue is as follows:

(Unit: in millions of Won except percentages)
	2019	2018	Change (%)
Dispatch security services	1,727,972	1,726,210	0.1%
Video security services	415,647	401,777	3.5%
Other security services	536,208	485,004	10.6%
Total	2,679,827	2,612,991	2.6%

*	Source: Korea Information Industry Association (2019 Korean Information Security Services Industry Survey published in December 2019). 2019 figures are estimates.

C.	Cyclical Nature and Seasonality

The security systems business seeks to satisfy the basic need for safety and is less sensitive to economic fluctuations compared to other industries. Although the slowdown in the Korean economy and competition based on lower-cost alternatives has had a negative impact on industry growth, sustained growth is nevertheless expected due to the recent expansion of the industry into converged security markets with the integration of ICT.

D.	Domestic and Overseas Market Conditions

The security industry is experiencing a rapid increase in demand for CCTV, access control and other security systems due to threats including crime, natural disasters and calamities and terrorism. With increased consumer interest in safety, demand for security system services is expected to continue to grow. To date, the Korean security market is characterized by an oligopoly dominated by three leading companies due to the high barriers to entry as a result of high initial investment costs of building large-scale network systems and the effects of brand loyalty. The traditional security industry, characterized by price competition aimed at increasing market share, is expanding into a converged security market with the integration of ICT. In addition, the global converged security market integrating ICT has recently been experiencing rapid growth and increased competition due to the entry of global information technology companies. As a result, the global AI security industry, which had a market size of US$3.9 billion in 2018, is expected to grow tenfold by 2025.

E.	Business Overview and Competitive Strengths

For the six months ended June 30, 2020, ADT CAPS recorded Won 391.1 billion in revenue and Won 55.3 billion in operating profit, and it has secured approximately 620,000 subscribers as of June 30, 2020, including subscribers to newly launched businesses.

Due to the saturation of the unmanned security market, the net growth rate in the number of ADT CAPS’ unmanned security contracts decreased in 2019 compared to the previous year. However, ADT CAPS was able to record approximately Won 740 billion in revenue in 2019, exceeding expectations, due to increases in the number of new subscribers acquired through the SK distribution network and sales in newly-launched businesses, such as CAPS Home and parking services.

Although the unmanned security market is expected to remain saturated in 2020, ADT CAPS will pursue efforts to improve its core unmanned security business through the development of products and market approaches that are tailored to the needs of various customers, while steadily improving its new security businesses at the same time.

In particular, through the merger of ADT SECURITY, a provider of security equipment and solutions, with and into itself, ADT CAPS plans to reach customers with a diverse range of products as a convergence security company in 2020.

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Unmanned security services range from crime prevention based on cutting-edge sensors and prompt dispatch of security personnel to follow-up services. With increased efforts to reduce false alarms, ADT CAPS continues to reduce dispatch and control costs, thereby improving service quality and ultimately generating new sources of revenue to establish a positive cycle for continuous growth.

Video security services provide objective security through full identification of subjects with the use of high-definition video, made convenient and safe through a diverse lineup of products and remote control services. Access security services provide outsider access control, employee attendance checks and even drinking water management, which are made user-friendly and convenient due to the integration of cutting edge AI-based technology such as fingerprint, facial and mobile recognition. ADT CAPS plans to continue advancing such technology-based services and deliver more convenient and safer security services to customers through innovative technologies.

The SI business provides comprehensive security solutions suitable for the management of large buildings, such as access control and energy, fire safety and parking management services. ADT CAPS is striving to provide customers with the best comprehensive security solution, including more economical and optimized products through the development of innovative technologies.

[Commerce Business]

A.    Industry Characteristics

Electronic commerce, or e-commerce, refers to transactions of goods and services that are processed electronically by information processing systems, such as personal computers, and can be classified into “online order” and “online order brokerage” businesses. The mail order brokerage business refers to the act of intermediating a transaction between a seller and a buyer by an online shopping mall, and the online order business refers to direct sales of goods and services by an online shopping mall. Online shopping malls can be categorized, based on the range of products that they handle, into special malls that handle products limited to specific categories and general malls that handle products across multiple categories. The Korean e-commerce market started to grow in the early 2000s with the spread of the Internet, and it is now going through a second period of growth in the form of mobile commerce as a result of the removal of time and space constraints on shopping following the proliferation of smartphones beginning in 2010, the simplification and improved convenience of payment services, the expansion of fast delivery services following intense competition in such services beginning in 2018, the combination of offline and online shopping experiences (omni-channel and O2O services) and advancements in personalization and recommendation services based on AI. 11st, which is an online order brokerage business, is known as an “open market business” within the e-commerce market. As a result of leading the trend of mobile commerce and pursuing innovative customer experience since the early stages of its business, 11st has grown into a major player in the e-commerce market.

B.    Growth Potential

As of December 31, 2019, the size of the Korean e-commerce market was Won 134.6 trillion, accounting for approximately 28% of the total online and offline distribution market and demonstrating rapid growth at an annual average growth rate of over 25% for the past three years. In addition, mobile transactions accounted for 64.4% of the total e-commerce transaction value in 2019, after surpassing 50% for the first time in 2016. Considering the current acceleration in the shift of products traditionally sold offline, such as food products, food delivery services, apparels and household products, to the mobile e-commerce platform, mobile e-commerce is expected to continue its growth in the future.

Year	2019	2018	2017	2016
E-commerce transaction value (trillion Won)	134.6	113.7	94.2	65.6
Annual growth rate	18.3%	20.8%	43.6%	21.5%

*	Source: Statistics Korea, “Online Shopping Trends.”

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C.    Cyclical Nature and Seasonality

While the commerce industry is inherently affected by fluctuations in the economy to a certain extent, their effect on the e-commerce market has been limited due to its ongoing rapid growth.

D.    Domestic and Overseas Market Conditions

The mobile-centered online commerce market is expected to grow steadily due to the further growth potential of the Internet shopping population, the development of online business models by offline commerce operators and the growth of mobile commerce. New business models are expected to emerge and proliferate into new markets as diverse lifestyle services that go beyond commodities are incorporated into the area of commerce.

E.    Business Overview and Competitive Strengths

Focusing on the 11st Marketplace, the Company plans to continue expanding the commerce ecosystem of 11st, and ultimately enhance its corporate value by providing diverse and innovative shopping experiences based on technology and strengthening customer benefits using synergies with other ICT businesses of the Company. In particular, the Company’s 11st business recorded an operating profit in 2019 and, as a result, established a foundation for sustainable growth. 11st has become a leader in the Korean e-commerce market through steady growth since its launch in 2008, with the largest number of unique visitors per month (at an average of 17 million unique visitors per month in 2019), by building customer trust and through effective marketing, despite its late entry into the online commerce market that was previously dominated by two players, Gmarket and Auction. 11st has also firmly established itself as a market leader and top player in the Korean mobile commerce market by rapidly responding to the shift of the e-commerce market towards mobile platforms. In addition, the Company has made efforts to gain the market’s confidence and improve customer satisfaction since the launch of 11st, resulting in recognition by certifications from KS-SQI (Service Quality Index) for twelve consecutive years, KCSI (Consumer Satisfaction Index) for eleven consecutive years and CCM (Consumer Centered Management). Based on the large user base of 11st, the Company plans to expand the product offerings of 11st based on expanded partnerships with third parties and upgrade services, thereby continuing to strengthen the unique value of 11st as a commerce portal through improvements in customer’s convenience and continuous innovation.

[Other Businesses]

OK Cashbag, operated by SK Planet, is a point-based loyalty marketing program which has grown to become a global top-tier loyalty marketing program since its inception in 1999. Customers have access to increased benefits through accumulation of loyalty reward points and partner companies use OK Cashbag as a marketing resource. As Korea’s largest loyalty mileage program, OK Cashbag maintains a leading position in the industry. The Company is continuing to develop its service in light of market conditions and customers’ needs to enhance its customers’ perception of point value and is reviewing and pursuing various plans to develop OK Cashbag into a service that goes beyond a mileage program that leverages the key competitiveness of OK Cashbag such as its platform and partnership network.

Syrup is a service that provides information about coupons and events based on time, place and occasion, thereby maximizing economic benefits for consumers, as well as a marketing tool based on consumption behavior data that enables its business partners to achieve smart, low-cost and high-efficiency marketing. In 2019, based on big data accumulated over the years, Syrup expanded its service to the area of mobile finance, which allows users to check their financial assets and provides an integrated process including recommendation for and subscription to customized financial products. The Company plans to continue developing Syrup to provide more practical benefits to its customers in their daily lives.

Incross, a material subsidiary of the Company, primarily focuses on the digital advertising media representative business, which involves establishing media strategies and executing advertising on behalf of advertisers and advertising agencies, and its “Dawin” business, Korea’s first video advertising network platform. In April 2020, Incross launched T-Deal, a CPS (cost per sales) advertising product that utilizes SK Telecom’s text messaging services. In addition, Infra Communications, a subsidiary of Incross, provides operational services for the integrated mobile application market “Onestore.”

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FLO, launched in December 2018 by Dreamus Company, a material subsidiary of the Company, is a music streaming service that recommends music and provides a user experience (“UX”) tailored to individual users. Based on AI, FLO recommends music for its users by closely analyzing such user’s music listening history and provides various playlists on a home screen that changes daily by applying an adaptive UX. As of June 30, 2020, the market share of FLO in terms of number of average unique visitors (calculated based on the total mobile monthly active users of FLO, Melon, Genie, NAVER Music, Vibe, Bugs and YouTube Music) was approximately 21.1% (Source: Korean Click). In addition to its online music service, Dreamus Company operates a music records and digital content distribution business, artist merchandise business and device business under the “Astell&Kern” brand.

2.     Updates on Major Products and Services

(Unit: in millions of Won and percentages)
Business	Major Companies	Item	Major Trademarks	Consolidated Sales Amount	Ratio
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., Service Ace Co., Ltd. SK O&S Co., Ltd.	Mobile communication service, wireless data service, ICT service	T, 5GX, baro, T Plan and others	6,064,979	67%

Fixed-line	SK Broadband Co., Ltd., SK Telink Co., Ltd.	Fixed-line phone, high speed Internet, data and network lease service	B tv, 00700 international call, 7mobile and others	1,609,354	18%

Security	ADT CAPS Co., Ltd.	Manned and unmanned security, information security and others	T&CAPS, B&CAPS and others	575,508	6%

Commerce	Eleven Street Co., Ltd.	E-commerce	11st, 11Pay, Gifticon and others	375,912	4%

Other	SK Planet Co., Ltd., Onestore Co., Ltd., SK M&Service Co., Ltd., Incross Co., Ltd.	Information telecommunication, electronic finance, advertising, Internet portal service	OK Cashbag, NATE and others	427,456	5%

Total				9,053,209	100%

3.     Price Trends for Major Products

[Wireless Business]

As of June 30, 2020, based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,100 and the usage fee was Won 1.98 per second. Among the 4G-based “T-Plans” launched in 2018, the “Medium Plan” provides 4 GB of data and unlimited voice calls at Won 50,000 per month (including value-added tax). Among the “5GX Plans” launched in 2019, the “Slim Plan” provides 8 GB of data and unlimited voice calls at Won 55,000 per month (including value-added tax). The Company provides a variety of other subscription plans catered to subscriber demand.

[Fixed-line Business]

SK Broadband offers a variety of subscription plans catering to customer needs, and the price of its services varies accordingly. In the case of IPTV, SK Broadband launched the “B tv All” plan, which provides all of the available B tv channels excluding pay channels at Won 18,700 per month in the case of three-year subscriptions, in July 2019. Other “All”-based packaged plans include “All + Point” and “All + Movie” (Won 20,900 per month) plans.

In the case of Internet, SK Broadband launched the “Giga Premium X” series in December 2018, including the “Giga Premium X2.5” plan, which provides a maximum transmission speed of 2.5 Gbps and Giga WiFi Premium services for Won 44,000 per month in the case of three-year subscriptions. In addition, as a result of the merger with Tbroad in April 2020, Tbroad’s cable Internet plans, such as the optical LAN plan (Won 19,800 per month), have been incorporated as part of SK Broadband’s services. SK Broadband also provides a variety of other subscription plans.

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[Commerce Business]

Eleven Street acts as an intermediary in e-commerce transactions between sellers and buyers on 11st, and charges sellers sales commissions in accordance with the terms of use as consideration for execution of transactions, payment settlement and security measures. Although the amount of sales commissions vary by product category, it is generally set at market standard rates ranging from 10% to 12% of the transaction value. Such sales commission rate structure has largely remained unchanged since the launch of 11st, although the Company occasionally offers temporary promotional reductions for certain periods in order to encourage transactions.

4.     Investment Status

[Wireless Business]

A.	Investment in Progress

(Unit: in billions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Expected investment amount	Amount already invested	Future investment
Network/Common	Upgrade/ New installation	Six months ended June 30, 2020	Network, systems and others	Capacity increase and quality improvement; systems improvement	To be determined	1,224	—

Total					To be determined	1,224	—

B.	Future Investment Plan

(Unit: in billions of Won)
Business	Expected investment amount		Expected investment for each year			Investment effect
	Asset type	Amount	2019	2020	2021
Network/Common	Network, systems and others	To be determined	To be determined	To be determined	To be determined	Upgrades to the existing services and expanded provision of network services including 5G

Total		To be determined	To be determined	To be determined	To be determined

[Fixed-line Business]

A.	Investment in Progress and Future Investment Plan

(Unit: in 100 millions of Won)
Purpose of investment	Subject of investment	Investment period	Amount already invested	Future investment	Investment effect
Coverage expansion, upgrade of media platform	Network, systems, internet data center and others	Six months ended June 30, 2020	2,405	To be determined	Secure subscriber networks and equipment; quality and system improvements

*	The amount of capital expenditures before the merger with Tbroad on April 30, 2020 was approximately Won 6.9 billion.

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5.     Revenues

(Unit: in millions of Won)
Business	Sales type	Item		For the six months ended June 30, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Wireless	Services	Mobile communication	Export	90,474	141,496	50,959
			Domestic	5,974,505	12,030,919	12,327,938
			Subtotal	6,064,979	12,172,415	12,378,897
Fixed-line	Services	Fixed-line, B2B data, high-speed Internet, IPTV	Export	69,204	96,962	104,592
			Domestic	1,540,150	3,445,469	2,828,006
			Subtotal	1,609,354	3,542,431	2,932,598
Security	Services	Personnel and system security, information security and others	Export	6,996	—	—
			Domestic	568,512	913,301	197,487
			Subtotal	575,508	913,301	197,487
Commerce	Services	E-commerce	Export	693	3,829	5,620
			Domestic	375,219	526,660	612,459
			Subtotal	375,912	530,489	618,079
Other	Services	Display and search ad., contents	Export	24,013	81,844	56,925
			Domestic	403,443	503,222	689,974
			Subtotal	427,456	585,066	746,899
Total			Export	191,380	324,131	218,096
			Domestic	8,861,829	17,419,571	16,655,864
			Total	9,053,209	17,743,702	16,873,960

	(Unit: in millions of Won)
For the six months ended June 30, 2020	Wireless	Fixed	Security	Commerce	Other	Sub total	Internal transaction	After consolidation
Total sales	6,841,043	2,118,040	611,115	382,890	551,769	10,504,857	(1,451,648)	9,053,209
Internal sales	776,064	508,686	35,607	6,978	124,313	1,451,648	(1,451,648)	—
External sales	6,064,979	1,609,354	575,508	375,912	427,456	9,053,209	—	9,053,209
Depreciation and amortization	1,397,947	399,878	115,735	16,924	30,188	1,960,672	—	1,960,672
Operating profit (loss)	524,797	100,325	54,727	2,486	(20,823)	661,512	—	661,512
Finance profit (loss)								(138,493)
Gain from subsidiaries, investments in associates and joint ventures								407,899
Other non-operating profit (loss)								(12,652)
Profit before income tax								918,266

6.    Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency and interest rate swap contracts under cash flow hedge accounting as of June 30, 2020 are as follows:

(Unit: in millions of Won and thousands of USD)
Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Foreign currency denominated unsecured bonds	Foreign currency risk	Cross currency swap	Morgan Stanley and four other banks	Jul. 20, 2007 – Jul. 20, 2027

Dec. 16, 2013	Fixed rate foreign currency denominated loan	Foreign currency risk	Cross currency swap	Deutsche Bank	Dec. 16, 2013 – Apr. 29, 2022

Apr. 16, 2018	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency swap	The Export-Import Bank of Korea and three other banks	Apr. 16, 2018 – Apr. 16, 2023

Mar. 4, 2020	Floating rate foreign currency denominated bonds	Foreign currency and interest rate risks	Cross currency interest rate swap	Citibank	Mar. 4, 2020 – Jun. 4, 2025

Aug. 13, 2018	Foreign currency denominated unsecured bonds	Foreign currency risk	Cross currency swap	Citibank	Aug. 13, 2018 – Aug. 13, 2023

Dec. 20, 2016	Floating rate Korean Won denominated loan	Interest rate risk	Interest rate swap	Korea Development Bank	Dec. 20, 2016 – Dec. 20, 2021

Dec. 21, 2017	Floating rate Korean Won denominated loan	Interest rate risk	Interest rate swap	Korea Development Bank	Dec. 5, 2017 – Dec. 21, 2022

Dec. 19, 2018	Floating rate Korean Won denominated loan	Interest rate risk	Interest rate swap	Credit Agricole CIB	Mar. 19, 2019 – Dec. 14, 2023

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B.	Balance Settlement Agreements

In 2017, SK Broadband entered into a lease agreement with GL Gasan Metro Co., Ltd. (“GL Gasan Metro”), which engages in real estate development and leasing, in order to develop an internet data center. In connection with such real estate development, GL Gasan Metro raised funds by issuing subordinated bonds to Aegis Specialized Investment Private Real Estate Investment Trust No. 136, which in turn issued beneficiary certificates to S Bisen Co., Ltd. (“S Bisen”), MSGADI Co., Ltd. (“MSGADI”) and S Gasan Co., Ltd (“S Gasan”). SK Broadband entered into a balance settlement agreement in the amount of Won 70 billion with S Bisen and MSGADI in 2017, as well as a separate balance settlement agreement with S Gasan in the amount of Won 200 billion in 2018, each in connection with such beneficiary certificates. Both agreements expire in November 2022, until which point in time SK Broadband is obligated to guarantee a certain rate of return to the counterparties.

In addition, in 2019, SK Broadband entered into a lease agreement with Hana Alternative Investment Specialized Investment Private Real Estate Investment Trust No. 62 (“Hana REIT”), which engages in real estate development and leasing, in order to develop an internet data center. In connection with such real estate development, Hana REIT raised funds by issuing beneficiary certificates to S Gumi Co., Ltd. and S Ori Co., Ltd. (together, the “S Parties”). SK Broadband entered into a balance settlement agreement in the amount of Won 64 billion with the S Parties in connection with such beneficiary certificates. Such agreement expires in September 2024, until which point in time SK Broadband is obligated to guarantee a certain rate of return to the S Parties.

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C.	Treatment of Derivative Instruments on the Balance Sheet

As of June 30, 2020, fair values of derivative instruments held by the Company are included in the consolidated financial statements as current derivate financial assets, derivative financial assets and derivative financial liabilities, which are part of its current assets, non-current assets and non-current liabilities, respectively, as follows:

	(Unit: in millions of Won and thousands of USD)
Classification	Hedged item	Fair value
		Cash flow hedge	Trading purposes	Total
Cross currency swap (non-current assets)	Fixed rate foreign currency denominated bonds (face value of USD 400,000)	86,430	—	86,430
	Fixed rate foreign currency denominated bonds (face value of USD 500,000)	87,389	—	87,389
	Fixed rate foreign currency denominated loan (face value of USD 28,732)	1,849	—	1,849
	Fixed rate foreign currency denominated bonds (face value of USD 300,000)	36,640	—	36,640
Balance settlement agreements	Others	—	5,924	5,924
Total non-current derivative financial assets				218,232
Put option contracts (current assets)	Others	—	14,696	14,696
Total current derivative financial assets				14,696
Interest rate swap and cross currency interest rate swap (non-current liabilities)	Floating rate foreign currency denominated bonds (face value of USD 300,000)	(15,090)	—	(15,090)
	Floating rate Korean Won denominated loan (face value of 21,437)	(151)	—	(151)
	Floating rate Korean Won denominated loan (face value of 34,375)	(546)	—	(546)
	Floating rate Korean Won denominated loan (face value of 46,875)	(855)	—	(855)
Total derivative financial liabilities				(16,642)

7.    Major Contracts

[SK Telecom]

None.

[SK Broadband]

			(Unit: in millions of Won)
Counterparty	Contract Contents	Date of Contract	Contract Amount	Notes
SK D&D Co., Ltd.	Sale of land and building in Seocho-dong	May 16, 2018	40,306	Sale of idle assets to improve financial structure

Sejin Jin (Individual)	Sale of Deogyang Bunyang Guksa	October 10, 2019	788	Sale of idle assets for non-business use

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8.    R&D Investments

Set forth below are the Company’s R&D expenditures.

		(Unit: in millions of Won except percentages)
	Category	For the six months ended June 30, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018	Remarks
	Raw material	99	633	760	—
	Labor	86,439	125,248	131,792	—
	Depreciation	88,648	161,655	155,093	—
	Commissioned service	23,296	65,794	78,323	—
	Others	19,573	52,167	47,511	—
	Total R&D costs	218,055	405,497	413,480	—
Accounting	Sales and administrative expenses	215,205	391,327	387,675	—
	Development expenses (Intangible assets)	2,850	14,170	25,805	—

	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.41%	2.29%	2.45%	—

9.    Other information relating to investment decisions

A.	Trademark Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company operates an intranet system called “Comm.ON” in order to implement consistent communication with consumers across various areas including branding, design, marketing and public relations, and systematically manages the development, registration and licensing of brands through such system.

B.	Business-related Intellectual Property

[SK Telecom]

As of June 30, 2020, the Company held 2,968 Korean-registered patents and 1,197 foreign-registered patents. The Company holds 706 Korean-registered trademarks and owns intellectual property rights to its proprietary graphic design of the alphabet “T” representing its brand. The designed alphabet “T” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to constant change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[SK Broadband]

As of June 30, 2020, SK Broadband held 354 Korean-registered patents and 142 foreign-registered patents (including those held jointly with other companies). It also holds 319 Korean-registered trademarks and owns intellectual property rights to its proprietary graphic design of the alphabet “B” representing its brand. The designed alphabet “B” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to continual change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[SK Planet]

As of June 30, 2020, SK Planet held 1,613 registered patents, 91 registered design marks, 780 registered trademarks and 4 copyrights (in each case including those held jointly with other companies) in Korea. It also holds various other intellectual property rights in other countries, including 266 U.S.-registered patents, 131 Chinese-registered patents, 79 Japanese-registered patents, 89 E.U.-registered patents (in each case including those held jointly with other companies) and 168 foreign registered trademarks.

33

[Eleven Street]

As of June 30, 2020, Eleven Street held 89 registered patents, 12 registered design marks, 589 registered trademarks and 5 copyrights (in each case including those held jointly with other companies) in Korea. It also holds various other intellectual property rights in other countries, including 30 U.S.-registered patents (including those held jointly with other companies).

C.	Business-related Pollutants and Environmental Protection

[SK Telecom]

The Company does not directly engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used.

[SK Broadband]

SK Broadband does not directly engage in any manufacturing processes that emit environmental pollutants, and more than 99% of its greenhouse gas emissions is indirect emissions from its use of external electricity. SK Broadband was selected as a business subject to allocation of emission permits as part of Korea’s greenhouse gas emissions trading scheme that commenced in 2015, and it actively fulfills its obligations and consistently achieves the targets set by the government. In addition, SK Broadband continues to invest in environment-friendly facilities for its data centers and improve the stability and efficiency of its services.

34

III.	FINANCIAL INFORMATION

1.    Summary Financial Information (Consolidated and Separate)

A.	Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of June 30, 2020, December 31, 2019 and December 31, 2018 and for the six months ended June 30, 2020 and 2019 and the years ended December 31, 2019 and 2018. The Company’s unaudited consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six months ended June 30, 2020 and 2019, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won except number of companies)
	As of June 30, 2020	As of December 31, 2019	As of December 31, 2018
Assets
Current Assets	8,261,328	8,102,294	7,958,839
• Cash and Cash Equivalents	1,496,903	1,270,824	1,506,699
• Accounts Receivable – Trade, net	2,244,884	2,230,979	2,008,640
• Accounts Receivable – Other, net	837,373	905,436	937,837
• Others	3,682,168	3,695,055	3,505,663
Non-Current Assets	37,695,822	36,509,326	34,410,272
• Long-Term Investment Securities	1,109,269	857,215	664,726
• Investments in Associates and Joint Ventures	13,874,353	13,385,264	12,811,771
• Property and Equipment, net	12,544,240	12,334,280	10,718,354
• Intangible Assets, net	4,968,547	4,866,092	5,513,510
• Goodwill	3,112,809	2,949,530	2,938,563
• Others	2,086,604	2,116,945	1,763,348

Total Assets	45,957,150	44,611,620	42,369,111

Liabilities
Current Liabilities	7,435,399	7,787,722	6,847,557
Non-Current Liabilities	14,505,028	14,000,362	13,172,304

Total Liabilities	21,940,427	21,788,084	20,019,861

Equity
Equity Attributable to Owners of the Parent Company	23,496,662	22,956,829	22,470,822
Share Capital	44,639	44,639	44,639
Capital Surplus (Deficit) and Other Capital Adjustments	1,218,524	1,006,481	655,084
Retained Earnings	22,284,645	22,235,285	22,144,541
Reserves	(51,146)	(329,576)	(373,442)
Non-controlling Interests	520,061	(133,293)	(121,572)
Total Equity	24,016,723	22,823,536	22,349,250

Total Liabilities and Equity	45,957,150	44,611,620	42,369,111

Number of Companies Consolidated	49	48	44

	(Unit: in millions of Won except per share data)
	For the six months ended June 30, 2020	For the six months ended June 30, 2019	For the year ended December 31, 2019	For the year ended December 31, 2018
Operating Revenue	9,053,209	8,771,935	17,743,702	16,873,960
Operating Profit	661,512	645,402	1,109,980	1,201,760
Profit Before Income Tax	918,266	821,027	1,162,655	3,975,966
Profit for the Period	739,001	632,687	861,942	3,131,988
Profit for the Period Attributable to Owners of the Parent Company	736,650	642,586	889,907	3,127,887
Profit for the Period Attributable to Non-controlling Interests	2,351	(9,899)	(27,965)	4,101
Basic and Diluted Earnings Per Share (Won)	9,971	8,838	12,144	44,066

35

B.	Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of June 30, 2020, December 31, 2019 and December 31, 2018 and for the six months ended June 30, 2020 and 2019 and the years ended December 31, 2019 and 2018. The Company’s unaudited separate financial statements as of June 30, 2020 and December 31, 2019 and for the six months ended June 30, 2020 and 2019, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won)
	As of June 30, 2020	As of December 31, 2019	As of December 31, 2018
Assets
Current Assets	4,754,972	5,011,363	4,679,378
• Cash and Cash Equivalents	379,055	497,282	877,823
• Accounts Receivable – Trade, net	1,503,023	1,479,971	1,354,260
• Accounts Receivable – Other, net	400,599	507,680	518,451
• Others	2,472,295	2,526,430	1,928,844
Non-Current Assets	25,983,780	25,828,004	24,168,645
• Long-Term Investment Securities	743,827	510,633	410,672
• Investments in Subsidiaries and Associates	10,800,207	10,578,158	10,188,914
• Property and Equipment, net	8,424,982	8,264,888	6,943,490
• Intangible Assets, net	3,175,727	3,461,152	4,010,864
• Goodwill	1,306,236	1,306,236	1,306,236
• Others	1,532,801	1,706,937	1,308,469

Total Assets	30,738,752	30,839,367	28,848,023

Liabilities
Current Liabilities	4,560,494	5,057,478	4,178,068
Non-Current Liabilities	8,705,316	8,392,150	7,782,468

Total Liabilities	13,265,810	13,449,628	11,960,536

Equity
Share Capital	44,639	44,639	44,639
Capital Surplus and Other Capital Adjustments	715,722	715,619	415,324
Retained Earnings	16,576,694	16,678,787	16,467,789
Reserves	135,887	(49,306)	(40,265)
Total Equity	17,472,942	17,389,739	16,887,487

Total Liabilities and Equity	30,738,752	30,839,367	28,848,023

	(Unit: in millions of Won except per share data)
	For the six months ended June 30, 2020	For the six months ended June 30, 2019	For the year ended December 31, 2019	For the year ended December 31, 2018
Operating Revenue	5,862,677	5,659,925	11,416,215	11,705,639
Operating Profit	528,204	580,960	950,109	1,307,494
Profit Before Income Tax	708,545	979,210	1,185,490	1,221,244
Profit for the Period	574,742	806,007	980,338	933,902
Basic and Diluted Earnings Per Share (Won)	7,758	11,112	13,399	13,000

36

2.    Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

Not applicable.

B.	Loss Allowance

(1)	Loss Allowance of Trade and Other Receivables

	(Unit: in millions of Won)
	For the six months ended June 30, 2020
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,531,534	269,538	11%
Loans	161,096	48,529	30%
Accounts receivable – other	1,136,411	46,668	4%
Accrued income	4,392	165	4%
Guarantee deposits	302,422	300	0%

Total	4,135,855	365,200	9%

	(Unit: in millions of Won)
	For the year ended December 31, 2019
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,497,396	249,501	10%
Loans	147,937	48,054	32%
Accounts receivable – other	1,298,477	48,379	4%
Accrued income	3,977	166	4%
Guarantee deposits	310,074	299	0%

Total	4,257,861	346,399	8%

	(Unit: in millions of Won)
	For the year ended December 31, 2018
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,280,090	260,157	11%
Loans	135,503	47,375	35%
Accounts receivable – other	1,280,236	68,346	5%
Accrued income	6,232	166	3%
Guarantee deposits	315,854	—	—

Total	4,017,915	376,045	9%

(2)	Movements in Loss Allowance of Trade and Other Receivables

	(Unit: in millions of Won)
	For the six months ended June 30, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Beginning balance	346,399	376,045	362,171
Effect of change in accounting policy	—	—	13,049
Increase of loss allowance	32,406	28,841	45,051
Reversal of loss allowance	—	—	—
Write-offs	(21,770)	(46,616)	(65,762)
Other	6,286	17,650	21,536

Ending balance	365,200	346,399	376,045

37

(3)	Policies for Loss Allowance

The Company establishes loss allowances based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past three years. With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued). For such trade receivables that have been overdue for more than two years after the customer’s service has been terminated, the Company records an allowance of 100% of such receivables. For such trade receivables that have been overdue for less than two years after the customer’s service has been terminated or relates to a customer that is continuing his service, the Company records an allowance of a certain percentage of such receivable. Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than Won 200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

(4)	Aging of Accounts Receivable

	(Unit: in millions of Won)
	As of June 30, 2020
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Accounts receivable – general	2,248,565	69,472	137,155	76,342	2,531,533
Percentage	89%	3%	5%	3%	100%

C.	Inventories

(1)	Detailed Categories of Inventories

	(Unit: in millions of Won)
Account Category	For the six months ended June 30, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Merchandise	192,269	147,928	259,524
Goods in transit	—	—	—
Other inventories	12,080	14,954	28,529
Total	204,349	162,882	288,053
Percentage of inventories to total assets [ Inventories / Total assets ]	0.44%	0.37%	0.68%
Inventory turnover [ Cost of sales / { ( Beginning balance of inventories + Ending balance of inventories ) / 2} ]	6.73	7.79	6.41

(2)	Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory. The Company conducts physical due diligence of its inventories with its auditors at the end of each year.

D.	Fair Value Measurement

See note 2 of the notes to the Company’s unaudited consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six months ended June 30, 2020 and 2019, for more information.

38

E.	Key Terms of Debt Securities

[SK Telecom]

The following are key terms and conditions of bonds issued by the Company. The compliance status is as of the date of the latest financial statements including the audit opinion of the independent auditor applicable to the determination of compliance status, except for the compliance status of the restriction on changes of ownership structure, which is as of the end of the reporting period.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 61-2	Dec. 27, 2011	Dec. 27, 2021	190,000	Dec. 19, 2011	Hana Financial Investment Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 50% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—

Submission of Compliance Certificate	Compliance Status	Submitted on April 20, 2020

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 62-2	Aug. 28, 2012	Aug. 28, 2022	140,000	Aug. 22, 2012	Meritz Securities Co., Ltd.
Unsecured Bond – Series 62-3	Aug. 28, 2012	Aug. 28, 2032	90,000	Aug. 22, 2012	Meritz Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—

Submission of Compliance Certificate	Compliance Status	Submitted on April 20, 2020

39

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 63-1	April 23, 2013	April 23, 2023	230,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 63-2	April 23, 2013	April 23, 2033	130,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 64-2	May 14, 2014	May 14, 2024	150,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-2	Oct. 28, 2014	Oct. 28, 2021	150,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-3	Oct. 28, 2014	Oct. 28, 2024	190,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 66-1	Feb. 26, 2015	Feb. 26, 2022	100,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-2	Feb. 26, 2015	Feb. 26, 2025	150,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-3	Feb. 26, 2015	Feb. 26, 2030	50,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-2	July 17, 2015	July 17, 2025	70,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-3	July 17, 2015	July 17, 2030	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-2	Nov. 30, 2015	Nov. 30, 2025	100,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-3	Nov. 30, 2015	Nov. 30, 2035	70,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 69-2	March 4, 2016	March 4, 2021	100,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-3	March 4, 2016	March 4, 2026	90,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-4	March 4, 2016	March 4, 2036	80,000	Feb. 22, 2016	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—

Submission of Compliance Certificate	Compliance Status	Submitted on April 20, 2020

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 70-2	June 3, 2016	June 3, 2021	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-3	June 3, 2016	June 3, 2026	120,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-4	June 3, 2016	June 3, 2031	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 71-1	April 25, 2017	April 25, 2020	60,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-2	April 25, 2017	April 25, 2022	120,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-3	April 25, 2017	April 25, 2027	100,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-4	April 25, 2017	April 25, 2032	90,000	April 13, 2017	Korea Securities Finance Corp.

40

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 5 trillion
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—

Submission of Compliance Certificate	Compliance Status	Submitted on April 20, 2020

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 72-1	Nov. 10, 2017	Nov. 10, 2020	100,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 72-2	Nov. 10, 2017	Nov. 10, 2022	80,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 72-3	Nov. 10, 2017	Nov. 10, 2027	100,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 73-1	Feb. 20, 2018	Feb. 20, 2021	110,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-2	Feb. 20, 2018	Feb. 20, 2023	100,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-3	Feb. 20, 2018	Feb. 20, 2028	200,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-4	Feb. 20, 2018	Feb. 20, 2038	90,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-1	Sept. 17, 2018	Sept. 17, 2021	100,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-2	Sept. 17, 2018	Sept. 17, 2023	150,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-3	Sept. 17, 2018	Sept. 17, 2038	50,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 75-1	March 6, 2019	March 6, 2022	180,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-2	March 6, 2019	March 6, 2024	120,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-3	March 6, 2019	March 6, 2029	50,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-4	March 6, 2019	March 6, 2039	50,000	Feb. 21, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 20, 2020

41

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 76-1	July 29, 2019	July 29, 2022	120,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-2	July 29, 2019	July 29, 2024	60,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-3	July 29, 2019	July 29, 2029	120,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-4	July 29, 2019	July 29, 2039	50,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-5	July 29, 2019	July 29, 2049	50,000	July 17, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 20, 2020

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 77-1	Oct. 22, 2019	Oct. 21, 2022	90,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-2	Oct. 22, 2019	Oct. 22, 2024	50,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-3	Oct. 22, 2019	Oct. 22, 2029	30,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-4	Oct. 22, 2019	Oct. 22, 2039	30,000	Oct. 10, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 20, 2020

42

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 78-1	Jan. 14, 2020	Jan. 13, 2023	170,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-2	Jan. 14, 2020	Jan. 14, 2025	130,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-3	Jan. 14, 2020	Jan. 14, 2030	50,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-4	Jan. 14, 2020	Jan. 14, 2040	70,000	Dec. 31, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	To be submitted after the release of the 2020 business report

[SK Broadband]

The following are key terms and conditions of bonds issued by SK Broadband.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 41	July 15, 2015	July 15, 2020	140,000	July 3, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 42	Oct. 6, 2015	Oct. 6, 2020	130,000	Sept. 22, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 43-2	Oct. 5, 2016	Oct. 5, 2021	120,000	Sept. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 44	Feb. 3, 2017	Feb. 3, 2022	150,000	Jan. 20, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—

Submission of Compliance Certificate	Compliance Status	Submitted on April 27, 2020

43

*	Unsecured Bond – Series 41 has been repaid after the reporting period.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 45-1	Oct. 11, 2017	Oct. 11, 2020	30,000	Sept. 20, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 45-2	Oct. 11, 2017	Oct. 11, 2022	140,000	Sept. 20, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—

Submission of Compliance Certificate	Compliance Status	Submitted on April 27, 2020

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 46-1	Feb. 1, 2018	Feb. 1, 2021	70,000	Jan. 19, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 46-2	Feb. 1, 2018	Feb. 1, 2023	80,000	Jan. 19, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 47-1	March 26, 2019	March 26, 2022	50,000	March 14, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 47-2	March 26, 2019	March 26, 2024	160,000	March 14, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 48-1	Sept. 24, 2019	Sept. 23, 2022	80,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 48-2	Sept. 24, 2019	Sept. 24, 2024	100,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 48-3	Sept. 24, 2019	Sept. 23, 2026	50,000	Sept. 10, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction on changes of ownership structure
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 27, 2020

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*	Beginning with Series 47, the basis for the maintenance of financial ratio has changed to a consolidated basis.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 49-1	June 11, 2020	June 9, 2023	100,000	June 1, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 49-2	June 11, 2020	June 11, 2025	100,000	June 1, 2020	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction on changes of ownership structure
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	To be submitted after the finalization of the financial statements for the first half of 2020

IV.	MANAGEMENT’S DISCUSSION AND ANALYSIS

Omitted in quarterly and semi-annual reports in accordance with Korean disclosure rules.

V.	AUDITOR’S OPINION

1.    Independent Auditors and Audit Opinions

A.	Independent Auditor and Audit Opinion (Consolidated)

Period	Independent auditor	Audit opinion	Emphasis of Matter	Critical Audit Matters
Six months ended June 30, 2020	KPMG Samjong Accounting Corp.	—	—	—
Year ended December 31, 2019	KPMG Samjong Accounting Corp.	Unqualified	N/A	Revenue recognition; assessment of impairment of cash-generating unit of security services
Year ended December 31, 2018	KPMG Samjong Accounting Corp.	Unqualified	N/A	Revenue recognition; recognition of incremental costs of obtaining contracts

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B.	Audit Services Contracts with Independent Auditors

(Unit: in millions of Won except number of hours)
			Audit Contract		Actual Performance
Period	Auditors	Contents	Fee	Total number of hours	Fee	Total number of hours
Six months ended June 30, 2020	KPMG Samjong Accounting Corp.	Quarterly review	2,360	23,600	650	5,525
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit

Year ended December 31, 2019	KPMG Samjong Accounting Corp.	Quarterly review	1,860	23,040	1,860	23,040
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task

Year ended December 31, 2018	KPMG Samjong Accounting Corp.	Semi-annual review	1,700	22,058	1,700	22,058
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task

C.	Non-Audit Services Contracts with Independent Auditors

(Unit: in millions of Won)
Period	Contract date	Service provided	Service duration	Fee
Six months ended June 30, 2020	—	—	—	—

Year ended December 31, 2019	February 8, 2019	Consulting for publication of 2018 integrated annual report	February 8, 2019 – June 30, 2019	120
	April 26, 2019	Confirmation of financial information	April 26, 2019 – April 29, 2019	3

Year ended December 31, 2018	September 20, 2018	Confirmation of financial information	September 20, 2018 – September 21, 2018	2
	March 5, 2018	Issuance of comfort letters	March 5, 2018 – April 26, 2018	110

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D.	Discussions between Audit Committee and Independent Auditors

Date	Attendance	Method	Key Matters Discussed
February 3, 2020	Audit Committee: 4 Independent Auditor: 2	Written	Report on the progress of internal accounting management system audit
February 19, 2020	Audit Committee: 4 Independent Auditor: 2	In-person	Report on critical audit matters and results of audit of financial statements; report on the results of internal accounting management system audit
April 22, 2020	Audit Committee: 4 Independent Auditor: 1	In-person	Report on 2019 Public Company Accounting Oversight Board audit results; report on 2020 audit plan and selection of critical audit matters
June 10, 2020	Audit Committee: 4 Independent Auditor: 3	In-person	Report on evaluation of 2019 independent auditor services
July 20, 2020	Audit Committee: 4 Independent Auditor: 1	In-person	Report on independent auditor’s 2020 semi-annual review

VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1.    Board of Directors

A.	Overview of the Composition of the Board of Directors

The Board of Directors is composed of eight members: five independent directors, two inside directors and one non-executive director. Within the Board of Directors, there are five committees: Independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee and Corporate Citizenship Committee.

(As of June 30, 2020)
Total number of persons	Inside directors	Non-executive director	Independent directors
8	Jung Ho Park, Young Sang Ryu	Dae Sik Cho	Yong-Hak Kim, Seok-Dong Kim, Jung Ho Ahn, Youngmin Yoon, Junmo Kim

At the 36th General Meeting of Shareholders held on March 26, 2020, Yong-Hak Kim was newly elected as an independent director and a member of the audit committee and Junmo Kim was newly elected as an independent director.

Yong-Hak Kim, as a highly respected sociologist with knowledge and virtue that can contribute to the Company’s proactive pursuit of social value, was elected as the chairman of the Board of Directors by the directors pursuant to Article 4(2) of the regulations of the Board of Directors.

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B.	Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
431st (the 1st meeting of 2020)	January 16, 2020	• Management plan for 2020	Approved as proposed
432nd (the 2nd meeting of 2020)	February 6, 2020	• Financial statements as of and for the year ended December 31, 2019	Approved as proposed
		• Delegation of funding through long-term borrowings	Approved as proposed
		• Annual business report as of and for the year ended December 31, 2019	Approved as proposed
		• Participation in capital increase by SK’s investment company in Southeast Asia	Approved as proposed
		• Donation to the Korean Fencing Association	Approved as proposed
		• Donation for the creation of social values	Approved as proposed
		• Report of internal accounting management	—
		• Report for the period after the fourth quarter of 2019	—

433rd (the 3rd meeting of 2020)	February 20, 2020	• Plan for the 36th General Meeting of Shareholders	Approved as proposed
		• Results on internal accounting management	—

434th (the 4th meeting of 2020)	March 26, 2020	• Election of the chairman of the Board of Directors	Approved as proposed
		• Election of the representative director	Approved as proposed
		• Election of committee members	Approved as proposed
		• Transactions with SK Holdings in the second quarter of 2020	Approved as proposed

435th (the 5th meeting of 2020)	April 23, 2020	• Payment of operating costs of SUPEX Council in 2020	Approved as proposed
		• Report for the period after the first quarter of 2020	—

436th (the 6th meeting of 2020)	May 28, 2020	• Participation in capital increase of SK Telecom TMT Investment Corp., an overseas subsidiary, for investment in NANO-X IMAGING Ltd.	Approved as proposed
		• Participation in capital increase of ID Quantique SA, an overseas subsidiary	Approved as proposed

437th (the 7th meeting of 2020)	June 25, 2020	• Transactions with SK Holdings in the third quarter of 2020	Approved as proposed

438th (the 8th meeting of 2020)	July 21, 2020	• Interim dividends	Approved as proposed
		• Report on settlement of accounts for first half of 2020	—
		• Report for the period after the second quarter of 2020	—

*	The line items that do not show approval are for reporting purposes only.

C.	Committees within Board of Directors

(1)	Committee structure (as of June 30, 2020)

(a)	Independent Director Nomination Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	Jung Ho Park	Seok-Dong Kim, Jung Ho Ahn	Nomination of independent directors

*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee must be independent directors.

(b)	Compensation Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Yong-Hak Kim, Seok-Dong Kim, Junmo Kim	Review CEO remuneration system and amount

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.

(c)	Capex Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
6	Young Sang Ryu	Yong-Hak Kim, Seok-Dong Kim, Jung Ho Ahn, Youngmin Yoon, Junmo Kim	Review major investment plans and changes thereto

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.

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(d)	Corporate Citizenship Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Jung Ho Ahn, Youngmin Yoon, Junmo Kim	Review guidelines on corporate social responsibility (“CSR”) programs, etc.

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.

(e)	Audit Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
4	—	Seok-Dong Kim, Yong-Hak Kim, Youngmin Yoon, Jung Ho Ahn	Review financial statements and supervise independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and the Korean Commercial Code.

2.     Audit System

The Company’s Audit Committee consists of four independent directors, Seok-Dong Kim (chairman of the Audit Committee and financial and accounting expert), Yong-Hak Kim, Youngmin Yoon and Jung Ho Ahn.

Major activities of the Audit Committee as of June 30, 2020 are set forth below.

Meeting	Date	Agenda	Approval
The 1st meeting of 2020	February 5, 2020	• Evaluation of internal accounting management system operation	—
		• Review of business and audit results for 2019 and business and audit plans for 2020	—
		• Evaluation of internal monitoring controls based on the opinion of the members of the Audit Committee	Approved as proposed
The 2nd meeting of 2020	February 19, 2020	• Report on results of audit of fiscal year 2019	—
		• Report on audit of 2019 internal accounting management system	—
		• Evaluation of internal accounting management system operation	Approved as proposed
		• Report on contract for customer appreciation gifts to fixed-line telephone customers for 2020	Approved as proposed
The 3rd meeting of 2020	February 20, 2020	• Agenda and document review for the 36th General Meeting of Shareholders	Approved as proposed
		• Auditor’s report for fiscal year 2019	Approved as proposed
The 4th meeting of 2020	March 25, 2020	• Contract for maintenance services of optical cables in 2020	Approved as proposed
		• Contract for maintenance services of transmission equipment in 2020	Approved as proposed
The 5th meeting of 2020	April 22, 2020	• Election of the chairman of the Audit Committee	Approved as proposed
		• Approval of external auditor services for fiscal year 2020	Approved as proposed
		• Audit plan for fiscal year 2020	—
The 6th meeting of 2020	May 27, 2020	• Establishment of regulations for appointment of independent auditors	Approved as proposed
		• Report on evaluation of independent auditor services for fiscal year 2019	—
The 7th meeting of 2020	July 20, 2020	• Report on results of semi-annual review by independent auditors of fiscal year 2020	—

*	The line items that do not show approval are for reporting purposes only.

3.     Shareholders’ Exercise of Voting Rights

A.	Voting System and Exercise of Minority Shareholders’ Rights

Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the general meeting of shareholders held in 2003.

Articles of Incorporation	Description
Article 32(3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.

Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32(3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general meeting of shareholders held in 2003.

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During the 34th general meeting of shareholders held on March 21, 2018, the Company adopted the electronic voting method. Pursuant to Article 368-4 of the Korean Commercial Code, the Company entrusted the Korea Securities Depository with the role of administering the electronic voting system, allowing shareholders to exercise their voting rights through electronic voting without attending the general meeting of shareholders.

Written voting system is not applicable. Minority shareholder rights were not exercised during the relevant period.

VII.	SHAREHOLDERS

1.     Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of June 30, 2020)				(Unit: in shares and percentages)
			Number of shares owned and ownership ratio
			Beginning of Period		End of Period
Name	Relationship	Type of share	Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Holdings Co., Ltd.	Largest Shareholder	Common share	21,624,120	26.78	21,624,120	26.78
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Dong Hyun Jang	Officer of affiliated company	Common share	251	0.00	251	0.00
Jung Ho Park	Officer of the Company	Common share	1,000	0.00	2,500	0.00
Young Sang Ryu	Officer of the Company	Common share	—	0.00	500	0.00
Total		Common share	21,625,471	26.78	21,627,471	26.78

B.	Overview of the Largest Shareholder

As of June 30, 2020, the Company’s largest shareholder was SK Holdings. SK Holdings was established on April 13, 1991 and was made public on the securities market on November 11, 2009 under the identification code “034730.” SK Holdings is located at 26, Jong-ro, Jongno-gu, Seoul, Korea. SK Holdings’ telephone number is +82-2-2121-5114 and its website is www.sk.co.kr.

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C.	Changes in Shareholdings of the Largest Shareholder and Related Persons

Changes in shareholdings of the largest shareholder are as follows:

(As of June 30, 2020)				(Unit: in shares and percentages)
Largest Shareholder	Date of the change in the largest shareholder/ Date of change in shareholding	Shares Held*	Holding Ratio	Remarks
SK Holdings	March 24, 2017	20,364,870	25.22	Retirement of Myung Hyun Cho, SK Broadband’s independent director (ownership of 60 shares of the Company)
	March 28, 2017	20,365,370	25.22	Jung Ho Park, CEO of the Company, purchased 500 shares.
	March 30, 2017	20,365,870	25.22	Jung Ho Park, CEO of the Company, purchased 500 additional shares.
	July 7, 2017	20,364,803	25.22	Shin Won Chey, SKC’s Chairman, disposed of 1,067 shares.
	December 27, 2018	21,625,471	26.78	SK Holdings’ interest in SK Infosec was transferred to the Company in exchange for the Company’s issuance of treasury shares to SK Holdings.
	February 17, 2020	21,627,471	26.78	Jung Ho Park, CEO of the Company, purchased 1,500 additional shares; Young Sang Ryu, inside director of the Company, purchased 500 shares.

2.     Distribution of Shares

A.	Shareholders with Ownership of 5% or Greater

(As of June 30, 2020)	(Unit: in shares and percentages)
Name (title)	Common share
	Number of shares	Ownership ratio	Remarks
SK Holdings	21,624,120	26.78%	—
National Pension Service	9,502,565	11.77%	—
SK Telecom	7,609,263	9.42%	Treasury shares
Citibank ADR	7,626,509	9.45%	—
Shareholdings under the Employee Stock Ownership Program	—	—	—

B.	Minority Shareholders

(As of June 30, 2020)	(Unit: in shares and percentages)
	Shareholders			Ownership
Classification	Number of minority shareholders	Total number of shareholders	Ratio (%)	Number of shares owned by minority shareholders	Total number of shares issued	Ratio (%)
Minority shareholders*	133,073	133,079	99.9%	31,598,151	80,745,711	39.1%

*	Shareholders who hold less than 1% of total shares issued.

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3.     Share Price and Trading Volume in the Last Six Months

A.	Domestic Securities Market

	(Unit: in Won and shares)
Types		June 2020	May 2020	April 2020	March 2020	February 2020	January 2020
Common stock	Highest	230,000	216,000	215,500	225,500	229,000	238,500
	Lowest	201,000	204,000	175,000	165,500	212,500	229,000
	Average	213,250	209,000	198,700	189,110	223,066	233,354
Daily transaction volume	Highest	461,453	466,946	549,624	993,798	400,126	534,218
	Lowest	208,905	170,965	195,673	207,340	102,123	90,895
Monthly transaction volume		6,988,459	5,186,311	7,141,342	6,385,443	4,582,386	4,609,540

B.	Foreign Securities Market (New York Stock Exchange)

	(Unit : in US$ and ADRs)
Types		June 2020	May 2020	April 2020	March 2020	February 2020	January 2020
Depositary receipt	Highest	20.76	19.25	19.34	20.82	21.46	22.93
	Lowest	18.31	18.41	15.57	14.46	19.21	21.21
	Average	19.40	18.74	18.04	17.63	20.64	22.39
Daily transaction volume	Highest	1,207,916	926,362	864,362	941,336	834,301	603,712
	Lowest	247,522	182,737	287,220	380,332	213,560	154,270
Monthly transaction volume		10,424,277	7,557,776	9,736,261	13,290,850	8,913,058	7,559,532

VIII.	EMPLOYEES AND DIRECTORS

1.     Officers and Employees

A.	Employees

(As of June 30, 2020)							(Unit: in persons and millions of Won)
Business segment	Gender	Number of employees					Average length of service (years)	Aggregate wage for the year of 2020	Average wage per person
		Employees without a fixed term of employment		Employees with a fixed term of employment		Total
		Total	Part-time employees	Total	Part-time employees
—	Male	4,386	—	78	—	4,464	13.0	354,271	79
—	Female	885	—	174	—	1,059	8.1	53,192	51
Total		5,271	—	252	—	5,523	12.0	407,463	74

B.	Compensation of Unregistered Officers

(As of June 30, 2020)		(Unit: in persons and millions of Won)
Number of Unregistered Officers	Aggregate wage for the year of 2020	Average wage per person
101	39,178	388

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2.     Compensation of Directors

A.	Amount Approved at the Shareholders’ Meeting

(As of June 30, 2020)		(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Approved
Directors	8	12,000

B.	Amount Paid

B-1. Total Amount

(As of June 30, 2020)		(Unit: in millions of Won)
Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
8	5,521	690	—

B-2. Amount by Classification

(As of June 30, 2020)	(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
Inside Directors	3	5,311	1,770	—
Independent Directors (Excluding Audit Committee Members)	1	42	42	—
Audit Committee Members	4	168	42	—
Auditor	—	—	—	—

3.     Individual Compensation of Directors and Officers

A.	Remuneration for Individual Directors

(As of June 30, 2020)	(Unit: in millions of Won)
Name	Position	Total remuneration	Payment not included in total remuneration
Jung Ho Park	Representative Director/President	4,420	Stock options for 177,610 common shares (66,504 granted in 2017 and 111,106 granted in 2020)
Young Sang Ryu	Head of MNO Business	890	Stock options for 5,445 common shares (1,358 granted in 2018, 1,734 granted in 2019 and 2,353 granted in 2020)

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*	See “VIII.4. Stock Options Granted and Exercised” below for details on the number of stock options, exercise price and exercise period.

Composition of Total Remuneration

Name	Composition
Jung Ho Park*	Total remuneration: Won 4,420 million • Salary: Won 850 million • Bonus: Won 3,570 million

Young Sang Ryu	Total remuneration: Won 890 million • Salary: Won 270 million • Bonus: Won 613 million • Other earned income: Won 7 million

*

Due to Mr. Park’s concurrent position as the representative director of SK Broadband during part of 2019, his remuneration for the period of his appointment as SK Broadband’s representative director (from March 27, 2019 to June 30, 2019) was allocated between and paid by SK Telecom and SK Broadband according to the policies agreed upon between the two companies.

B.	Remuneration for the Five Highest-Paid Officers (among those Paid over ~~W~~500 Million per Year)

	(Unit: in millions of Won)
Name	Position	Total remuneration	Payment not included in total remuneration
Jung Ho Park	President	4,420	177,610 stock options (66,504 granted in 2017 and 111,106 granted in 2020)
Jin Woo So	Committee Chairman	1,763	—
Yoon Kim	Head of T3K	1,289	1,874 stock options (granted in 2020)
Yong-Seop Yum	Head of Institute	953	—
Chan Kyu Noh	Officer	935	—

Composition of Total Remuneration

Name	Composition
Jung Ho Park	See “VIII.3.A. Remuneration for Individual Directors” above.

Jin Woo So	Total remuneration: Won 1,763 million • Salary: Won 600 million • Bonus: Won 1,163 million

Yoon Kim	Total remuneration: Won 1,289 million • Salary: Won 215 million • Bonus: Won 1,074 million

Yong-Seop Yum	Total remuneration: Won 953 million • Salary: Won 275 million • Bonus: Won 678 million

Chan Kyu Noh	Total remuneration: Won 935 million • Salary: Won 170 million • Bonus: Won 731 million • Other earned income: Won 34 million

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4.     Stock Options Granted and Exercised

A.	Stock Options Granted to Directors and Auditors

(As of June 30, 2020)
Classification	Number of Directors	Fair Value of Stock Options (millions of Won)	Remarks
Inside Directors	3	92	—
Independent Directors (Excluding Audit Committee Members)	1	—	—
Audit Committee Members	4	—	—
Total	8	92	—

B.	Stock Options Granted and Exercised

(As of June 30, 2020)									(Unit: in Won and shares)
					Changes during Reporting Period		Total Changes		Unexercised as of End of Reporting Period
Grantee	Relationship with the Company	Date of Grant	Method of Grant	Initially Granted	Exercised	Canceled	Exercised	Canceled		Exercise Period	Exercise Price
Jung Ho Park	Inside Director	March 24, 2017	Issuance of treasury stock, cash settlement	22,168	—	—	—	—	22,168	March 25, 2019 – March 24, 2022	246,750
Jung Ho Park	Inside Director	March 24, 2017	Issuance of treasury stock, cash settlement	22,168	—	—	—	—	22,168	March 25, 2020 – March 24, 2023	266,490
Jung Ho Park	Inside Director	March 24, 2017	Issuance of treasury stock, cash settlement	22,168	—	—	—	—	22,168	Mach 25, 2021 – March 24, 2024	287,810
Jung Ho Park	Inside Director	March 26, 2020	Issuance of treasury stock, cash settlement	111,106	—	—	—	—	111,106	March 27, 2023 – March 26, 2027	192,260
Young Sang Ryu	Inside Director	February 20, 2018	Issuance of treasury stock, cash settlement	1,358	—	—	—	—	1,358	February 21, 2020 – February 20, 2023	254,120
Young Sang Ryu	Inside Director	March 26, 2019	Issuance of treasury stock, cash settlement	1,734	—	—	—	—	1,734	March 27, 2021 – March 26, 2024	254,310
Young Sang Ryu	Inside Director	March, 26, 2020	Issuance of treasury stock, cash settlement	2,353	—	—	—	—	2,353	March 27, 2023 – March 26, 2027	192,260

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(As of June 30, 2020)									(Unit: in Won and shares)
					Changes during Reporting Period		Total Changes		Unexercised as of End of Reporting Period
Grantee	Relationship with the Company	Date of Grant	Method of Grant	Initially Granted	Exercised	Canceled	Exercised	Canceled		Exercise Period	Exercise Price
Jong Ryeol Kang	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	2,048	—	—	—	—	2,048	March 27, 2023 – March 26, 2027	192,260
Hyoung Il Ha	Unregistered Officer	February 22, 2019	Issuance of treasury stock, cash settlement	1,564	—	—	—	—	1,564	February 23, 2021 – February 22, 2024	265,260
Hyoung Il Ha	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,961	—	—	—	—	1,961	March 27, 2023 – March 26, 2027	192,260
Yoon Kim	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,874	—	—	—	—	1,874	March 27, 2023 – March 26, 2027	192,260
Seok Joon Huh	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,852	—	—	—	—	1,852	March 27, 2023 – March 26, 2027	192,260
Poong Young Yoon	Unregistered Officer	February 22, 2019	Issuance of treasury stock, cash settlement	1,244	—	—	—	—	1,244	February 23, 2021 – February 22, 2024	265,260
Poong Young Yoon	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,743	—	—	—	—	1,743	March 27, 2023 – March 26, 2027	192,260
Seong Ho Ha	Unregistered Officer	February 22, 2019	Issuance of treasury stock, cash settlement	1,369	—	—	—	—	1,369	February 23, 2021 – February 22, 2024	265,260
Seong Ho Ha	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,656	—	—	—	—	1,656	March 27, 2023 – March 26, 2027	192,260
Dong Hwan Cho	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,525	—	—	—	—	1,525	March 27, 2023 – March 26, 2027	192,260
HyunA Lee	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,525	—	—	—	—	1,525	March 27, 2023 – March 26, 2027	192,260

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IX.	RELATED PARTY TRANSACTIONS

1.     Line of Credit Extended to the Largest Shareholder and Related Parties

(As of June 30, 2020)					(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
SK Wyverns	Affiliate	Long-term and short-term loans	204	—	—	204	—	—

2.     Transfer of Assets to/from the Largest Shareholder and Related Parties and Other Transactions

Purchase and Dispositions of Investments

(As of June 30, 2020)					(Unit: in millions of Won)
Name (Corporate name)	Relationship	Purchase and Dispositions of Investments					Remarks
		Type of Investment	Transaction Details
			Beginning	Increase	Decrease	Ending
SK Telecom TMT Investment Corp.	Overseas Affiliate	Shares	33,834	24,290	—	58,124	Capital increase
SE ASIA INVESTMENT PTE. LTD.	Overseas Affiliate	Shares	224,470	119,770	—	344,240	Capital increase

Purchase and Disposition of Securities

- On January 3, 2020, in order to achieve growth in the T-commerce business and enhance synergies with the Company’s ICT businesses, SK Telecom completed its acquisition of a 100% interest in SK Stoa (3,631,355 shares), with a book value of Won 40 billion, from SK Broadband.

Transfer of Assets

(Unit: in millions of Won)
Counterparty	Relationship with Counterparty	Details of Transfer
		Type	Date of Transaction	Purpose	Subject of Transfer	Transaction Amount
						Purchase	Sale
SK Innovation Co., Ltd.	Affiliate	Sale	February 18, 2020	Transfer of assets	Golf membership (Lakeside)	—	573
SK Innovation Co., Ltd.	Affiliate	Sale	June 24, 2020	Transfer of assets	Equipment and construction supplies for Susong Tower	1,093	413
Total						1,093	986

*	In accordance with applicable disclosure requirements, transactions of less than Won 100 million are omitted.

57

3.     Transactions with the Largest Shareholder and Related Parties

(Unit: in millions of Won)
Counterparty	Relationship with Counterparty	Type	Transaction Period	Transaction Details	Transaction Amount
PS&Marketing	Affiliate	Purchase	January 1, 2020 – June 30, 2020	Marketing fees, etc.	625,525

4.     Related Party Transactions

See note 31 of the notes to the Company’s unaudited consolidated financial statements attached hereto for more information regarding related party transactions.

5.     Other Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Parties listed above)

A.    Provisional Payment and Loans (including loans on marketable securities)

(As of June 30, 2020)					(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Baekmajang and others	Agency	Long-term and short-term loans	65,681	65,629	55,206	76,104	—	—
Daehan Kanggun BCN Inc.	Investee	Long-term loans	22,148	—	—	22,148	—	—

58

X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1.     Developments in the Items Mentioned in Prior Reports on Important Business Matters

A.	Summary Minutes of the General Meeting of Shareholders

Date	Agenda	Resolution
34th Fiscal Year Meeting of Shareholders (March 21, 2018)

1.  Approval of the financial statements for the year ended December 31, 2017

2.  Award of stock options

3.  Election of directors

•  Election of an inside director

•  Election of an independent director

4.  Election of an independent director as Audit Committee member

5.  Approval of remuneration limit for directors

Approved (Cash dividend, Won 9,000 per share) Approved Approved (Young Sang Ryu) Approved (Youngmin Yoon) Approved (Youngmin Yoon) Approved (Won 12 billion)

35th Fiscal Year Meeting of Shareholders (March 26, 2019)

1.  Approval of the financial statements for the year ended December 31, 2018

2.  Amendments to Articles of Incorporation

3.  Approval of award of stock options

4.  Award of stock options

5.  Election of an independent director

6.  Election of an independent director as Audit Committee member

7.  Approval of remuneration limit for directors

Approved (Cash dividend, Won 9,000 per share) Approved Approved Approved Approved (Seok-Dong Kim) Approved (Seok-Dong Kim) Approved (Won 12 billion)

36th Fiscal Year Meeting of Shareholders (March 26, 2020)

1.  Approval of the financial statements for the year ended December 31, 2019

2.  Amendments to Articles of Incorporation

3.  Award of stock options

4.  Election of directors

•  Election of an inside director

•  Election of a non-executive director

•  Election of an independent director

•  Election of an independent director

•  Election of an independent director

5.  Election of an independent director as Audit Committee member

•  Election of an independent director as Audit Committee member

•  Election of an independent director as Audit Committee member

6.  Approval of remuneration limit for directors

7.  Amendment of remuneration policy for executives

Approved (Cash dividend, Won 9,000 per share)

Approved

Approved

Approved (Jung Ho Park)

Approved (Dae Sik Cho)

Approved (Yong-Hak Kim)

Approved (Junmo Kim)

Approved (Jung Ho Ahn)

Approved (Yong-Hak Kim)

Approved (Jung Ho Ahn)

Approved (Won 12 billion)

Approved

2.     Contingent Liabilities

A.	Legal Proceedings

[SK Telecom]

As of June 30, 2020, the Company is involved in various pending legal proceedings and the provisions recognized for these proceedings are not material. The management of the Company has determined that there are currently no present obligations in connection with proceedings for which no provision has been recognized. The management has also determined that the outcome of these proceedings will not have a significant impact on the Company’s financial position and operating performance.

59

A lawsuit brought by Nonghyup Bank against SK Planet, a subsidiary of the Company, regarding the validity of a credit card partnership agreement has been resolved by the parties through mediation in 2018. Pursuant to the results of the mediation, the partnership agreement between SK Planet and Nonghyup Bank will stay in effect until April 2021, and SK Planet will be responsible for settlement of fees related to customer transactions until September 2021, which is the last expiration date of the cards issued. SK Planet has determined that the partnership agreement and related agreements meet the definition of an onerous contract under K-IFRS 1037 and recognized its best estimate of the payment amount necessary to discharge its present obligations as of the end of the reporting period as current and non-current provisions in the amount of Won 29,610 million and Won 3,828 million, respectively.

[SK Broadband]

As of June 30, 2020, there were 27 pending lawsuits against SK Broadband (aggregate amount of claims of Won 15,792 million), and provisions in the amount of Won 11,333 million in connection with such lawsuits were recognized.

[SK Planet]

As of June 30, 2020, there were two pending lawsuits against SK Planet (aggregate amount of claims of Won 250 million). The management cannot reasonably predict the outcome of these cases, and no amount in connection with these proceedings was recognized on the Company’s financial statements.

[Eleven Street]

As of June 30, 2020, there were four pending lawsuits against Eleven Street (aggregate amount of claims of Won 268 million). The management cannot reasonably predict the outcome of these cases, and no amount in connection with these proceedings was recognized on the Company’s financial statements.

[Life & Security Holdings]

As of June 30, 2020, there were 22 pending lawsuits against Life & Security Holdings (aggregate amount of claims of Won 1,974 million), and provisions in the amount of Won 842 million in connection with such lawsuits were recognized.

[Incross]

As of June 30, 2020, there was one pending lawsuit against Incross, and the management cannot reasonably predict the outcome of such proceeding.

[SK Telink]

As of June 30, 2020, there were three pending lawsuits against SK Telink (aggregate amount of claims of Won 210 million). The management cannot reasonably predict the outcome of these cases, and no amount in connection with these proceedings was recognized on the Company’s financial statements.

B.	Other Contingent Liabilities

[SK Telecom]

None.

[SK Broadband]

As of June 30, 2020, SK Broadband has entered into revolving credit facilities with a limit of Won 221.9 billion with four financial institutions including Hana Bank in relation to its loans.

60

In connection with public offerings of notes, SK Broadband is subject to certain restrictions with respect to its debt ratio, third party payment guarantees and other limitations on liens.

SK Broadband has provided “geun” mortgage amounting to Won 4,220 million on certain of its buildings, including Seodaemun Guksa, in connection with leasing of such buildings.

SK Broadband has entered into a leased line contract and a resale contract for fixed-line telecommunication services with SK Telecom.

As of June 30, 2020, Seoul Guarantee Insurance Company has provided a performance guarantee of Won 31,714 million to SK Broadband in connection with the performance of certain contracts and the repair of any defects.

[SK Planet]

As of June 30, 2020, SK Planet has entered into revolving credit facilities of up to Won 17 billion with Shinhan Bank and KEB Hana Bank.

As of June 30, 2020, Seoul Guarantee Insurance Company and KEB Hana Bank have provided guarantees of Won 3,573 million in total to SK Planet in connection with the performance of certain contracts and curing of defects.

[ADT CAPS]

As of June 30, 2020, ADT CAPS has entered into the following agreements with financial institutions, including loan agreements:

(Unit: in millions of Won)
Financial Institution	Type of Loan	Line of Credit	Amount Borrowed
KEB Hana Bank	Revolving credit	5,000	5,000
KEB Hana Bank	Revolving credit	58,000	27,000
Shinhan Bank	Revolving credit	15,000	15,000

As of June 30, 2020, ADT CAPS has been provided with the following material payment guarantees by other parties:

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Defect performance guarantee, etc.	21,549
Seoul Guarantee Insurance Company	Fidelity guarantee	45,930

As of June 30, 2020, ADT CAPS has entered into an accounts receivable-backed loan agreement with a credit limit of Won 58,000 million (of which ADT Caps has borrowed Won 47,174 million) and a letter of credit of Won 2,000 million with KEB Hana Bank in order to make purchase payments. In addition, ADT CAPS has entered into an accounts receivable-backed loan agreement with a credit limit of Won 25,000 million (of which ADT Caps has borrowed Won 4,387 million) with Kookmin Bank.

ADT CAPS has provided its shares as collateral for a long-term loan (face value of Won 1,900 billion) of Life & Security Holdings.

[Dreamus Company]

As of June 30, 2020, Dreamus Company does not have any legal proceedings pending.

As of June 30, 2020, Seoul Guarantee Insurance Company has provided a guarantee of Won 206 million in connection with the performance, prepayment and curing of defects under certain contracts related to product development, and Dreamus Company has provided certain guarantees of Won 755 million.

61

Dreamus Company has entered into agreements with certain domestic and foreign companies for the implementation of designs and technologies in connection with product manufacturing, pursuant to which it is paying certain fees for the revenues generated from applicable products and the use of patents. The aggregate amount of such fees paid in the first quarter of 2020 and the fourth quarter of 2019 were Won 881 million and Won 2,079 million, respectively, which were included in its cost of sales and selling and administrative expenses.

[SK Infosec]

SK Infosec has issued a blank note to SK Holdings as collateral in connection with a contract performance guarantee.

[Onestore]

As of June 30, 2020, details of the major payment guarantees received by Onestore from third parties are as follows:

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
KEB Hana Bank	Miscellaneous Won payment guarantee	100
Seoul Guarantee Insurance Company	E-commerce (payment method) guarantee	145

[Incross]

As of June 30, 2020, Incross has pledged the following assets:

(Unit: in millions of Won)
Pledged Assets	Agreement Details	Amount	Pledgee
Short-term financial instruments	Guarantee of contract performance	6,900	NAVER Corporation
		6,919	Kakao Corp.
		250	Smart Media Representative Co., Ltd.
		20	Brand Blue
		1,500	SK Broadband
		955	KT
		748	Kakao Games Corp.
		1,610	LG U+
Total		18,902

As of June 30, 2020, Incross has entered into the following loan or transaction limit agreements on a consolidated basis:

(Unit: in millions of Won)
Counterparty	Agreement Details	Amount
KEB Hana Bank	Loan for general funds	2,000
Woori Bank	Loan for general funds	2,000
Industrial Bank of Korea	Loan for general funds	4,100
Total		8,100

As of June 30, 2020, Seoul Guarantee Insurance Company has provided a guarantee of Won 356 million (Won 230 million as of December 31, 2019) in connection with the guarantee of contract performance related to Incross’ operations.

Pursuant to Article 530-3(1) of the Korean Commercial Code, Incross’ SP business was spun off into a newly established company pursuant to a special resolution of its general shareholders’ meeting on March 28, 2014, and pursuant to Article 530-9(1) of the Korean Commercial Code, Incross and the new spun-off company are jointly liable for the repayment of debt incurred prior to the spin-off.

62

[M&Service]

As of June 30, 2020, M&Service has entered into the following agreements with financial institutions, including loan agreements:

(Unit: in millions of Won)
Financial Institution	Type of Loan	Line of Credit	Amount Borrowed
Shinhan Bank	Payment guarantee	1,000	100
KEB Hana Bank	Revolving credit	5,000	—
Korea Development Bank	Revolving credit	5,000	—

3.     Status of Sanctions, etc.

[SK Telecom]

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Jan. 24, 2018	KCC	SK Telecom	Decision of 5th KCC Meeting of 2018 • Correctional order • Fine of Won 21.1 billion	Payment of subsidies exceeding 115% limit by dealers; payment of discriminatory subsidies by dealers; inducement of such payments (Articles 4-5, 3-1(1) and 9-3 of the MDDIA)	Decision confirmed; fine paid; correctional order implemented	Immediately ceased such activities; provided notice of plan for implementation of correctional order to marketing personnel; revised standard agreement and reinforced supervision

Jan. 24, 2018	KCC	SK Telecom	Decision of 5th KCC Meeting of 2018 • Correctional order • Fine of Won 223.4 million	Payment of excessive subsidies contradictory with disclosure for recruitment of corporate customers (Article 4-4 of the MDDIA)	Decision confirmed; fine paid; correctional order implemented	Immediately ceased such activities; provided notice of plan for implementation of correctional order to marketing personnel; provided training and reinforced supervision of corporate business

Jan. 24, 2018	KCC	SK Telecom	Decision of 5th KCC Meeting of 2018 • Correctional order • Fine of Won 27 million	Payment of subsidies exceeding 115% limit by Samsung Electronics; payment of discriminatory subsidies by Samsung Electronics; inducement of such payments (Articles 4-5, 3-1(1) and 9-3 of the MDDIA)	Decision confirmed; fine paid; correctional order implemented	Immediately ceased such activities; provided notice of plan for implementation of correctional order to marketing personnel; provided training and reinforced supervision

63

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Sept. 2, 2018	Korea Fair Trade Commission	SK Telecom, former director	Sept. 12, 2018 decision by Seoul Central District Court • SK Telecom: Fine of Won 50 million • Former director: Sentence of 6 months of imprisonment (2 years of probation)	Abuse of bargaining power in transferring visiting salespeople against the intent of the head of the sales office that contracted with such salespeople (Articles 70, 67-2 and 23-1(4) of the Monopoly Regulation and Fair Trade Act; Article 30 of the Criminal Code)	Decision confirmed; fine paid	Provided training (twice a year); implemented compliance program for employees and executives

Mar. 20, 2019	KCC	SK Telecom	Decision of 14th KCC Meeting of 2019 • Correctional order • Fine of Won 975 million	Payment of subsidies exceeding 115% limit by dealers; payment of discriminatory subsidies by dealers; inducement of such payments in connection with operation of online business channels (Articles 4-5, 3-1(1) and 9-3 of the MDDIA)	Decision confirmed; fine paid; correctional order implemented	Immediately ceased such activities; implemented compliance monitoring of online sales guidelines; revised online request system

June 26, 2019	KCC	SK Telecom	Decision of 31st KCC Meeting of 2019 • Correctional order • Fine of Won 231 million	Refusal or delay of termination of user contract without just cause (Article 50-1(5) of the Telecommunications Business Act; Article 42-1(5) of the Enforcement Decree)	Decision confirmed; payment of fine and implementation of correctional order completed	Addressed issues discovered during investigation, such as outbound contact with customers regarding termination without customer consent

July 9, 2019	KCC	SK Telecom	Decision of 33rd KCC Meeting of 2019 • Correctional order • Fine of Won 1.5 million	Failure to maintain subsidies without change for a minimum period of seven days (Article 4-3 of the MDDIA)	Decision confirmed; report on implementation of correctional order and payment of fine completed	Implemented improvements to work procedures (announce subsidies separately from public announcements on official website in case of notice of subsidies during pre-order period)

June 4, 2020	KCC	SK Telecom	Decision of 33rd KCC Meeting of 2020 • Correctional order • Fine of Won 4 million	Obtaining consent from users for collection of personal location information through new contracts for mobile phones with material omissions instead of applicable terms of use for location information business (Article 18-1 of the Location Information Act and Article 22 of Enforcement Decree)	Decision confirmed; payment of fine and implementation of correctional order completed	Provided training to persons responsible for location information management, including representatives, and personnel handling location information

July 8, 2020	KCC	SK Telecom	Decision of 40th KCC Meeting of 2020 • Correctional order and submission of report • Fine of Won 22.3 billion	Payment of subsidies exceeding 115% limit by dealers; payment of unreasonably discriminatory subsidies based on subscription type and rate plan; selection of certain dealers and instruction to and inducement of such subsidies by such dealers (Articles 3-1, 4-5 and 9-3 of the MDDIA)	Decision confirmed, payment of fine and submission of correctional order implementation plan pending	Immediately ceased such activities; promoted measures to prevent recurrence, such as operation of voluntary consultative body regarding illegal online postings, standardization of incentive instructions/forms, establishment of record management system, development of monitoring activities of online retailers and expansion of the electronic subscription system

64

[SK Broadband]

Subject Company	Date	Reason	Sanction	Relevant Law	Status of Implementation	Company’s Measures
SK Broadband	October 12, 2018	Failure to explain or disclose or misrepresentation of important matters to users such as rates, contract conditions or rate discounts	Correctional order (corrective measures for violation of the Telecommunications Business Act related to representative phone number card payment services)	Article 50-1 Paragraph 5(2) of the Telecommunications Business Act and Article 42-1 of its Enforcement Decree	Made an official announcement about having received the correctional order and paid the fine	Implement the correctional order and pay the fine

	December 21, 2018	Failure to prepare and submit the Telecommunications Business Report for the year ended December 31, 2017 in compliance with the requirements under the Regulations on Accounting and Reporting of Telecommunications Businesses and the Accounting Classification Standards of Telecommunications Businesses, as such report contained errors in the classification of assets, income and expenses	Correctional order to amend its business report for the year ended December 31, 2017 to correct errors and submit it to the MSIT; fine of Won 164 million	Article 49 of the Telecommunications Business Act	Submitted the amended business report and paid the fine	Improve work procedures to prevent errors in the future

	February 25, 2019	Failure to accurately report the number of high-speed Internet subscribers.	Correctional order (for violation of the Telecommunications Business Act related to a misrepresentation of statistics) and fine of Won 2.8 million	Article 88-1, Article 92-1 and Article 104-5(17) of the Telecommunications Business Act	Submitted plans for implementation of correctional order, including improvement of relevant business procedures	Implement the correctional order and pay the fine

	March 15, 2019	Failure to establish service rejection procedures against spammers.	Fine of Won 4.8 million for breach of restrictions on rendering information transmission services	Articles 50-4 and 76 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. and Article 74 of its Enforcement Decree	Implemented improvements to advertisement transmission related activities and paid the fine (April 2018)	Implement procedures for denying services to spammers

65

Subject Company	Date	Reason	Sanction	Relevant Law	Status of Implementation	Company’s Measures
	June 26, 2019	Delaying, rejecting or restricting termination of user contracts without just cause	Correctional order (corrective measures for damaging users’ interests by restricting termination of high-speed Internet and bundled services)	Article 50-1(5) of the Telecommunications Business Act and Article 42-1(5) of its Enforcement Decree	Made an official announcement about having received the correctional order, improved operating procedures and paid the fine (Won 165 million).	Implement the correctional order and pay the fine

	July 29, 2019	Substantially restricting competition in a bidding process for a public sector-only network project by agreeing on the winning bidder, bidding participants and the bidding price in advance (SK Broadband was the first to voluntarily report the act of collusion and was granted exemption from applicable sanctions)	Correctional order (for unjustly restricting competition while participating in a bid for a public sector-only circuit project of public agencies) and fine of Won 32.7 million (SK Broadband was ultimately exempted from both the correctional order and the fine)	Article 19-1(3), Article 19-1(8) and Article 22-2(1)(2) of the Monopoly Regulation and Fair Trade Act, and Article 33 and Article 35-1 of its Enforcement Decree	Not applicable due to exemption	Conduct legal education regarding collusive bidding (July 1, 2019 to July 19, 2019) and establish measures to prevent recurrence, including an internal reporting channel related to collusion and a fast-track system for legal advice on related matters

	September 30, 2019	Engaging in collusive bidding in public sector-only network project auctions from 2015 to 2017	Prohibition from bidding in public sector auctions for three months	Article 76-1 of the Enforcement Decree of the Act on Contracts to which the State is a Party	Administrative proceedings withdrawn; three-month prohibition in effect beginning April 17, 2020

66

Subject Company	Date	Reason	Sanction	Relevant Law	Status of Implementation	Company’s Measures
	November 29, 2019	Substantially restricting competition in an auction for selection of a mobile messaging service provider by agreeing on the winning bidder in advance, and either intentionally participating or restraining from participating in the bid so that such agreed-upon bidder can win the bid (SK Broadband was the second to voluntarily report the act of collusion and was granted a reduction in fine from Won 301 million to Won 188 million)	Correctional order (for unjustly restricting competition while participating in a bid to be selected as a mobile messaging service provider for the Public Procurement Service) and fine of Won 188 million	Article 19-1(8), Article 21, Article 22, Article 22-2(1)(2), Article 55-3 of the Monopoly Regulation and Fair Trade Act and Article 9, Article 33, Article 35-1, Article 61 and Appendix 2 of its Enforcement Decree	Paid the fine

	January 13, 2020	Correctional order to prevent the post-merger entity from engaging in activities that may restrict competition in the pay TV market	Correctional order (prohibiting acts of restricting competition, such as unilaterally raising prices, reducing the number of channels and inducing switch to high-priced products, based on post-merger market share)	Articles 7(1) and 16(1) of the Monopoly Regulation and Fair Trade Act	Submitted implementation plans (approved by Korea Fair Trade Commission)	Implement correctional order

	January 15, 2020	Failure to prepare and submit the Telecommunications Business Report for the year ended December 31, 2018 in compliance with the requirements under the Regulations on Accounting and Reporting of Telecommunications Businesses and the Accounting Classification Standards of Telecommunications Businesses, as such report contained errors in the classification of assets, income and expenses	Correctional order to amend its business report for the year ended December 31, 2018 to correct errors and submit it to the MSIT and fine of Won 79 million	Article 49 of the Telecommunications Business Act	Submitted the amended business report on February 3, 2020 and paid the fine on February 7, 2020	Improve work procedures to prevent errors in the future

Tbroad (merged entities)	January 19, 2018	Failure to meet digital investment objectives and violation of approval renewal conditions	Correctional order	Article 99-1 of the Broadcast Act	Submitted correctional measures and implementation plan	Compliance with correctional order

	November 26, 2018	Violation of prohibited acts of broadcasting channel blocking	Correctional order and fine of Won 151.7 million	Article 85-2 and Article 109 of the Broadcast Act	Implemented correctional measures and paid the fine	Compliance with correctional order

67

Subject Company	Date	Reason	Sanction	Relevant Law	Status of Implementation	Company’s Measures
	December 24, 2018	Review of 2017 fiscal year sales report	Correctional order and fine of Won 7.5 million	Article 49-1, Article 92-1 and Article 53-2 of the Telecommunications Business Act	Implemented correctional measures and paid the fine	Compliance with correctional order

	December 27, 2018	Violation of permitted scope of sponsorship notice in program production	Fine of Won 5 million	Article 74-1 of the Broadcast Act	Paid the fine	—

	January 23, 2019	Failure to satisfy approval renewal conditions, including implementation of 2017 network investment plan	Correctional order	Article 99-1 of the Broadcast Act	Submitted correctional measures and implementation plan	Compliance with correctional order

	June 13, 2019	Provision of unfair benefits to related parties of Taekwang Group affiliates	Prosecution	Article 23-2 of the Monopoly Regulation and Fair Trade Act	Criminal investigation pending	Expected to be disposed as no right of arraignment due to merger

	August 28, 2019	Provision of unfair benefits to related parties of Taekwang Group affiliates	Correctional order and fine (Tbroad: Won 177 million; Tbroad Dongdaemun: Won 4 million; Tbroad Nowon: Won 1 million; KDMC: Won 2 million)	Article 23-2 of the Monopoly Regulation and Fair Trade Act	Paid the fine	Administrative proceedings pending

	December 9, 2019	Failure to satisfy approval renewal condition (implementation of 2018 plan)	Correctional order	Article 99-1 of the Broadcast Act	Submitted corrective action and implementation plan	Compliance with correctional order

	December 9, 2019	Violation of disclosure rules regarding corporate group status of five Taekwang group companies	Fine of Won 8 million	Articles 11-4 and 69-2(1) of the Monopoly Regulation and Fair Trade Act	Paid the fine	—

	May 1, 2020	Failure to submit monthly broadcasting results	Fine of Won 6 million	Articles 83 and 16 of the Broadcast Act	Paid the fine	—

Home & Service	January 19, 2018	Delaying the reporting of matters related to changes in employees’ insurance eligibility	Fine of Won 500,000	Article 15 of the Employment Insurance Act	Paid the fine	Implement measures to improve reporting procedures

	March 12, 2018	Delaying the reporting of details of industrial accidents	Fine of Won 5.04 million	Article 10-2 of the Industrial Safety and Health Act	Paid the fine	Improve management of industrial accidents

68

Subject Company	Date	Reason	Sanction	Relevant Law	Status of Implementation	Company’s Measures

	April 30, 2018	Failure to establish an industrial safety and health committee and provide training related to employee safety and health in the first quarter of 2018	Correctional order (to establish an industrial safety and health committee and provide training related to employee safety and health)	Articles 19-1 and 31-1 of the Industrial Safety and Health Act	Paid the fine, resolved to establish an industrial safety and health committee on May 16, 2018 and conducted additional offline and online training programs	Implement the correctional order

[SK Planet]

(1)	Violation of the Foreign Exchange Transactions Act

•	Date: April 27, 2018

•	Sanction: SK Planet paid a fine of Won 10 million for failing to pre-register its Payment Gateway business, as required by a change in applicable law.

•	Reason and the Relevant Law: Violated Article 8-1 of the Foreign Exchange Transactions Act.

•	Company’s Measures: Engage in close monitoring to avoid future recurrences of violation.

[SK Telink]

(1)	Violation of the Telecommunications Business Act

•	Date: October 12, 2018

•	Sanction: SK Telink received a correctional order and a fine of Won 55.4 million.

•

Reason and the Relevant Law: Violated Article 50-1, Paragraph 5 of the Telecommunications Business Act and Article 42-1 of the related Enforcement Decree by failing to explain or notify of the availability of a similar service that is relatively cheaper before entering into “representative number service” (a fixed-line telephone credit card payment service) contracts with VAN operators after October 2012.

•	Status of Implementation: Ceased the prohibited practice, disclosed the receipt of the correctional order in the press (December 2018) and paid the fine (December 2018).

•	Company’s Measures: Improve operating procedures to prevent its recurrence.

69

4.    Use of Direct Financing

A.	Use of Proceeds from Public Offerings

[SK Telecom]

(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	78th	January 14, 2020	Working capital	360,000	Working capital	360,000	—
Corporate bond	78th	January 14, 2020	Repayment of debt	60,000	Repayment of debt	60,000	—
Corporate bond	77th	October 22, 2019	Working capital	400,000	Working capital	400,000	—
Corporate bond	76th	July 29, 2019	Working capital	70,000	Working capital	70,000	—
Corporate bond	76th	July 29, 2019	Repayment of debt	330,000	Repayment of debt	330,000	—
Corporate bond	75th	March 6, 2019	Frequency usage right payments	400,000	Frequency usage right payments	400,000	—
Corporate bond	74th	September 17, 2018	Frequency usage right payments	220,000	Frequency usage right payments	220,000	—
Corporate bond	74th	September 17, 2018	Repayment of debt	80,000	Repayment of debt	80,000	—
Corporate bond	73rd	February 20, 2018	Working capital	300,000	Working capital	300,000	—
Corporate bond	73rd	February 20, 2018	Repayment of debt	200,000	Repayment of debt	200,000	—
Corporate bond	72nd	November 10, 2017	Working capital	20,000	Working capital	20,000	—
Corporate bond	72nd	November 10, 2017	Repayment of debt	260,000	Repayment of debt	260,000	—
Corporate bond	71st	April 25, 2017	Working capital	30,000	Working capital	30,000	—
Corporate bond	71st	April 25, 2017	Repayment of debt	340,000	Repayment of debt	340,000	—

[SK Broadband]

(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	Series 46-1	February 1, 2018	Repayment of debt (150,000)	70,000	Repayment of debt (150,000)	150,000	—
Corporate bond	Series 46-2	February 1, 2018		80,000			—

70

(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	Series 47-1	March 26, 2018	Repayment of debt (210,000)	50,000	Repayment of debt (210,000)	210,000	—
Corporate bond	Series 47-2	March 26, 2018		160,000			—
Corporate bond	Series 48-1	September 24, 2019	Repayment of debt (186,200)	80,000	Repayment of debt (186,200)	230,000	—
Corporate bond	Series 48-2	September 24, 2019		100,000
Corporate bond	Series 48-3	September 24, 2019	Working capital (43,800)	50,000	Working Capital (43,800)	—	—
Corporate bond	Series 49-1	June 11, 2020	-Repayment of debt (159,200) -Working Capital (40,800)	100,000	-Repayment of debt (159,200) -Working Capital (23,900)	183,100	Payment of working capital in installments; unused funds to be paid after depositing with a financial institution
Corporate bond	Series 49-2	June 11, 2020		100,000

*	Commercial papers and foreign bonds that do not require securities reports in Korea have been omitted.

B.	Use of Proceeds from Private Offerings

[Dreamus Company]

(As of June 30, 2020)				(Unit: in millions of Won)
Classification	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
		Use	Amount	Use	Amount
Capital increase through third-party allotment (No. 2)	December 23, 2014	Facility and operating funds	25,000	Expansion of R&D, marketing, facility investment and high- quality music infrastructure regarding Astell & Kern	25,000	—
Convertible bonds (No. 2)	December 23, 2014	Facility and operating funds	5,000	Expansion of R&D, marketing, facility investment and high- quality music infrastructure regarding Astell & Kern	5,000	—
Capital increase through third-party allotment (No. 3)	August 29, 2017	Expansion of new businesses	65,000	Acquisition of equity interest in Life Design Company Inc.; acquisition of supply and distribution rights of music records/digital contents; acquisition of equity interest and investment in Groovers	65,000	—

71

(As of June 30, 2020)				(Unit: in millions of Won)
Classification	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
		Use	Amount	Use	Amount
Capital increase through third-party allotment (No. 4)	August 10, 2018	Strengthening of contents business and establishment of infrastructure related to music industry	70,000	Operating expenses for music business and investment in contents	70,000	—

C.	Material Events Subsequent to the Reporting Period

The Company declared interim dividends by resolution of its board of directors on July 21, 2020 as follows:

Amount of interim dividends	Won 1,000 per share in cash (Total dividend amount Won 73,136 million)
Market price dividend yield	0.5%
Record date	June 30, 2020
Payment date	To be paid on or before August 21, 2020 pursuant to Article 464-2(1) of the Korean Commercial Code

72

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By:	/s/ Jeong Hwan Choi

(Signature)
Name:	Jeong Hwan Choi
Title:	Senior Vice President

Date: September 14, 2020

SK TELECOM CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

June 30, 2020 and 2019

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), which comprise the condensed consolidated statement of financial position as of June 30, 2020, the condensed consolidated statements of income and comprehensive income for the three and six-month periods ended June 30, 2020 and 2019, the condensed consolidated statements of changes in equity and cash flows for the six-month periods ended June 30, 2020 and 2019, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034, Interim Financial Reporting, and for such internal controls as management determines is necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared fairly, in all material respects, in accordance with K-IFRS No.1034, Interim Financial Reporting.

Other matters

The consolidated statement of financial position of the Group as of December 31, 2019, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 10, 2020, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2019, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 13, 2020

This report is effective as of August 13, 2020, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD. (the “Parent Company”) AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020, AND DECEMBER 31, 2019, AND

FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2020 AND 2019

The accompanying condensed consolidated interim financial statements, including all footnote disclosures, were prepared by, and are the responsibility of, the Parent Company.

Park, Jung-Ho

Chief Executive Officer

SK TELECOM CO., LTD.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of June 30, 2020 and December 31, 2019

(In millions of won)	Note		June 30, 2020	December 31, 2019
Assets
Current Assets:
Cash and cash equivalents	29,30	~~W~~	1,496,903	1,270,824
Short-term financial instruments	29,30		900,547	830,647
Short-term investment securities	9,29,30		80,882	166,666
Accounts receivable—trade, net	5,29,30,31		2,244,884	2,230,979
Short-term loans, net	5,29,30,31		78,928	66,123
Accounts receivable—other, net	5,29,30,31,32		837,373	905,436
Contract assets	7,30		104,383	127,499
Prepaid expenses	6		2,123,974	2,030,550
Prepaid income taxes	27		1,025	63,748
Derivative financial assets	19,29,30		14,696	26,253
Inventories, net	8		204,349	162,882
Advanced payments and others	5,29,30,31		173,384	220,687

			8,261,328	8,102,294

Non-Current Assets:
Long-term financial instruments	29,30		91,850	990
Long-term investment securities	9,29,30		1,109,269	857,215
Investments in associates and joint ventures	11		13,874,353	13,385,264
Property and equipment, net	12,13,31,32		12,544,240	12,334,280
Goodwill	10		3,112,809	2,949,530
Intangible assets, net	14		4,968,547	4,866,092
Long-term contract assets	7,30		44,891	64,359
Long-term loans, net	5,29,30,31		33,639	33,760
Long-term accounts receivable—other	5,29,30,31,32		252,370	344,662
Long-term prepaid expenses	6		1,124,305	1,241,429
Guarantee deposits	5,29,30,31		172,958	164,734
Long-term derivative financial assets	19,29,30		218,232	124,707
Deferred tax assets	27		115,987	109,057
Defined benefit assets	18		—	1,125
Other non-current assets	5,29,30		32,372	32,122

			37,695,822	36,509,326

		~~W~~	45,957,150	44,611,620

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of June 30, 2020 and December 31, 2019

(In millions of won)	Note		June 30, 2020	December 31, 2019
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable—trade	29,30,31	~~W~~	370,929	438,297
Accounts payable—other	29,30,31		2,374,726	2,521,474
Withholdings	29,30,31		1,277,971	1,350,244
Contract liabilities	7		195,596	191,225
Accrued expenses	29,30		1,346,288	1,425,251
Income tax payable	27		156,198	5,450
Provisions	17,32		95,624	89,446
Short-term borrowings	15,29,30		105,000	20,603
Current installments of long-term debt, net	15,29,30		780,526	1,017,327
Current installments of long-term payables—other	16,29,30		422,284	423,839
Lease liabilities	29,30,31		304,115	304,247
Other current liabilities			6,142	319

			7,435,399	7,787,722

Non-Current Liabilities:
Debentures, excluding current installments, net	15,29,30		7,960,213	7,253,894
Long-term borrowings, excluding current installments, net	15,29,30,32		1,951,694	1,972,149
Long-term payables—other	16,29,30		1,137,932	1,550,167
Long-term lease liabilities	29,30,31		362,456	408,493
Long-term contract liabilities	7		32,336	32,231
Defined benefit liabilities	18		268,553	172,258
Long-term derivative financial liabilities	19,29,30		16,642	1,043
Long-term provisions	17,32		45,024	53,783
Deferred tax liabilities	27		2,634,816	2,466,295
Other non-current liabilities	29,30		95,362	90,049

			14,505,028	14,000,362

Total Liabilities			21,940,427	21,788,084

Shareholders’ Equity:
Share capital	1,20		44,639	44,639
Capital surplus and others	20,21		1,218,524	1,006,481
Retained earnings	22		22,284,645	22,235,285
Reserves	23		(51,146)	(329,576)

Equity attributable to owners of the Parent Company			23,496,662	22,956,829
Non-controlling interests			520,061	(133,293)

Total Shareholders’ Equity			24,016,723	22,823,536

		~~W~~	45,957,150	44,611,620

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Interim Statements of Income

For the three and six-month periods ended June 30, 2020 and 2019

(In millions of won)			2020		2019
	Note		Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Operating revenue:	4,31
Revenue		~~W~~	4,602,813	9,053,209	4,437,029	8,771,935
Operating expenses:	31
Labor			735,707	1,478,476	699,323	1,390,280
Commissions	6		1,333,897	2,631,865	1,256,343	2,530,069
Depreciation and amortization	4		985,275	1,960,672	930,351	1,821,501
Network interconnection			207,327	402,297	187,744	377,111
Leased lines			68,985	135,902	66,223	137,021
Advertising			93,300	167,254	104,706	190,516
Rent			50,072	102,427	58,999	117,416
Cost of goods sold	8		362,824	711,795	440,124	817,364
Others	24		405,950	801,009	370,386	745,255

			4,243,337	8,391,697	4,114,199	8,126,533

Operating profit	4		359,476	661,512	322,830	645,402
Finance income	4,26		32,905	68,408	27,089	64,657
Finance costs	4,26		(100,485)	(206,901)	(107,520)	(213,027)
Gain relating to investments in associates and joint ventures, net	4,11		267,004	407,899	136,076	359,421
Other non-operating income	4,25		28,681	45,406	8,553	16,488
Other non-operating expenses	4,25		(39,310)	(58,058)	(33,809)	(51,914)

Profit before income tax	4		548,271	918,266	353,219	821,027
Income tax expense	27		116,117	179,265	94,163	188,340

Profit for the period		~~W~~	432,154	739,001	259,056	632,687

Attributable to:
Owners of the Parent Company		~~W~~	427,210	736,650	263,397	642,586
Non-controlling interests			4,944	2,351	(4,341)	(9,899)
Earnings per share:	28
Basic and diluted earnings per share (in won)		~~W~~	5,790	9,971	3,613	8,838

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

For the three and six-month periods ended June 30, 2020 and 2019

(In millions of won)			2020		2019
	Note		Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30,
Profit for the period		~~W~~	432,154	739,001	259,056	632,687
Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	18		1,469	(21,581)	(1,182)	(10,749)
Net change in other comprehensive loss of investments in associates and joint ventures	11,23		(971)	(1,962)	(1,153)	(2,416)
Valuation gain (loss) on financial assets at fair value through other comprehensive income	23		202,636	182,367	(9,229)	(6,206)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income (loss) of investments in associates and joint ventures	11,23		(47,018)	63,760	6,492	73,610
Net change in unrealized fair value of derivatives	23		13,857	18,438	16,518	29,143
Foreign currency translation differences for foreign operations	23		(1,980)	16,682	7,198	11,188

Other comprehensive income for the period, net of taxes			167,993	257,704	18,644	94,570

Total comprehensive income		~~W~~	600,147	996,705	277,700	727,257

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		~~W~~	594,192	993,401	281,418	736,562
Non-controlling interests			5,955	3,304	(3,718)	(9,305)

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2020 and 2019

(In millions of won)
			Controlling interests					Non-controlling interests	Total equity
	Note		Share capital	Capital surplus and others	Retained earnings	Reserves	Sub-total
Balance, December 31, 2018		~~W~~	44,639	655,084	22,144,541	(373,442)	22,470,822	(121,572)	22,349,250
Impact of adopting K-IFRS No. 1116			—	—	(24,956)	—	(24,956)	(503)	(25,459)

Balance, January 1, 2019			44,639	655,084	22,119,585	(373,442)	22,445,866	(122,075)	22,323,791
Total comprehensive income:
Profit (loss) for the period			—	—	642,586	—	642,586	(9,899)	632,687
Other comprehensive income (loss)	11,18,23		—	—	17,726	76,250	93,976	594	94,570

			—	—	660,312	76,250	736,562	(9,305)	727,257

Transactions with owners:
Annual dividends			—	—	(646,828)	—	(646,828)	—	(646,828)
Share option	21		—	157	—	—	157	279	436
Interest on hybrid bonds			—	—	(7,383)	—	(7,383)	—	(7,383)
Changes in ownership in subsidiaries			—	(239)	—	—	(239)	32,767	32,528

			—	(82)	(654,211)	—	(654,293)	33,046	(621,247)

Balance, June 30, 2019		~~W~~	44,639	655,002	22,125,686	(297,192)	22,528,135	(98,334)	22,429,801

Balance, January 1, 2020		~~W~~	44,639	1,006,481	22,235,285	(329,576)	22,956,829	(133,293)	22,823,536
Total comprehensive income:
Profit (loss) for the period			—	—	736,650	—	736,650	2,351	739,001
Other comprehensive income (loss)	11,18,23		—	—	(21,679)	278,430	256,751	953	257,704

			—	—	714,971	278,430	993,401	3,304	996,705

Transactions with owners:
Annual dividends			—	—	(658,228)	—	(658,228)	(5,765)	(663,993)
Share option	21		—	103	—	—	103	754	857
Interest on hybrid bonds			—	—	(7,383)	—	(7,383)	—	(7,383)
Changes in ownership in subsidiaries			—	211,940	—	—	211,940	655,061	867,001

			—	212,043	(665,611)	—	(453,568)	650,050	196,482

Balance, June 30, 2020		~~W~~	44,639	1,218,524	22,284,645	(51,146)	23,496,662	520,061	24,016,723

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2020 and 2019

(In millions of won)	Note		June 30, 2020	June 30, 2019
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	739,001	632,687
Adjustments for income and expenses	33		2,133,367	2,020,232
Changes in assets and liabilities related to operating activities	33		(22,621)	(550,027)

			2,849,747	2,102,892
Interest received			19,422	23,873
Dividends received			165,645	229,074
Interest paid			(175,736)	(191,361)
Income tax refunded(paid)			25,650	(164,621)

Net cash provided by operating activities			2,884,728	1,999,857

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			—	336,375
Decrease in short-term investment securities, net			86,468	116,485
Collection of short-term loans			58,047	54,073
Decrease in long-term financial instruments			99	—
Proceeds from disposals of long-term investment securities			7,721	229,798
Proceeds from disposals of investments in associates and joint ventures			2,715	81
Proceeds from disposals of property and equipment			4,860	5,260
Proceeds from disposals of intangible assets			4,165	3,893
Collection of long-term loans			1,550	942
Decrease in deposits			10,618	6,354
Proceeds from settlement of derivatives			359	288
Collection of lease receivables			—	13,733
Proceeds from disposals of subsidiaries			—	9,301
Cash inflow from business combinations, net			115,834	4,944

			292,436	781,527
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(69,981)	—
Increase in short-term loans			(68,936)	(68,021)
Increase in long-term loans			(3,483)	(4,800)
Increase in long-term financial instruments			(90,959)	—
Acquisitions of long-term investment securities			(5,461)	(62,405)
Acquisitions of investments in associates and joint ventures			(151,357)	(138,124)
Acquisitions of property and equipment			(1,695,883)	(1,341,042)
Acquisitions of intangible assets			(69,604)	(24,379)
Increase in deposits			(6,145)	(5,399)
Cash outflow for business combinations, net			—	(36,900)

			(2,161,809)	(1,681,070)

Net cash used in investing activities		~~W~~	(1,869,373)	(899,543)

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2020 and 2019

(In millions of won)	Note		June 30, 2020	June 30, 2019
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net		~~W~~	84,375	—
Proceeds from issuance of debentures			972,863	607,427
Proceeds from long-term borrowings			1,250	—
Cash inflows from settlement of derivatives			41,182	11,931
Transactions with non-controlling shareholders			1,349	3,933

			1,101,019	623,291
Cash outflows for financing activities:
Repayments of short-term borrowings, net			—	(30,466)
Repayments of long-term payable – other			(426,950)	(426,696)
Repayments of debentures			(584,590)	(430,000)
Repayments of long-term borrowings			(25,295)	(26,983)
Payments of dividends			(658,228)	(646,828)
Payments of interest on hybrid bonds			(7,383)	(7,383)
Repayments of lease liabilities			(186,314)	(182,235)
Transactions with non-controlling shareholders			(9,418)	(26,136)

			(1,898,178)	(1,776,727)

Net cash used in financing activities			(797,159)	(1,153,436)

Net increase (decrease) in cash and cash equivalents			218,196	(53,122)
Cash and cash equivalents at beginning of the period			1,270,824	1,506,699
Effects of exchange rate changes on cash and cash equivalents			7,883	(1,981)

Cash and cash equivalents at end of the period		~~W~~	1,496,903	1,451,596

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares and depositary receipts(“DRs”) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of June 30, 2020, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	21,624,120	26.78
National Pension Service	9,502,565	11.77
Institutional investors and other shareholders	40,743,143	50.46
Kakao Co., Ltd.	1,266,620	1.57
Treasury shares	7,609,263	9.42

	80,745,711	100.00

These condensed consolidated interim financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). SK Holdings Co., Ltd. is the ultimate controlling entity of the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

1.	Reporting Entity, Continued

(2)	List of subsidiaries

The list of subsidiaries as of June 30, 2020 and December 31, 2019 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	June. 30, 2020	Dec. 31, 2019
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	Telecommunications and Mobile Virtual Network Operator service	100.0	100.0
	SK Communications Co., Ltd.	Korea	Internet website services	100.0	100.0
	SK Broadband Co., Ltd.(*2)	Korea	Telecommunications services	74.3	100.0
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICE ACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (holdings company)	100.0	100.0
	SK Global Healthcare Business Group, Ltd.	Hong Kong	Investment	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment association	100.0	100.0
	Atlas Investment	Cayman Islands	Investment association	100.0	100.0
	SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	One Store Co., Ltd.(*3)	Korea	Telecommunications services	52.1	52.7
	SK Planet Co., Ltd.	Korea	Telecommunications services, system software development and supply services	98.7	98.7
	Eleven Street Co., Ltd.(*4)	Korea	E-commerce	80.3	80.3
	DREAMUS COMPANY	Korea	Manufacturing digital audio players and other portable media devices	51.4	51.4
	SK Infosec Co., Ltd.	Korea	Information security service	100.0	100.0
	Life & Security Holdings Co., Ltd.	Korea	Investment (holdings company)	55.0	55.0
	Quantum Innovation Fund I	Korea	Investment	59.9	59.9
	SK Telecom Japan Inc.	Japan	Information gathering and consulting	100.0	100.0
	id Quantique SA	Switzerland	Quantum information and communications service	66.8	66.8
	SK Telecom TMT Investment Corp.	USA	Investment	100.0	100.0
	FSK L&S Co., Ltd.	Korea	Freight and logistics consulting business	60.0	60.0
	Incross Co., Ltd.	Korea	Media representative business	34.6	34.6
	Happy Hanool Co., Ltd.	Korea	Service	100.0	100.0
	SK stoa Co., Ltd.(*5)	Korea	Other telecommunications retail business	100.0	—
	Broadband Nowon Co., Ltd.(*6)	Korea	Cable broadcasting services	55.0	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of June 30, 2020 and December 31, 2019 is as follows, Continued:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	June. 30, 2020	Dec. 31, 2019
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co., Ltd.	Korea	Database and Internet website service	100.0	100.0
	SK Planet Global Holdings Pte. Ltd.	Singapore	Investment (holdings company)	100.0	100.0
	SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
	K-net Culture and Contents Venture Fund	Korea	Capital investing in startups	59.0	59.0
Subsidiaries owned by DREAMUS COMPANY	iriver Enterprise Ltd.	Hong Kong	Management of Chinese subsidiaries	100.0	100.0
	iriver China Co., Ltd.	China	Sales and manufacturing of MP3 and 4	100.0	100.0
	Dongguan iriver Electronics Co., Ltd.	China	Sales and manufacturing of e-book devices	100.0	100.0
	LIFE DESIGN COMPANY Inc.	Japan	Sales of goods in Japan	100.0	100.0
Subsidiary owned by SK Infosec Co., Ltd.	SKinfosec Information Technology(Wuxi) Co., Ltd.	China	System software development and supply services	100.0	100.0
Subsidiaries owned by Life & Security Holdings Co., Ltd.	ADT CAPS Co., Ltd.	Korea	Unmanned security	100.0	100.0
	CAPSTEC Co., Ltd.	Korea	Manned security	100.0	100.0
	ADT SECURITY Co., Ltd.(*6)	Korea	Sales and trade of anti-theft devices and surveillance devices	—	100.0
Subsidiary owned by SK Telink Co., Ltd.	SK TELINK VIETNAM Co., Ltd.	Vietnam	Communications device retail business	100.0	100.0
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communications facility	100.0	100.0
	SK stoa Co., Ltd.(*5)	Korea	Other telecommunications retail business	—	100.0
Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	Japan	Digital contents sourcing service	79.8	79.8
Subsidiary owned by id Quantique SA	Id Quantique LLC	Korea	Quantum information and communications service	100.0	100.0
Subsidiaries owned by FSK L&S Co., Ltd.	FSK L&S(Shanghai) Co., Ltd.	China	Logistics business	66.0	66.0
	FSK L&S(Hungary) Co., Ltd.	Hungary	Logistics business	100.0	100.0
	FSK L&S VIETNAM COMPANY LIMITED(*6)	Vietnam	Logistics business	100.0	—
Subsidiaries owned by Incross Co., Ltd.	Infra Communications Co., Ltd.	Korea	Service operation	100.0	100.0
	Mindknock Co., Ltd.	Korea	Software development	100.0	100.0
Others(*7)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of June 30, 2020 and December 31, 2019 is as follows, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.
(*2)

On April 30, 2020, SK Broadband Co., Ltd. merged with Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd. to strengthen competitiveness and enhance synergy as a broad media company. The Parent Company’s ownership interest of SK Broadband Co., Ltd. changed as SK Broadband Co., Ltd. issued new shares to the shareholders of the merged companies as the consideration for the merger.

(*3)	The ownership interest changed as third-party share option of One Store Co., Ltd. was exercised during the six-month period ended June 30, 2020.
(*4)

80.3% of the shares issued by Eleven Street Co., Ltd. are owned by the Parent Company and 18.2% of redeemable convertible preferred shares with voting rights are owned by non-controlling shareholder. For the year ended December 31, 2019, Eleven Street Co., Ltd. acquired 1.5% of its outstanding shares from SK Planet Co., Ltd., which is currently held as treasury shares as of June 30, 2020. The Parent Company is obliged to guarantee dividend of at least 1% per annum of the preferred share’s issue price to the investor by the date on which Eleven Street Co., Ltd. is publicly listed or at the end of qualifying listing period, whichever occurs first. The present value of obligatory dividends amounting to ~~W~~14,067 million are recognized as financial liabilities as of June 30, 2020.

(*5)

The Parent Company acquired 3,631,355 shares (100%) of SK stoa Co., Ltd. from SK Broadband Co., Ltd., a subsidiary of the Parent Company, at ~~W~~40,029 million in cash during the six-month period ended June 30, 2020.

(*6)	Details of changes in the consolidation scope for the six-month period ended June 30, 2020 are presented in note 1-(4).
(*7)	Others are owned together by Atlas Investment and another subsidiary of the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

1)	Condensed financial information of the significant subsidiaries as of and for the six-month period ended June 30, 2020 is as follows:

(In millions of won)
		As of June 30, 2020			For the six-month period ended June 30, 2020
Subsidiary		Total assets	Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.(*1)	~~W~~	171,288	62,792	108,496	179,389	10,017
Eleven Street Co., Ltd.		944,133	474,517	469,616	257,589	960
SK m&service Co., Ltd.		113,435	60,045	53,390	104,307	2,906
SK Broadband Co., Ltd.		5,629,254	3,064,665	2,564,589	1,741,112	67,838
K-net Culture and Contents Venture Fund		151,490	21,163	130,327	—	(3)
PS&Marketing Corporation		437,681	228,707	208,974	650,336	(5,061)
SERVICE ACE Co., Ltd.		100,550	75,210	25,340	105,472	2,590
SERVICE TOP Co., Ltd.		72,822	54,881	17,941	100,298	1,865
SK O&S Co., Ltd.		87,008	53,649	33,359	122,260	(47)
SK Planet Co., Ltd.		544,117	223,035	321,082	126,640	3,681
DREAMUS COMPANY(*2)		186,711	72,176	114,535	107,602	(4,444)
Life & Security Holdings Co., Ltd.(*3)		2,663,331	2,373,579	289,752	474,400	(303)
SK Infosec Co., Ltd.(*4)		149,563	65,529	84,034	136,714	9,037
One Store Co., Ltd.		241,547	94,344	147,203	80,132	3,090
Home & Service Co., Ltd.		128,454	91,237	37,217	196,120	1,618
SK stoa Co., Ltd.		78,000	57,580	20,420	125,301	8,992
FSK L&S Co., Ltd.(*5)		54,665	25,003	29,662	88,475	1,593
Incross Co., Ltd.(*6)		132,461	65,883	66,578	16,200	4,455

(*1)	The condensed financial information of SK Telink Co., Ltd. is consolidated financial information including SK TELINK VIETNAM Co., Ltd.
(*2)	The condensed financial information of DREAMUS COMPANY is consolidated financial information including iriver Enterprise Ltd. and three other subsidiaries of DREAMUS COMPANY.
(*3)

The condensed financial information of Life & Security Holdings Co., Ltd. is consolidated financial information including ADT CAPS CO., Ltd. and another subsidiary of Life & Security Holdings Co., Ltd.

(*4)	The condensed financial information of SK Infosec Co., Ltd. is consolidated financial information including SK infosec Information Technology (Wuxi) Co., Ltd.
(*5)	The condensed financial information of FSK L&S Co., Ltd. is consolidated financial information including FSK L&S (Shanghai) Co., Ltd. and two other subsidiaries of FSK L&S Co., Ltd.
(*6)	The condensed financial information of Incross Co., Ltd. is consolidated financial information including Infra Communications Co., Ltd. and another subsidiary of Incross Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

2)	Condensed financial information of the significant subsidiaries as of and for the year ended December 31, 2019 is as follows:

(In millions of won)
		As of December 31, 2019			For the year ended December 31, 2019
Subsidiary		Total assets	Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.(*1)	~~W~~	265,725	77,378	188,347	363,627	3,010
Eleven Street Co., Ltd.		923,424	446,432	476,992	530,489	(5,077)
SK m&service Co., Ltd.		109,699	58,605	51,094	218,848	2,448
SK Broadband Co., Ltd.		4,447,549	2,811,417	1,636,132	3,178,805	48,583
K-net Culture and Contents Venture Fund		151,493	21,163	130,330	—	(294)
PS&Marketing Corporation		439,947	225,942	214,005	1,684,576	96
SERVICE ACE Co., Ltd.		80,844	55,133	25,711	206,080	3,906
SERVICE TOP Co., Ltd.		66,932	50,060	16,872	193,377	2,230
SK O&S Co., Ltd.		96,446	62,086	34,360	281,634	1,724
SK Planet Co., Ltd.		595,838	278,438	317,400	275,544	1,214
DREAMUS COMPANY(*2)		171,586	53,669	117,917	196,961	(48,006)
Life & Security Holdings Co., Ltd.(*3)		2,639,781	2,330,920	308,861	913,301	12,703
SK Infosec Co., Ltd.(*4)		158,424	61,644	96,780	270,423	18,520
One Store Co., Ltd.		236,329	93,625	142,704	135,116	(5,415)
Home & Service Co., Ltd.		113,176	76,192	36,984	351,154	(267)
SK stoa Co., Ltd.		70,754	59,207	11,547	196,063	875
FSK L&S Co., Ltd.(*5)		47,550	19,651	27,899	130,872	306
Incross Co., Ltd.(*6)		144,263	78,519	65,744	19,787	5,756

(*1)	The condensed financial information of SK Telink Co., Ltd. is consolidated financial information including SK TELINK VIETNAM Co., Ltd.
(*2)	The condensed financial information of DREAMUS COMPANY is consolidated financial information including iriver Enterprise Ltd. and three other subsidiaries of DREAMUS COMPANY.
(*3)

The condensed financial information of Life & Security Holdings Co., Ltd. is consolidated financial information including ADT CAPS Co., Ltd. and two other subsidiaries of Life & Security Holdings Co., Ltd.

(*4)	The condensed financial information of SK Infosec Co., Ltd. is consolidated financial information including SK infosec Information Technology (Wuxi) Co., Ltd.
(*5)	The condensed financial information of FSK L&S Co., Ltd. is consolidated financial information including FSK L&S (Shanghai) Co., Ltd. and another subsidiary of FSK L&S Co., Ltd.
(*6)

The condensed financial information of Incross Co., Ltd. is consolidated financial information including Infra Communications Co., Ltd. and another subsidiary of Incross Co., Ltd. from the date of acquisition to December 31, 2019.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

1)	The list of subsidiaries that were newly included in consolidation for the six-month period ended June 30, 2020 is as follows:

Subsidiary	Reason
Broadband Nowon Co., Ltd.	Acquired by the Parent Company
FSK L&S VIETNAM COMPANY LIMITED	Established by FSK L&S Co., Ltd.

2)	The list of subsidiary that was excluded from consolidation for the six-month period ended June 30, 2020 is as follows:

Subsidiary	Reason
ADT SECURITY Co., Ltd.	Merged into ADT CAPS Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

1.	Reporting Entity, Continued

(5)

The financial information of significant non-controlling interests of the Group as of and for the six-month period ended June 30, 2020 and as of and for the year ended December 31, 2019 are as follows:

(In millions of won)
		DREAMUS COMPANY	One Store Co., Ltd.	Eleven Street Co., Ltd.	Life & Security Holdings Co., Ltd.	Incross Co., Ltd.	SK Broadband Co., Ltd.
Ownership of non-controlling interests (%)		48.6	47.9	18.2	45.0	55.1	24.9

		As of June 30, 2020
Current assets	~~W~~	156,156	215,653	724,113	135,586	119,091	1,278,922
Non-current assets		30,555	25,894	220,020	2,527,745	13,370	4,350,332
Current liabilities		(67,995)	(88,968)	(449,121)	(311,269)	(62,811)	(1,318,601)
Non-current liabilities		(4,181)	(5,376)	(25,396)	(2,062,310)	(3,072)	(1,746,064)
Net assets		114,535	147,203	469,616	289,752	66,578	2,564,589
Fair value adjustment and others		—	—	(14,067)	(1,222,915)	—	—
Net assets on the consolidated financial statements		114,535	147,203	455,549	(933,163)	66,578	2,564,589
Carrying amount of non-controlling interests		56,182	70,779	84,186	(419,923)	41,015	644,481

		For the six-month period ended June 30, 2020
Revenue	~~W~~	107,602	80,132	257,589	474,400	16,200	1,741,112
Profit (loss) for the period		(4,444)	3,090	960	(303)	4,455	67,838
Depreciation of the fair value adjustment and others		—	—	(261)	(8,958)	—	—
Profit (loss) for the period on the consolidated financial statements		(4,444)	3,090	699	(9,261)	4,455	67,838
Total comprehensive income (loss)		(3,795)	3,124	(2,636)	(9,261)	4,189	68,805
Profit (loss) attributable to non-controlling interests		(1,983)	1,481	129	(4,168)	2,736	6,418

Net cash provided by operating activities	~~W~~	11,997	11,490	26,970	112,554	10,879	474,003
Net cash provided by (used in) investing activities		(1,590)	82,195	(99,098)	(118,198)	(524)	(189,006)
Net cash provided by (used in) financing activities		(1,188)	778	(11,445)	7,928	(3,998)	26,970
Effects of exchange rate changes on cash and cash equivalents		836	3	13	—	—	—
Net increase (decrease) in cash and cash equivalents		10,055	94,466	(83,560)	2,284	6,357	311,967

Dividends declared to non-controlling interests	~~W~~	—	—	5,000	12,796	—	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

1.	Reporting Entity, Continued

(5)

The financial information of significant non-controlling interests of the Group as of and for the six-month period ended June 30, 2020 and as of and for the year ended December 31, 2019 are as follows, Continued:

(In millions of won)
		DREAMUS COMPANY	One Store Co., Ltd.	Eleven Street Co., Ltd.	Life & Security Holdings Co., Ltd.	Incross Co., Ltd.
Ownership of non-controlling interests (%)		48.6	47.3	18.2	45.0	65.4

		As of December 31, 2019
Current assets	~~W~~	136,269	208,527	779,568	126,437	133,741
Non-current assets		35,317	27,802	143,856	2,513,344	10,522
Current liabilities		(49,776)	(88,842)	(420,022)	(279,403)	(77,530)
Non-current liabilities		(3,893)	(4,783)	(26,410)	(2,051,517)	(989)
Net assets		117,917	142,704	476,992	308,861	65,744
Fair value adjustment and others		—	—	(18,805)	(1,219,701)	—
Net assets on the consolidated financial statements		117,917	142,704	458,187	(910,840)	65,744
Carrying amount of non-controlling interests		57,175	67,742	84,673	(409,878)	41,074

		For the year ended December 31, 2019
Revenue	~~W~~	196,961	135,116	530,489	913,301	19,787
Profit (loss) for the year		(48,006)	(5,415)	(5,077)	12,703	5,756
Depreciation of the fair value adjustment and others		—	—	(614)	(14,913)	—
Profit (loss) for the year on the consolidated financial statements		(48,006)	(5,415)	(5,691)	(2,210)	5,756
Total comprehensive income (loss)		(47,971)	(5,856)	(13,590)	(5,413)	5,396
Profit (loss) attributable to non-controlling interests		(23,281)	(2,256)	(1,064)	(978)	3,630

Net cash provided by (used in) operating activities	~~W~~	(1,387)	14,426	7,980	238,378	(9,331)
Net cash provided by (used in) investing activities		(2,596)	(87,275)	102,366	(194,472)	5,053
Net cash provided by (used in) financing activities		(2,965)	96,189	(72,686)	(51,129)	(4,644)
Effects of exchange rate changes on cash and cash equivalents		197	2	35	—	—
Net increase (decrease) in cash and cash equivalents		(6,751)	23,342	37,695	(7,223)	(8,922)

Dividends paid to non-controlling interests	~~W~~	—	—	17,500	28,786	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

2.	Basis of Preparation

(1)	Statement of compliance

These condensed consolidated interim financial statements were prepared in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034, Interim Financial Reporting, as part of the period covered by the Group’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since December 31, 2019. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

(2)	Use of estimates and judgments

1) Critical judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2019.

Meanwhile, the spread of COVID-19 pandemic is having a significant impact on domestic and foreign economies, and its duration and severity are highly uncertain and unpredictable. As of the end of the reporting period, the Group’s management cannot reasonably estimate the impact of COVID-19 pandemic on the Group’s operations and financial results.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments, Continued

2) Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values for both financial and non-financial assets and liabilities. The Group has established policies and processes with respect to the measurement of fair values, including Level 3 fair values, and the measurement of fair value is reviewed and is directly reported to the finance executives.

The Group regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in note 30.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

3.	Significant Accounting Policies

The significant accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2019.

4.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides independent services and merchandise. The Group’s reportable segments are cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunications services, which include telephone services, internet services and leased line services; security services, which include unmanned security services, manned security services and system software development; commerce services, the open marketplace platform; and all other businesses, which include the Group’s internet portal services and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

(1)	Segment information for the six-month periods ended June 30, 2020 and 2019 is as follows:

(In millions of won)
		For the six-month period ended June 30, 2020
		Cellular services	Fixed-line Telecomm- unications services	Security services	Commerce services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	6,841,043	2,118,040	611,115	382,890	551,769	10,504,857	(1,451,648)	9,053,209
Inter-segment revenue		776,064	508,686	35,607	6,978	124,313	1,451,648	(1,451,648)	—
External revenue		6,064,979	1,609,354	575,508	375,912	427,456	9,053,209	—	9,053,209
Depreciation and amortization		1,397,947	399,878	115,735	16,924	30,188	1,960,672	—	1,960,672
Operating profit (loss)		524,797	100,325	54,727	2,486	(20,823)	661,512	—	661,512
Finance income and costs, net									(138,493)
Gain relating to investments in associates and joint ventures, net									407,899
Other non-operating income and expenses, net									(12,652)
Profit before income tax									918,266

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

4.	Operating Segments, Continued

(1)	Segment information for the six-month periods ended June 30, 2020 and 2019 is as follows, Continued:

(In millions of won)
		For the six-month period ended June 30, 2019
		Cellular services	Fixed-line telecomm- unications services(*)	Security services(*)	Commerce services(*)	Others(*)	Sub-total	Adjustments	Total
Total revenue	~~W~~	6,717,679	1,962,339	568,651	392,809	504,194	10,145,672	(1,373,737)	8,771,935
Inter-segment revenue		727,866	489,836	30,172	7,194	118,669	1,373,737	(1,373,737)	—
External revenue		5,989,813	1,472,503	538,479	385,615	385,525	8,771,935	—	8,771,935
Depreciation and amortization		1,298,643	364,917	94,617	17,851	45,473	1,821,501	—	1,821,501
Operating profit (loss)		591,482	28,456	62,567	1,701	(38,804)	645,402	—	645,402
Finance income and costs, net									(148,370)
Gain relating to investments in associates and joint ventures, net									359,421
Other non-operating income and expenses, net									(35,426)
Profit before income tax									821,027

(*)

During the year ended December 31, 2019, due to the change in the categorization of information reviewed by the chief operating decision maker in 2019, the Group reclassified SK stoa Co., Ltd. from Fixed-line telecommunications Service segment to Commerce Services segment. In addition, operating segment for Life & Security Holdings Co., Ltd. and SK Infosec Co., Ltd. was separately presented as a reportable segment (Security Services) and no longer included in Others segment. Segment information for the six-month period ended June 30, 2019, was restated to conform to the 2019 reclassifications.

Since there are no intersegment sales of inventory or depreciable assets, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its businesses in Korea, and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the six-month periods ended June 30, 2020 and 2019.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

4.	Operating Segments, Continued

(2)	Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)			For the six-month period ended
			June 30, 2020	June 30, 2019
Goods and Services transferred at a point in time:
Cellular revenue	Goods(*1)	~~W~~	423,503	555,330
Fixed-line telecommunication revenue	Goods		49,937	79,766
Commerce services revenue	Goods		32,093	29,721
	Commerce		104,556	68,934
Security services revenue	Goods		27,424	35,371
Other revenue	Goods		27,576	30,464
	Products		15,412	14,038
	Others(*2)		250,785	240,703

			931,286	1,054,327

Goods and Services transferred over time:
Cellular revenue	Wireless service(*3)		4,873,830	4,755,303
	Cellular interconnection		253,256	249,104
	Others(*4)		514,390	430,076
Fixed-line telecommunication revenue	Fixed-line service		100,402	72,881
	Cellular interconnection		42,475	46,451
	Internet protocol television(*5)		730,694	630,334
	International calls		77,639	67,542
	Internet service and miscellaneous(*6)		608,207	575,529
Commerce services revenue	Commerce service		239,263	286,960
Security services revenue	Service(*7)		548,084	503,108
Other revenue	Miscellaneous(*2)		133,683	100,320

			8,121,923	7,717,608

		~~W~~	9,053,209	8,771,935

(*1)	Cellular revenue includes revenue from sales of handsets and other electronic accessories.
(*2)	Miscellaneous other revenue includes revenue from considerations received for the development and maintenance of system software and digital contents platform services.
(*3)	Wireless service revenue includes revenue from wireless voice and data transmission services principally derived from usage charges to wireless subscribers.
(*4)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.
(*5)	IPTV service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.
(*6)	Internet service revenue includes revenue from the high-speed broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.
(*7)	Service revenue includes revenue from rendering security services.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of won)		June 30, 2020
		Gross amount	Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,514,392	(269,508)	2,244,884
Short-term loans		79,620	(692)	78,928
Accounts receivable – other(*)		884,041	(46,668)	837,373
Accrued income		4,392	(165)	4,227
Guarantee deposits (Other current assets)		129,164	—	129,164

		3,611,609	(317,033)	3,294,576
Non-current assets:
Long-term loans		81,476	(47,837)	33,639
Long-term accounts receivable – other(*)		252,370	—	252,370
Guarantee deposits		173,258	(300)	172,958
Long-term accounts receivable – trade (Other non-current assets)		17,142	(30)	17,112

		524,246	(48,167)	476,079

	~~W~~	4,135,855	(365,200)	3,770,655

(*)	Gross and carrying amounts of accounts receivable – other as of June 30, 2020 include ~~W~~386,177 million of financial instruments classified as FVTPL.

(In millions of won)		December 31, 2019
		Gross amount	Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,480,419	(249,440)	2,230,979
Short-term loans		66,706	(583)	66,123
Accounts receivable – other(*)		953,815	(48,379)	905,436
Accrued income		3,977	(166)	3,811
Guarantee deposits (Other current assets)		145,041	—	145,041

		3,649,958	(298,568)	3,351,390
Non-current assets:
Long-term loans		81,231	(47,471)	33,760
Long-term accounts receivable – other(*)		344,662	—	344,662
Guarantee deposits		165,033	(299)	164,734
Long-term accounts receivable – trade (Other non-current assets)		16,977	(61)	16,916

		607,903	(47,831)	560,072

	~~W~~	4,257,861	(346,399)	3,911,462

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2019, include ~~W~~532,225 million of financial instruments classified as at FVTPL.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

5.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized cost for the six-month periods ended June 30, 2020 and 2019 are as follows:

(In millions of won)
		January 1, 2020	Impairment	Write-offs(*)	Collection of receivables previously written-off	Business combination	June 30, 2020
Accounts receivable – trade	~~W~~	249,501	30,230	(17,330)	5,258	1,879	269,538
Accounts receivable – other		96,898	2,176	(4,440)	1,028	—	95,662

	~~W~~	346,399	32,406	(21,770)	6,286	1,879	365,200

(In millions of won)
		January 1, 2019	Impairment	Write-offs(*)	Collection of receivables previously written- off	Business combination	June 30, 2019
Accounts receivable – trade	~~W~~	260,157	15,253	(35,679)	5,493	1,487	246,711
Accounts receivable – other		115,887	2,095	(21,724)	6,481	535	103,274

	~~W~~	376,044	17,348	(57,403)	11,974	2,022	349,985

(*)	The Group writes off the trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue.

As the Group is a wireless and fixed-line telecommunications service provider, the Group’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Group transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Group is not exposed to significant credit concentration risk as the Group regularly assesses their credit risk by monitoring their credit rating. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

6.	Prepaid Expenses

The Group pays commissions to its retail stores and authorized dealers for wireless and fixed-line telecommunications services. The Group capitalized certain costs associated with commissions paid to retail stores and authorized dealers to obtain new and retained customer contracts as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the periods that the Group expects to maintain its customers.

(1)	Details of prepaid expenses as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
		June 30, 2020	December 31, 2019
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,972,621	1,897,233
Others		151,353	133,317

		2,123,974	2,030,550

Non-current assets:
Incremental costs of obtaining contracts		1,037,539	1,152,748
Others		86,766	88,681

	~~W~~	1,124,305	1,241,429

(2)	Incremental costs of obtaining contracts

The amortization and impairment losses in connection with incremental costs of obtaining contracts recognized during the six-month periods ended June 30, 2020 and 2019 are as follows:

(In millions of won)		2020		2019
		Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Amortization and impairment losses recognized	~~W~~	599,193	1,202,204	512,230	1,034,612

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

7.	Contract Assets and Liabilities

In case of providing both wireless telecommunications services and sales of handsets, the Group allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Group recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
		June 30, 2020	December 31, 2019
Contract assets:
Allocation of consideration between performance obligations	~~W~~	149,274	191,858
Contract liabilities:
Wireless service contracts		19,355	20,393
Customer loyalty programs		18,491	21,945
Fixed-line service contracts		81,331	65,315
Security services		32,910	32,026
Others		75,845	83,777

	~~W~~	227,932	223,456

(2)	The amount of revenue recognized for the six-month period ended June 30, 2020 related to the contract liabilities carried forward from the prior period is ~~W~~84,780 million.

8.	Inventories

(1)	Details of inventories as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
		June 30, 2020			December 31, 2019
		Acquisition cost	Write-down	Carrying amount	Acquisition cost	Write-down	Carrying amount
Merchandise	~~W~~	201,874	(9,605)	192,269	162,485	(14,557)	147,928
Finished goods		3,897	(1,946)	1,951	4,264	(2,265)	1,999
Work in process		2,850	(729)	2,121	2,674	(539)	2,135
Raw materials		12,376	(7,507)	4,869	12,369	(7,967)	4,402
Supplies		3,139	—	3,139	7,112	(694)	6,418

	~~W~~	224,136	(19,787)	204,349	188,904	(26,022)	162,882

(2)

Inventories recognized as operating expenses for the six-month periods ended June 30, 2020 and 2019 are ~~W~~515,186 million and ~~W~~652,069 million, respectively, which are included in the cost of goods sold. In addition, valuation losses on inventories and write-down recognized for six-month period ended June 30, 2020 are ~~W~~202 million and ~~W~~4 million, respectively, which are included in other operating expenses.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

9.	Investment Securities

(1)	Details of short-term investment securities as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
	Category		June 30, 2020	December 31, 2019
Beneficiary certificates	FVTPL	~~W~~	80,882	166,666

(2)	Details of long-term investment securities as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
	Category		June 30, 2020	December 31, 2019
Equity instruments	FVOCI(*)	~~W~~	967,438	710,272
	FVTPL		3,532	1,011

			970,970	711,283
Debt instruments	FVOCI		2,389	4,627
	FVTPL		135,910	141,305

			138,299	145,932

		~~W~~	1,109,269	857,215

(*)	The Group designated ~~W~~967,438 million of investments in equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

10.	Business Combination

(1)	2020

1)	Merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd.

On April 30, 2020, SK Broadband Co., Ltd., a subsidiary of the Parent Company, merged with Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd. in order to strengthen the competitiveness and enhance the synergy as a comprehensive media company. The consideration transferred was measured at the fair value of the shares transferred based on the merger ratio set on April 30, 2020. The Group recognized the difference between the fair value of net assets acquired and the consideration paid amounting to ~~W~~163,180 million as goodwill.

(i)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
		Amounts
I. Consideration transferred:
Shares of SK Broadband Co., Ltd.	~~W~~	862,147

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		110,644
Short-term financial instruments		6
Accounts receivable – trade and other		66,241
Contract assets		50,357
Long-term investment securities		6,239
Investments in associates and joint ventures		13,637
Property and equipment, net		245,654
Intangible assets, net		424,267
Other assets		3,261
Accounts payable – trade and other		(105,179)
Contract liabilities		(1,674)
Income tax payable		(11,896)
Provisions		(2,755)
Defined benefit liabilities		(30)
Deferred tax liabilities		(84,150)
Other liabilities		(15,655)

	~~W~~	698,967

III. Goodwill(I-II)		163,180

The fair value of certain identifiable assets and liabilities was determined at provisional amounts because valuation by external valuation firm has not been completed.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

10.	Business Combination, Continued

(1)	2020, Continued

2)	Acquisition of Broadband Nowon Co.,Ltd. by the Parent Company

The Parent Company has obtained control by acquiring 627,000 shares(55%) of Tbroad Nowon Broadcasting Co., Ltd., and Tbroad Nowon Broadcasting Co., Ltd. changed its name to Broadband Nowon Co., Ltd. The consideration transferred was ~~W~~10,421 million in cash and the difference between the fair value of net assets acquired and the consideration paid amounting to ~~W~~733 million was recognized as other non-operating income. Subsequent to the acquisition, Broadband Nowon Co., Ltd. recognized revenue of ~~W~~1,419 million, and net profit of ~~W~~139 million.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	Broadband Nowon Co., Ltd.
Location	21, 81gil, Dobong-ro, Gangbuk-gu, Seoul, Korea
CEO	Yoo, Chang-Wan
Industry	Cable broadcasting services

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
		Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	10,421

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		18,106
Accounts receivable – trade and other		1,122
Property and equipment, net		1,784
Intangible assets, net		360
Other assets		595
Accounts payable – trade and other		(1,351)
Other liabilities		(336)

		20,280

III. Non-controlling interests:
Non-controlling interests		9,126

IV. Gain on bargain purchase(I - II+III)	~~W~~	(733)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

10.	Business Combination, Continued

(2)	2019

The Parent Company acquired 2,786,455 shares of Incross Co., Ltd. at ~~W~~53,722 million in cash during the year ended December 31, 2019 in order to expand digital advertising business through the integration of the Group’s technological capabilities. Although the Parent Company owns less than 50% of the investee, the management has determined that the Parent Company controls Incross Co., Ltd. considering the level of dispersion of remaining voting rights and voting patterns at previous shareholders’ meetings, and the fact that the Parent Company has a right to appoint the majority of the members of board of directors by the virtue of an agreement with the investee’s other shareholders. Incross Co., Ltd. reported ~~W~~19,787 million of revenue and ~~W~~5,756 million of profit since the Group obtained control.

1)	Summary of the acquiree

Information of Acquiree
Corporate name	Incross Co., Ltd.
Location	5th floor, 1925, Nambusunhwan-ro, Gwanak-gu, Seoul, Korea
CEO	Lee, Jae woon
Industry	Media representative business

2)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
		Amount
I. Considerations transferred:
Cash and cash equivalents	~~W~~	53,722

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalent		17,400
Short-term financial instruments		24,941
Accounts receivable – trade and other		67,259
Property and equipment, net		2,411
Intangible assets, net		2,709
Other assets		9,254
Accounts payable – trade and other		(57,309)
Other liabilities		(1,984)

		64,681

III. Non-controlling interests:
Non-controlling interests		40,592

IV. Goodwill(I - II+III)	~~W~~	29,633

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

11.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of won)		June 30, 2020			December 31, 2019
	Country	Ownership (%)		Carrying amount	Ownership (%)		Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	~~W~~	583,055	27.3	~~W~~	568,459
Korea IT Fund(*1)	Korea	63.3		300,988	63.3		311,552
KEB HanaCard Co., Ltd.(*2)	Korea	15.0		302,168	15.0		294,756
SK Telecom CS T1 Co., Ltd.(*1)	Korea	54.9		56,910	54.9		60,305
NanoEnTek, Inc.(*3)	Korea	28.4		42,827	28.6		42,127
UniSK	China	49.0		15,254	49.0		14,342
SK Technology Innovation Company	Cayman Islands	49.0		45,838	49.0		43,997
SK MENA Investment B.V.	Netherlands	32.1		15,501	32.1		14,904
SK hynix Inc.	Korea	20.1		11,728,891	20.1		11,425,325
SK Latin America Investment S.A.	Spain	32.1		14,066	32.1		13,698
Grab Geo Holdings PTE. LTD.	Singapore	30.0		31,072	30.0		31,269
SK South East Asia Investment Pte. Ltd.(*4)	Singapore	20.0		361,057	20.0		250,034
Pacific Telecom Inc.(*2)	USA	15.0		41,293	15.0		40,016
S.M. Culture & Contents Co., Ltd.	Korea	23.4		63,186	23.4		63,469
Content Wavve Co., Ltd.	Korea	30.0		79,829	30.0		83,640
Hello Nature Co., Ltd.(*5)	Korea	49.9		16,595	49.9		13,620
Digital Games International Pte. Ltd.(*6)	Korea	33.3		8,810	—		—
Invites Healthcare Co., Ltd.(*7)	Korea	50.0		28,000	—		—
Nam Incheon Broadcasting Co., Ltd.(*8)	Korea	27.3		10,463	—		—
NANO-X IMAGING LTD.(*2,9)	Israel	6.6		15,609	—		—
Home Choice Corp.(*2,8)	Korea	17.8		3,396	—		—
12CM JAPAN and others(*4)	—	—		61,370	—		65,343

				13,826,178			13,336,856

Investments in joint ventures:
Dogus Planet, Inc.(*10)	Turkey	50.0		20,193	50.0		15,921
Finnq Co., Ltd.(*10)	Korea	49.0		18,019	49.0		22,880
NEXTGEN BROADCAST SERVICES CO., LLC(*10)	USA	50.0		8,256	50.0		7,961
NEXTGEN ORCHESTRATION, LLC(*10)	USA	50.0		1,707	50.0		1,646
				48,175			48,408

			~~W~~	13,874,353		~~W~~	13,385,264

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

11.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of June 30, 2020 and December 31, 2019 are as follows, Continued:
(*1)

Investments in Korea IT Fund and SK Telecom CS T1 Co., Ltd. were classified as investment in associates as the Group does not have control over the investee under the contractual agreement with other shareholders.

(*2)

These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of the board of directors even though the Group has less than 20% of equity interests.

(*3)	The ownership interest changed as third-party share option was exercised and convertible bonds were converted during the six-month period ended June 30, 2020.
(*4)	The Group additionally contributed ~~W~~119,770 million in cash during the six-month period ended June 30, 2020, but there is no change in the ownership interest.
(*5)	The Group additionally contributed ~~W~~9,980 million in cash during the six-month period ended June 30, 2020, but there is no change in the ownership interest.
(*6)	The Group newly invested ~~W~~8,810 million in cash for the six-month period ended June 30, 2020.
(*7)

The Group transferred the entire shares of Health Connect Co., Ltd. and assets related to the digital disease management business for the six-month period ended June 30, 2020. The Group acquired 279,999 shares of common stock and 140,000 shares of convertible preferred stock of Invites Healthcare Co., Ltd. in consideration of this transfer and recognized ~~W~~9,372 million of gain on investments in associates and ~~W~~12,451 million of gain on the business transfer.

(*8)

The Group acquired the shares of Nam Incheon Broadcasting Co., Ltd and Home Choice Corp. from the merger with Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd.

(*9)

The Group obtained significant influence by contributing ~~W~~12,071 million in cash for the six-month period ended June 30, 2020 and reclassified ~~W~~3,621 from financial assets at FVOCI to investments in associates.

(*10)	These investments were classified as investments in joint ventures as the Group has a joint control pursuant to the agreement with the other shareholders.
(2)	The market value of investments in listed associates as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of won, except for share data)
		June 30, 2020			December 31, 2019
		Market price per share (in won)	Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
NanoEnTek, Inc.	~~W~~	11,050	7,600,649	83,987	5,620	7,600,649	42,716
SK hynix Inc.		85,100	146,100,000	12,433,110	94,100	146,100,000	13,748,010
S.M. Culture & Contents Co., Ltd.		1,500	22,033,898	33,051	1,530	22,033,898	33,712

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

11.	Investments in Associates and Joint Ventures, Continued

(3)	The condensed financial information of significant associates as of and for the six-month period ended June 30, 2020 and as of and for the year ended December 31, 2019 are as follows:

(In millions of won)
		SK hynix Inc.	KEB HanaCard Co., Ltd.	Korea IT Fund	SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.
		As of June 30, 2020
Current assets	~~W~~	17,362,825	8,330,173	95,780	380,250	885,058
Non-current assets		51,896,471	182,003	379,464	1,753,402	1,818,602
Current liabilities		9,595,473	985,054	—	56,374	1,751
Non-current liabilities		10,260,948	5,841,166	—	240,246	—
		For the six-month period ended June 30, 2020
Revenue		15,805,426	604,713	28,354	41,644	—
Profit (loss) for the period		1,911,044	65,291	18,557	(536)	(64,069)
Other comprehensive income (loss)		226,623	(8,491)	(7,515)	(16,200)	10,809
Total comprehensive income (loss)		2,137,667	56,800	11,042	(16,736)	(53,260)
(In millions of won)
		SK hynix Inc.	KEB HanaCard Co., Ltd.	Korea IT Fund	SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.
		As of December 31, 2019
Current assets	~~W~~	14,457,602	7,974,407	113,233	615,028	81,065
Non-current assets		50,331,892	207,284	378,691	1,442,748	1,797,239
Current liabilities		7,874,033	1,015,657	—	59,395	94
Non-current liabilities		8,972,266	5,537,850	—	215,354	—
		For the year ended December 31, 2019
Revenue		26,990,733	1,236,678	70,565	116,269	—
Profit for the year		2,016,391	56,281	53,867	23,474	1,190
Other comprehensive income (loss)		94,023	(4,458)	6,132	(15,093)	97,508
Total comprehensive income		2,110,414	51,823	59,999	8,381	98,698

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

11.	Investments in Associates and Joint Ventures, Continued

(4)	The condensed financial information of significant joint ventures as of and for the six-month period ended June 30, 2020 and as of and for the year ended December 31, 2019 are as follows:

(In millions of won)
		Dogus Planet, Inc.	Finnq Co., Ltd.
		As of June 30, 2020
Current assets	~~W~~	74,391	35,313
Cash and cash equivalents		18,179	20,591
Non-current assets		25,781	9,791
Current liabilities		59,100	7,780
Accounts payable, other payables and provision		36,882	5,191
Non-current liabilities		687	718

		For the six-month period ended June 30, 2020
Revenue		97,690	1,474
Depreciation and amortization		(2,510)	(2,164)
Interest income		585	12
Interest expense		—	(27)
Profit (loss) for the period		12,578	(9,884)
Total comprehensive income (loss)		8,589	(9,884)

(In millions of won)
		Dogus Planet, Inc.	Finnq Co., Ltd.
		As of December 31, 2019
Current assets	~~W~~	59,632	42,995
Cash and cash equivalents		13,422	40,619
Non-current assets		25,247	11,389
Current liabilities		52,238	6,756
Accounts payable, other payables and provision		35,459	5,062
Non-current liabilities		800	1,099
		For the year ended December 31, 2019
Revenue		136,777	1,968
Depreciation and amortization		(5,487)	(4,769)
Interest income		1,455	12
Interest expense		(92)	(198)
Profit (loss) for the year		9,294	(17,079)
Total comprehensive income (loss)		9,294	(17,361)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

11.	Investments in Associates and Joint Ventures, Continued

(5)

Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
		June 30, 2020
		Net assets	Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
SK hynix Inc.(*1,2)	~~W~~	49,378,366	20.1	10,547,018	1,181,873	11,728,891
KEB HanaCard Co., Ltd.		1,685,956	15.0	252,893	49,275	302,168
Korea IT Fund		475,244	63.3	300,988	—	300,988
SK China Company Ltd.(*1)		1,827,139	27.3	498,283	84,772	583,055
SK South East Asia Investment Pte. Ltd.(*1)		1,805,284	20.0	361,057	—	361,057

(In millions of won)
		December 31, 2019
		Net assets	Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
SK hynix Inc.(*1,2)	~~W~~	47,928,415	20.1	10,237,314	1,188,011	11,425,325
KEB HanaCard Co., Ltd.		1,628,184	15.0	244,228	50,528	294,756
Korea IT Fund		491,924	63.3	311,552	—	311,552
SK China Company Ltd.(*1)		1,772,419	27.3	483,360	85,099	568,459
SK South East Asia Investment Pte. Ltd.(*1)		1,250,168	20.0	250,034	—	250,034

(*1)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.
(*2)

The ownership interest is based on the number of shares owned by the Parent Company divided by the total shares issued by the investee company. The Group applied the equity method using the effective ownership interest which is based on the number of shares owned by the Parent Company and the investee’s total shares outstanding. The effective ownership interest applied for the equity method is 21.36%.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

11.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the six-month periods ended June 30, 2020 and 2019 are as follows:

(In millions of won)		For the six-month period ended June 30, 2020
		Beginning balance	Acquisition and Disposal	Share of profits (losses)	Other comprehensive income (loss)	Other increase (decrease)	Business Combination	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	568,459	—	(1,719)	16,315	—	—	583,055
Korea IT Fund(*1)		311,552	—	11,752	(4,759)	(17,557)	—	300,988
KEB HanaCard Co., Ltd.		294,756	—	8,540	(1,128)	—	—	302,168
SK Telecom CS T1 Co., Ltd.		60,305	—	(3,415)	20	—	—	56,910
NanoEnTek, Inc.		42,127	112	616	(28)	—	—	42,827
UniSK		14,342	—	479	433	—	—	15,254
SK Technology Innovation Company		43,997	—	53	1,788	—	—	45,838
SK MENA Investment B.V.		14,904	—	2	595	—	—	15,501
SK hynix Inc.(*1)		11,425,325	—	401,260	48,406	(146,100)	—	11,728,891
SK Latin America Investment S.A.		13,698	—	(28)	396	—	—	14,066
Grab Geo Holdings PTE. LTD.		31,269	—	(271)	74	—	—	31,072
SK South East Asia Investment Pte. Ltd.		250,034	119,770	(10,909)	2,162	—	—	361,057
Pacific Telecom Inc.(*1)		40,016	—	1,209	1,047	(979)	—	41,293
S.M. Culture & Contents Co., Ltd.		63,469	—	(164)	(119)	—	—	63,186
Contents Wavve Co., Ltd.		83,640	—	(3,811)	—	—	—	79,829
Hello Nature Co., Ltd.(*2)		13,620	9,980	(6,510)	(61)	(434)	—	16,595
Digital Games International Pte. Ltd.		—	8,810	—	—	—	—	8,810
Invites Healthcare Co., Ltd.		—	28,000	—	—	—	—	28,000
Nam Incheon Broadcasting Co.,Ltd.		—	—	237	—	—	10,226	10,463
NANO-XIMAGING LTD.(*3)		—	12,071	—	—	3,538	—	15,609
Home Choice Corp.		—	—	(15)	—	—	3,411	3,396
12CM JAPAN and others(*4)		65,343	(3,102)	159	(1,463)	433	—	61,370

		13,336,856	175,641	397,465	63,678	(161,099)	13,637	13,826,178
Investments in joint ventures:
Dogus Planet, Inc.		15,921	—	6,227	(1,955)	—	—	20,193
Finnq Co., Ltd.		22,880	—	(4,861)	—	—	—	18,019
NEXTGEN BROADCAST SERVICES CO., LLC		7,961	—	—	—	295	—	8,256
NEXTGEN ORCHESTRATION, LLC		1,646	—	—	—	61	—	1,707
		48,408	—	1,366	(1,955)	356	—	48,175

	~~W~~	13,385,264	175,641	398,831	61,723	(160,743)	13,637	13,874,353

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

11.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the six-month periods ended June 30, 2020 and 2019 are as follows, Continued:

(*1)	Dividends declared by the associates are deducted from the carrying amount during the six-month period ended June 30, 2020.
(*2)	The Group recognized ~~W~~434 million of impairment loss for the investments in Hello Nature Co., Ltd. for the six-month period ended June 30, 2020.
(*3)	As the Group obtained significant influence, ~~W~~3,621 million of financial assets at FVOCI are reclassified for the six-month period ended June 30, 2020.
(*4)

The disposal for the six-month period ended June 30, 2020 includes ~~W~~1,142 million relating to transfer of the shares of Health Connect Co., Ltd. and ~~W~~2,056 million related to liquidation of 2010 KIF-Stonebridge IT Fund.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

11.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the six-month periods ended June 30, 2020 and 2019 are as follows, Continued:

(In millions of won)		For the six-month period ended June 30, 2019
		Beginning balance	Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	551,548	—	(15)	15,800	—	567,333
Korea IT Fund(*1)		281,684	—	10,101	1,705	(8,132)	285,358
KEB HanaCard Co., Ltd.		288,457	—	4,244	82	—	292,783
NanoEnTek, Inc.		40,974	—	410	(32)	—	41,352
UniSK		13,486	—	252	528	—	14,266
SK Technology Innovation Company		42,469	—	67	1,471	—	44,007
SK MENA Investment B.V.		14,420	—	7	490	—	14,917
SK hynix Inc.(*1)		11,208,315	—	342,999	51,557	(219,151)	11,383,720
SK Latin America Investment S.A.		13,313	—	43	367	—	13,723
Grab Geo Holdings PTE. LTD.		—	30,518	—	—	—	30,518
SK South East Asia Investment Pte. Ltd.		111,000	113,470	—	—	—	224,470
Pacific Telecom Inc.		37,075	—	1,035	300	—	38,410
SK Telecom Smart City Management Co., Ltd.		11,176	—	—	518	—	11,694
S.M. Culture & Contents Co., Ltd.		63,801	—	(263)	(483)	—	63,055
Hello Nature Co., Ltd.		28,549	—	(2,941)	(16)	—	25,592
Health Connect Co., Ltd. and others(*2)		85,346	7,178	(674)	1,711	(16,110)	77,451

		12,791,613	151,166	355,265	73,998	(243,393)	13,128,649
Investments in joint ventures:
Dogus Planet, Inc.		12,487	(81)	2,918	(508)	—	14,816
Finnq Co., Ltd.		7,671	—	(4,215)	(3)	—	3,453
NEXTGEN BROADCAST SERVICES CO, LLC		—	8,022	—	—	76	8,098
NEXTGEN ORCHESTRATION, LLC		—	1,719	—	—	16	1,735
Celcom Planet(*3)		—	6,055	(6,055)	—	—	—

		20,158	15,715	(7,352)	(511)	92	28,102

	~~W~~	12,811,771	166,881	347,913	73,487	(243,301)	13,156,751

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

11.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the six-month periods ended June 30, 2020 and 2019 are as follows, Continued:
(*1)	Dividends declared by the associates are deducted from the carrying amount during the six-month period ended June 30, 2019.
(*2)

The acquisition for the six-month period ended June 30, 2019 includes ~~W~~6,800 million of additional investments on Carrot Co., Ltd. in cash. Other increase (decrease) includes the changes in book value due to the reclassification of FSK L&S Co., Ltd. as investments in subsidiary from investments in associates.

(*3)	Investment in Celcom Planet was disposed during the six-month period ended June 30, 2019.

(7)

The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of June 30, 2020 are as follows:

(In millions of won)		Unrecognized loss		Unrecognized change in equity
		For the six-month period ended June 30, 2020	Cumulative loss	For the six-month period ended June 30, 2020	Cumulative loss
Wave City Development Co., Ltd.	~~W~~	(1,412)	2,958	—	—
Daehan Kanggun BcN Co., Ltd. and others		—	10,652	—	(138)

	~~W~~	(1,412)	13,610	—	(138)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

12.	Property and Equipment

Changes in property and equipment for the six-month periods ended June 30, 2020 and 2019 are as follows:

(In millions of won)
		For the six-month period ended June 30, 2020
		Beginning balance	Acquisition	Disposal	Transfer	Depreciation	Business combina- tion	Ending balance
Land	~~W~~	981,389	435	(37)	19,296	—	40,292	1,041,375
Buildings		867,408	1,158	(179)	16,405	(27,399)	17,030	874,423
Structures		347,069	504	(27)	2,856	(18,435)	37	332,004
Machinery		7,941,211	177,694	(8,021)	996,261	(1,202,461)	171,959	8,076,643
Other		732,299	545,106	(1,942)	(440,740)	(102,844)	4,682	736,561
Right-of-use assets		709,396	263,503	(146,973)	—	(194,369)	8,385	639,942
Construction in progress		755,508	806,361	(11,933)	(711,697)	—	5,053	843,292

	~~W~~	12,334,280	1,794,761	(169,112)	(117,619)	(1,545,508)	247,438	12,544,240

(In millions of won)
		For the six-month period ended June 30, 2019
		Beginning balance	Impact of adopting K-IFRS No. 1116	Acquisition	Disposal	Transfer	Depreciation	Impair- ment	Changes in consoli- dation	Ending balance
Land	~~W~~	938,344	—	968	—	27,153	—	—	569	967,034
Buildings		863,294	—	1,221	(447)	25,760	(26,786)	—	658	863,700
Structures		356,039	—	1,554	—	2,803	(17,885)	—	—	342,511
Machinery		7,146,724	—	247,490	(10,299)	1,107,434	(1,128,260)	—	—	7,363,089
Other		848,596	(934)	640,150	(1,289)	(730,670)	(99,713)	(140)	214	656,214
Right-of-use assets		—	653,695	245,746	(88,752)	—	(164,494)	—	1,080	647,275
Construction in progress		565,357	—	390,879	(9,617)	(488,354)	—	—	—	458,265

	~~W~~	10,718,354	652,761	1,528,008	(110,404)	(55,874)	(1,437,138)	(140)	2,521	11,298,088

13.	Lease

(1) Details of the right-of-use assets as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
		June 30, 2020	December 31, 2019
Land, buildings and structures	~~W~~	523,764	584,523
Others		116,178	124,873

	~~W~~	639,942	709,396

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

13.	Lease, Continued

(2)	Details of amounts recognized in the condensed consolidated interim statements of income for the six-month periods ended June 30, 2020 and 2019 as a lessee are as follows:

(In millions of won)
		For the six-month period ended
		June 30, 2020	June 30, 2019
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	154,744	124,868
Others		39,625	39,626

		194,369	164,494

Interest expense on lease liabilities	~~W~~	6,675	7,423
Expenses related to short-term leases		52,644	83,566
Expenses related to leases of low-value assets except for short-term leases		1,615	1,772

(3)	Total cash outflows due to lease payments for the six-month period ended June 30, 2020 amounts to ~~W~~247,248 million.

(4)

In December 2019, International Financial Reporting Interpretations Committee(‘IFRIC’) issued its final agenda decision that the concept of penalty that should be considered in determining the enforceable period under IFRS 16, Leases, shall be determined considering broader economics of the contract, and not only contractual termination payments. Further, a lease is no longer enforceable when each of the parties has the right to terminate the lease without permission from the other party with no more than an insignificant penalty.

As of June 30, 2020, the Group assess the lease term based on the assumption that the right to extent or terminate the lease is no longer enforceable if a lease contract requires the counterparty’s consent to be extended. Applying the above mentioned IFRIC interpretation may change the judgement on enforceable period for certain of the Group’s lease contracts.

The Group are currently analyzing the impact of IFRIC’s interpretation on its financial statements and plans to apply the impact as changes in accounting policies when the analysis is completed.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

14.     Intangible Assets

(1)	Changes in intangible assets for the six-month periods ended June 30, 2020 and 2019 are as follows:

(In millions of won)
		For the six-month period ended June 30, 2020
		Beginning balance	Acquisition	Disposal	Transfer	Amortization	Impairment	Business Combina- tion	Ending balance
Frequency usage rights(*1)	~~W~~	2,647,501	—	—	—	(260,990)	(12,388)	—	2,374,123
Land usage rights		7,349	100	(2)	—	(1,746)	—	—	5,701
Industrial rights		66,824	593	(80)	8,230	(2,456)	—	—	73,111
Development costs		11,146	430	(18)	1,856	(2,290)	—	—	11,124
Facility usage rights		25,832	818	—	274	(3,100)	—	—	23,824
Customer relations		591,371	1,385	(137)	25	(21,051)	—	374,771	946,364
Club memberships(*2)		80,410	4,125	(2,351)	—	—	(30)	49,845	131,999
Brands(*2)		374,096	—	—	—	—	—	—	374,096
Other(*3)		1,061,563	61,509	(2,645)	121,488	(213,439)	(282)	11	1,028,205

	~~W~~	4,866,092	68,960	(5,233)	131,873	(505,072)	(12,700)	424,627	4,968,547

(In millions of won)
		For the six-month period ended June 30, 2019
		Beginning balance	Impact of adopting K-IFRS No. 1116	Acquisition	Disposal	Transfer	Amortization	Impairment	Changes in consolidation	Ending balance
Frequency usage rights	~~W~~	3,139,978	—	—	—	—	(231,488)	—	—	2,908,490
Land usage rights		10,511	—	1,246	(389)	—	(2,720)	—	—	8,648
Industrial rights		83,627	—	1,021	(526)	1,826	(2,358)	—	(14,467)	69,123
Development costs		8,990	—	1,240	—	1,542	(2,694)	(661)	4,790	13,207
Facility usagerights		31,027	—	823	(10)	172	(3,819)	—	—	28,193
Customer relations		625,091	—	128	(143)	—	(16,889)	—	—	608,187
Club memberships(*2)		80,475	—	1,599	(831)	(1,199)	—	(63)	1,188	81,169
Brands(*2)		374,096	—	—	—	—	—	—	—	374,096
Other(*3)		1,159,715	(2,274)	16,991	(2,211)	71,089	(206,713)	(473)	(9,869)	1,026,255

	~~W~~	5,513,510	(2,274)	23,048	(4,110)	73,430	(466,681)	(1,197)	(18,358)	5,117,368

(*1)

As Ministry of Science and Information and Communication Technology(ICT) approved the termination of 2G service, the Parent Company recognized an impairment loss for the portion of 800MHz Frequency usage rights used for 2G service during the six-month period ended June 30, 2020.

(*2)	Club memberships and Brands are classified as intangible assets with indefinite useful lives and are not amortized.
(*3)	Other intangible assets primarily consist of computer software and others.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

14.	Intangible Assets, Continued

(2)	Details of frequency usage rights as of June 30, 2020 are as follows:

(In millions of won)
		Amount	Description	Commencement of amortization	Completion of amortization
800 MHz license	~~W~~	28,157	CDMA and LTE service	Jul. 2011	Jun. 2021
1.8 GHz license		188,430	LTE service	Sept. 2013	Dec. 2021
2.6 GHz license		789,220	LTE service	Sept. 2016	Dec. 2026
2.1 GHz license		151,940	W-CDMA and LTE service	Dec. 2016	Dec. 2021
3.5 GHz license(*)		1,013,693	5G service	Apr. 2019	Nov. 2028
28 GHz license(*)		202,683	5G service	—	Nov. 2023

	~~W~~	2,374,123

(*)

The Group participated in the frequency license allocation auction hosted by Ministry of Science and Information and Communication Technology(ICT) and was assigned the 3.5 GHz and 28 GHz bands of frequency licenses during the year ended December 31, 2018. The considerations payable for the bands of frequency are ~~W~~1,218,500 million and ~~W~~207,300 million, respectively. These bands of frequency were assigned in December 2018 and the annual payments in installment of the remaining balances will be made for the next ten and five years, respectively. The Group recognized these frequency licenses as intangible assets at the date of initial lump-sum payment and began amortization for 3.5 GHz license in April 2019. The amortization for 28 GHz license will begin when it is in the condition necessary for it to be capable of operating in the manner intended by management.

15.	Borrowings and Debentures

(1)	Short-term borrowings as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of won, thousands of other currencies)
	Lender	Annual interest rate (%)		June 30, 2020	December 31, 2019
Short-term borrowings	KB Kookmin Bank	2.90	~~W~~	8,000	—
	Citibank	2.45		50,000	—
	KEB Hana Bank(*1)	6M CD + 2.06		27,000	—
	Shinhan Bank(*2)	6M financial I (bank) + 1.60		15,000	15,000
	KEB Hana Bank(*3)	3M CD + 1.59		5,000	—
	KEB Hana Bank(*3)	3M CD + 1.75		—	5,000
	Woori Bank	7.50		—	603 (VND 12,068,234)

			~~W~~	105,000	20,603

(*1)	As of June 30, 2020, 6M CD rate is 0.74%.
(*2)	As of June 30, 2020, 6M financial I (bank) rate is 0.71%.
(*3)	As of June 30, 2020, 3M CD rate is 0.72%.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

15.	Borrowings and Debentures, Continued

(2)	Changes in long-term borrowings for the six-month period ended June 30, 2020 are as follows:

(In millions of won, thousands of other currencies)
	Lender	Annual interest rate (%)	Maturity		Book value
Current				~~W~~	50,388
Non-current					1,972,149

As of January 1, 2020					2,022,537

New long-term borrowings:
	UBS	0.00	Mar. 28, 2025	~~W~~	597 (CHF 500)
	FAE	0.00	May. 7, 2025		653 (CHF 500)

					1,250
Repayments of long-term borrowings:
	Korea Development Bank(*1)	3M CD + 0.61	Dec. 20, 2021		(6,125)
	Korea Development Bank(*1)	3M CD + 0.71	Dec. 21, 2022		(6,250)
	Credit Agricole CIB(*1)	3M CD + 0.82	Dec. 14, 2023		(6,250)
	Export Kreditnamnden	1.70	Apr. 29, 2022		(6,670)

					(25,295)

Other changes(*2)					4,104

Current(*3)					50,902
Non-current(*3)					1,951,694

As of June 30, 2020				~~W~~	2,002,596

(*1)	As of June 30, 2020, 3M CD rate is 0.72%.
(*2)	Other changes include the effects on foreign currency translation of long-term borrowings and changes in present value discount on long-term borrowings for the six-month period ended June 30, 2020.
(*3)	~~W~~25,825 million was reclassified from non-current to current during the six-month period ended June 30, 2020.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

15.	Borrowings and Debentures, Continued

(3)	Changes in debentures for the six-month period ended June 30, 2020 are as follows:

(In millions of won, thousands of U.S. dollars)
	Purpose	Annual interest rate (%)	Maturity		Face value		Book value
Current				~~W~~	967,340		966,939
Non-current					7,281,874		7,253,894

As of January 1, 2020					8,249,214		8,220,833

Debentures newly issued:
Unsecured corporate bonds	Operating and refinancing fund	1.64	Jan. 13, 2023		170,000		169,368
	Operating fund	1.75	Jan. 14, 2025		130,000		129,515
		1.83	Jan. 14, 2030		50,000		49,811
		1.87	Jan. 14, 2040		70,000		69,737
Floating-rate notes(*1)		3M LIBOR + 0.91	Jun. 4, 2025		357,420 (USD 300,000)		355,296 (USD 300,000)
Unsecured corporate bonds(*2)	Refinancing fund	1.48	Jun 9, 2023		100,000		99,562
	Operating and refinancing fund	1.64	Jun 11, 2025		100,000		99,574
Private placement corporate bonds(*3)	Operating fund	—	Oct 1, 2023		6,168		5,783

				~~W~~	983,588		978,646

Debentures repaid:
Floating-rate notes	Operating fund	3M LIBOR + 0.88	Mar. 7, 2020	~~W~~	(364,590 (USD 300,000	) )	(364,590 (USD 300,000	) )
Unsecured corporate bonds(*2)		2.49	Jan. 14, 2020		(160,000)		(160,000)
Unsecured corporate bonds	Refinancing fund	1.93	Apr. 25, 2020		(60,000)		(60,000)

					(584,590)		(584,590)

Other changes(*4)					71,520		74,948

Current(*5)					730,000		729,624
Non-current(*5)					7,989,732		7,960,213

As of June 30, 2020				~~W~~	8,719,732		8,689,837

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

15.	Borrowings and Debentures, Continued

(3)	Changes in debentures for the six-month period ended June 30, 2020 are as follows, Continued:

(*1)	As of June 30, 2020, 3M LIBOR rate is 0.30%.
(*2)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*3)	Private placement corporate bonds were issued by Life & Security Holdings Co., Ltd., a subsidiary of the Parent Company.
(*4)	Other changes include the effects on foreign currency translation of debentures and changes in present value discount on debentures for the six-month period ended June 30, 2020.
(*5)	~~W~~329,829 million was reclassed from non-current to current during the six-month period ended June 30, 2020.

16.	Long-Term Payables – Other

(1)	Long-term payables – other as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
		June 30, 2020	December 31, 2019
Payables related to acquisition of frequency usage rights	~~W~~	1,133,538	1,544,699
Other		4,394	5,468

	~~W~~	1,137,932	1,550,167

(2)	As of June 30, 2020 and December 31, 2019, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (see note 14):

(In millions of won)
		June 30, 2020	December 31, 2019
Long-term payables – other	~~W~~	1,626,040	2,051,389
Present value discount on long-term payables – other		(70,218)	(82,851)
Current installments of long-term payables – other		(422,284)	(423,839)

Carrying amount at period end	~~W~~	1,133,538	1,544,699

(3)

The principal amount of the long-term payables – other repaid for the six-month period ended June 30, 2020 is ~~W~~425,349 million. The repayment schedule of the principal amount of long-term payables – other related to acquisition of frequency usage rights as of June 30, 2020 is as follows:

(In millions of won)
		Amount
Less than 1 year	~~W~~	425,349
1~3 years		444,480
3~5 years		382,290
More than 5 years		373,921

	~~W~~	1,626,040

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

17.	Provisions

Changes in provisions for the six-month periods ended June 30, 2020 and 2019 are as follows:

(In millions of won)
		For the six-month period ended June 30, 2020							As of June 30, 2020
		Beginning balance	Increase	Utilization	Reversal	Other	Business combination	Ending balance	Current	Non-current
Provision for restoration	~~W~~	80,587	5,660	(2,583)	(1,129)	7	626	83,168	54,965	28,203
Emission allowance		5,257	4,572	—	—	—	—	9,829	9,829	—
Other provisions(*)		57,385	4,908	(16,772)	—	1	2,129	47,651	30,830	16,821

	~~W~~	143,229	15,140	(19,355)	(1,129)	8	2,755	140,648	95,624	45,024

(*)	~~W~~29,610 million of current provisions and ~~W~~3,828 million of non-current provisions are included in the other provisions relating to SK Planet Co., Ltd.’s onerous contracts.(see note 32)

(In millions of won)
		For the six-month period ended June 30, 2019							As of June 30, 2019
		Beginning balance	Increase	Utilization	Reversal	Other	Business combination	Ending balance	Current	Non-current
Provision for restoration	~~W~~	77,741	1,899	(2,000)	(915)	67	40	76,832	45,528	31,304
Emission allowance		2,238	2,208	—	—	—	—	4,446	4,446	—
Other provisions(*)		107,229	422	(19,178)	(61)	(11,288)	—	77,124	37,995	39,129

	~~W~~	187,208	4,529	(21,178)	(976)	(11,221)	40	158,402	87,969	70,433

(*)	~~W~~37,657 million of current provisions and ~~W~~39,129 million of non-current provisions are included in the other provisions relating to SK Planet Co., Ltd.’s onerous contracts.

18.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
		June 30, 2020	December 31, 2019
Present value of defined benefit obligations	~~W~~	1,232,035	1,136,787
Fair value of plan assets		(963,482)	(965,654)

Defined benefit assets(*)		—	(1,125)

Defined benefit liabilities		268,553	172,258

(*)

Since Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of Group entities with defined benefit assets of other Group entities, defined benefit assets of Group entities have been separately presented from defined benefit liabilities.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

18.	Defined Benefit Liabilities (Assets), Continued

(2)	Changes in defined benefit obligations for the six-month periods ended June 30, 2020 and 2019 are as follows:

(In millions of won)		For the six-month period ended
		June 30, 2020	June 30, 2019
Beginning balance	~~W~~	1,136,787	926,302
Business combination		515	3,653
Current service cost		96,841	85,485
Past service cost		815	—
Interest cost		11,675	10,472
Remeasurement
- Adjustment based on experience		24,622	10,992
Benefit paid		(40,164)	(46,225)
Others		944	3,791

Ending balance	~~W~~	1,232,035	994,470

(3)	Changes in plan assets for the six-month periods ended June 30, 2020 and 2019 are as follows:

(In millions of won)		For the six-month period ended
		June 30, 2020	June 30, 2019
Beginning balance	~~W~~	965,654	816,699
Business combination		485	3,207
Interest income		10,451	9,846
Remeasurement		(921)	(806)
Contributions		32,772	42,617
Benefit paid		(46,415)	(53,589)
Others		1,456	1,203

Ending balance	~~W~~	963,482	819,177

(4)

Total cost of benefit plan, which is recognized in profit and loss (included in labor in the condensed consolidated interim statements of income) and capitalized into construction-in-progress, for the six-month periods ended June 30, 2020 and 2019 are as follows:

(In millions of won)		For the six-month period ended
		June 30, 2020	June 30, 2019
Current service cost	~~W~~	96,841	85,485
Past service cost		815	—
Net interest cost		1,224	626

	~~W~~	98,880	86,111

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

19.	Derivative Instruments

(1)	Changes in derivative contracts for the six-month period ended June 30, 2020 are as follows:

(In thousands of other currencies)
	Hedged items			Hedging instruments
	Date	Item	Risk type	Contract type	Financial institution	Duration of contract
Expired	Mar. 7, 2013	U.S. dollar-denominated bonds’ face value of USD 300,000	Currency risk and Interest rate risk	Floating-to-fixed cross-currency interest rate swap	DBS bank	Mar. 7, 2013~ Mar. 7, 2020

Contracted	Mar. 4, 2020	U.S. dollar-denominated bonds’ face value of USD 300,000	Currency risk and Interest rate risk	Floating-to-fixed cross-currency interest rate swap	Citibank	Mar. 4, 2020~ Jun. 4, 2025

(2)

Details that Eleven Street Co., Ltd., a subsidiary of Parent Company, has entered into put options with buyers for all or part of 1,157,042 common shares of Korea Center Co., Ltd. which is held by the Group are as follows:

Number of shares	Exercise period	Exercise price
1,157,042	Jan. 1, 2021~Jun. 30, 2021	Applied to 106% of 23,767 won

Granting condition
Eleven Street Co., Ltd. is granted put options for selling all or part of target stocks to the buyers when there is no situation in which the weighted average price of the same day trading volume in the KOSDAQ market of the common stock of the target company exceeds ~~W~~23,767 for three consecutive business days from October 1, 2020 to December 31, 2020.

20.	Share Capital and Capital Surplus and Others

(1)

The Parent Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of won, except for share data)
		June 30, 2020	December 31, 2019
Number of authorized shares		220,000,000	220,000,000
Number of issued shares		80,745,711	80,745,711
Share capital:
Common share	~~W~~	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares		(1,696,997)	(1,696,997)
Hybrid bonds(*1)		398,759	398,759
Share option(note 21)		1,405	1,302
Others(*2)		(400,530)	(612,470)

	~~W~~	1,218,524	1,006,481

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

20.	Share Capital and Capital Surplus and Others, Continued

(1)

The Parent Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of June 30, 2020 and December 31, 2019 are as follows, Continued:

(*1)

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Group classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common stocks.

(*2)	Others primarily consist of the excess of the consideration paid by the Group over the carrying amount of net assets acquired from entities under common control.

(2)	There were no changes in share capital for the six-month periods ended June 30, 2020 and 2019 and details of shares outstanding as of June 30, 2020 and 2019 are as follows:

(In shares)	June 30, 2020			June 30, 2019
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	80,745,711	7,609,263	73,136,448	80,745,711	8,875,883	71,869,828

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

21.	Share Option

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows:

	Parent Company
	1-1	1-2	1-3	2	3	4	5
Grant date	March 24, 2017			February 20, 2018	February 22, 2019	March 26, 2019	March 26, 2020
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares				Reissue of treasury shares, cash settlement
Number of shares (in shares)	22,168	22,168	22,168	1,358	4,177	1,734	127,643
Exercise price (in won)	246,750	266,490	287,810	254,120	265,260	254,310	192,260
Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020 ~ Feb. 20, 2023	Feb. 23, 2021 ~ Feb. 22, 2024	Mar. 27, 2021 ~ Mar. 26, 2024	Mar. 27, 2023 ~ Mar. 26, 2027
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date

	One Store Co., Ltd.	DREAMUS COMPANY
		1-1	1-2	1-3
Grant date	April 27, 2018	March 28, 2019	March 28, 2019	March 28, 2019
Types of shares to be issued	Common shares of One Store Co., Ltd.	Common shares of DREAMUS COMPANY
Grant method	Issuance of new shares	Issuance of new shares, reissue of treasury shares, cash settlement
Number of shares (in shares)(*)	712,150	386,680	386,672	386,648
Exercise price (in won)	5,390	9,160	9,160	9,160
Exercise period	Apr. 28, 2020~ Apr. 27, 2024	Mar. 29, 2021~ Mar. 28, 2024	Mar. 29, 2022~ Mar. 28, 2025	Mar. 29, 2023~ Mar. 28, 2026
Vesting conditions	2 years’ service from the grant date	(a) 2 years’ service from the grant date	(a) 3 years’ service from the grant date	(a) 4 years’ service from the grant date
		(b) Average stock price for the exercise period is more than 150% of the exercise price	(b) Average stock price for the exercise period is more than 150% of the exercise price	(b) Average stock price for the exercise period is more than 150% of the exercise price

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

21.	Share Option, Continued

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows, Continued:

	Incross Co., Ltd.
	3	4	5	6	7	8
Grant date	March 30, 2016	March 7, 2017	March 7, 2018	March 7, 2019	October 15, 2019	March 10, 2020
Types of shares to be issued	Common shares of Incross Co., Ltd.
Grant method	Issuance of new shares, reissue of treasury shares, cash settlement
Number of shares (in shares)(*)	14,750	29,625	9,900	6,600	59,225	19,800
Exercise price (in won)	10,571	17,485	25,861	16,895	22,073	26,291
Exercise period	Mar. 30, 2019~	Mar. 7, 2020~	Mar. 7, 2021~	Mar. 7, 2022~	Oct. 15, 2022~	Mar. 10, 2023~
	Mar. 30, 2022	Mar. 6, 2023	Mar. 6, 2024	Mar. 6, 2025	Oct. 14, 2025	Mar. 10, 2026
Vesting conditions	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date

	Life & Security Holdings Co., Ltd.				FSK L&S Co., Ltd.
	1-1	1-2	1-3	1-4
Grant date	August 22, 2019				May 31, 2019
Types of shares to be issued	Common shares of Life & Security Holdings Co., Ltd.				Common shares of FSK L&S Co., Ltd.
Grant method	Cash settlement				Issuance of new shares
Number of shares (in shares)	3,506	3,163	6,260	6,245	43,955
Exercise price (in won)	949,940	949,940	1,025,935	1,108,010	10,000
Exercise period	1st exercise: Applied to 50% of the granted shares and exercisable 6 months after the listing(June 30, 2023) of Life & Security Holdings Co., Ltd.				June 30, 2022~ May 31, 2025
2nd exercise: Applied to 25% of the granted shares and exercisable 12 months after the listing(June 30, 2023) of Life & Security Holdings Co., Ltd.
3rd exercise: Applied to 25% of the granted shares and exercisable 18 months after the listing(June 30, 2023) of Life & Security Holdings Co., Ltd.
Vesting conditions	Service provided until December 31, 2019	Service provided until December 31, 2020	Service provided until December 31, 2020	Service provided until December 31, 2021	3 years’ service from the grant date

(*)

Some of stock options granted by One Store Co., Ltd. and DREAMUS COMPANY that have not met the vesting conditions have been forfeited, and some of the stock options granted by One Store Co., Ltd. and Incross Co., Ltd. have been exercised during the six-month period ended June 30, 2020.

(2)	Share compensation expense recognized for the six-month period ended June 30, 2020 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
		Share compensation expense
As of December 31, 2019	~~W~~	3,276
For the six-month period ended June 30, 2020		1,600
In subsequent periods		3,045

	~~W~~	7,921

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

21.	Share Option, Continued

(3)	The Group used the binomial option-pricing model or Monte-Carlo simulation in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows:

(In won)	Parent Company
	Series
	1-1	1-2	1-3	2	3	4	5
Risk-free interest rate	1.86%	1.95%	2.07%	2.63%	1.91%	1.78%	1.52%
Estimated option’s life	5 years	6 years	7 years	5 years	5 years	5 years	7 years
Share price (Closing price on the preceding day)	262,500	262,500	262,500	243,500	259,000	253,000	174,500
Expected volatility	13.38%	13.38%	13.38%	16.45%	8.30%	7.70%	8.10%
Expected dividends	3.80%	3.80%	3.80%	3.70%	3.80%	3.90%	5.70%
Exercise price	246,750	266,490	287,810	254,120	265,260	254,310	192,260
Per-share fair value of the option	27,015	20,240	15,480	23,988	8,600	8,111	962

(in won)	One Store Co., Ltd.	DREAMUS COMPANY
		1-1	1-2	1-3
Risk-free interest rate	2.58%	1.73%	1.77%	1.82%
Estimated option’s life	6 years	—	—	—
Share price (Closing price on the preceding day)	4,925	8,950	8,950	8,950
Expected volatility	9.25%	32.34%	32.34%	32.34%
Expected dividends	0.00%	0.00%	0.00%	0.00%
Exercise price	5,390	9,160	9,160	9,160
Per-share fair value of the option	566	1,976	2,189	2,356

(In won)	Incross Co., Ltd.						FSK L&S Co., Ltd.
	3	4	5	6	7	8
Risk-free interest rate	2.09%	1.35%	1.50%	1.76%	1.41%	1.16%	1.64%
Estimated option’s life	6 years	6 years	6 years	6 years	6 years	6 years	—
Share price (Closing price on the preceding day)	17,993	43,843	27,300	17,000	22,050	22,350	10,455
Expected volatility	20.67%	18.67%	21.28%	25.58%	42.37%	41.69%	16.20%
Expected dividends	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Exercise price	10,571	17,485	25,861	16,895	22,073	26,291	10,000
Per-share fair value of the option	1,965	9,423	7,277	4,887	9,209	7,813	1,420

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

21.	Share Option, Continued

(3)

The Group used the binomial option-pricing model or Monte-Carlo simulation in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows, Continued:

(In won)	Life & Security Holdings Co., Ltd.
	1-1, 1-2
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	1.47%	1.47%	1.47%
Estimated option’s life	4 years	4.5 years	5 years
Share price	964,084	964,084	964,084
Expected volatility	25.84%	26.76%	26.79%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	949,940	949,940	949,940
Per-share fair value of the option	144,513	145,878	162,219

(In won)	Life & Security Holdings Co., Ltd.
	1-3
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	1.47%	1.47%	1.47%
Estimated option’s life	4 years	4.5 years	5 years
Share price	964,084	964,084	964,084
Expected volatility	25.84%	26.76%	26.79%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	1,025,935	1,025,935	1,025,935
Per-share fair value of the option	123,004	125,792	141,861

(In won)	Life & Security Holdings Co., Ltd.
	1-4
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	1.47%	1.47%	1.47%
Estimated option’s life	4 years	4.5 years	5 years
Share price	964,084	964,084	964,084
Expected volatility	25.84%	26.76%	26.79%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	1,108,010	1,108,010	1,108,010
Per-share fair value of the option	101,207	105,797	120,924

As One Store Co., Ltd., FSK L&S Co., Ltd., and Life & Security Holdings Co., Ltd., the subsidiaries of the Parent Company, are unlisted, the share price is calculated using the discounted cash flow model.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

22.	Retained Earnings

Retained earnings as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
		June 30, 2020	December 31, 2019
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		11,631,138	11,531,138
Reserve for technology development		4,365,300	4,265,300

		16,018,758	15,818,758
Unappropriated		6,265,887	6,416,527

	~~W~~	22,284,645	22,235,285

23.	Reserves

(1)	Details of reserves, net of taxes, as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
		June 30, 2020	December 31, 2019
Valuation gain (loss) on FVOCI	~~W~~	135,965	(47,086)
Other comprehensive loss of investments in associates and joint ventures		(216,334)	(278,142)
Valuation gain (loss) on derivatives		16,970	(920)
Foreign currency translation differences for foreign operations		12,253	(3,428)

	~~W~~	(51,146)	(329,576)

(2)	Changes in reserves for the six-month periods ended June 30, 2020 and 2019 are as follows:

(In millions of won)
		Valuation gain (loss) on financial assets at FVOCI	Other comprehensive income (loss) of investments in associates and joint ventures	Valuation gain (loss) on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2019	~~W~~	(124)	(334,637)	(41,601)	2,920	(373,442)
Changes, net of taxes		(34,695)	71,210	29,143	10,592	76,250
Balance at June 30, 2019	~~W~~	(34,819)	(263,427)	(12,458)	13,512	(297,192)
Balance at January 1, 2020	~~W~~	(47,086)	(278,142)	(920)	(3,428)	(329,576)
Changes, net of taxes		183,051	61,808	17,890	15,681	278,430

Balance at June 30, 2020	~~W~~	135,965	(216,334)	16,970	12,253	(51,146)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

24.	Other Operating Expenses

Details of other operating expenses for the three and six-month periods ended June 30, 2020 and 2019 are as follows:

(In millions of won)		2020		2019
		Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Communication	~~W~~	11,279	21,871	10,945	20,875
Utilities		75,152	161,545	70,246	147,265
Taxes and dues		18,078	26,449	16,600	26,758
Repair		97,792	178,322	92,172	181,310
Research and development		104,890	215,205	96,232	195,988
Training		6,413	14,645	6,905	15,801
Bad debt for accounts receivable – trade		12,912	30,230	5,264	15,253
Travel		2,681	7,862	6,826	14,886
Supplies and others		76,753	144,880	65,196	127,119

	~~W~~	405,950	801,009	370,386	745,255

25.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three and six-month periods ended June 30, 2020 and 2019 are as follows:

(In millions of won)		2020		2019
		Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Other non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	2,744	4,399	4,589	7,493
Gain on business transfer		—	12,451	—	—
Others		25,937	28,556	3,964	8,995

	~~W~~	28,681	45,406	8,553	16,488

Other non-operating Expenses:
Loss on impairment of property and equipment and intangible assets	~~W~~	12,700	12,700	1,274	1,337
Loss on disposal of property and equipment and intangible assets		16,872	25,587	16,491	26,028
Donations		4,156	10,608	9,806	12,456
Bad debt for accounts receivable – other		1,385	2,176	994	2,095
Loss on impairment of investment assets		—	—	1,090	1,398
Others		4,197	6,987	4,154	8,600

	~~W~~	39,310	58,058	33,809	51,914

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

26.     Finance Income and Costs

(1)	Details of finance income and costs for the three and six-month periods ended June 30, 2020 and 2019 are as follows:

(In millions of won)		2020		2019
		Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Finance Income:
Interest income	~~W~~	11,515	24,443	14,048	29,095
Gain on sale of accounts receivable – other		2,834	7,513	4,045	11,987
Dividends		276	1,008	—	9,924
Gain on foreign currency transactions		3,227	5,319	3,971	5,645
Gain on foreign currency translations		—	7,093	2,613	5,013
Gain on valuation of derivatives		14,696	14,696	19	465
Gain on settlement of derivatives		52	7,589	389	389
Gain relating to financial assets at FVTPL		305	747	1,739	2,083
Gain relating to financial liabilities at FVTPL		—	—	265	56

	~~W~~	32,905	68,408	27,089	64,657

(In millions of won)		2020		2019
		Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Finance Costs:
Interest expenses	~~W~~	94,407	192,436	99,520	201,774
Loss on sale of accounts receivable – other		—	—	561	561
Loss on foreign currency transactions		3,124	5,374	4,012	5,625
Loss on foreign currency translations		2,491	6,018	2,883	4,340
Loss on disposal of long-term investment securities		101	101	—	—
Loss on settlement of derivatives		313	2,179	317	317
Loss relating to financial assets at FVTPL		49	793	227	367
Loss relating to financial liabilities at FVTPL		—	—	—	43

	~~W~~	100,485	206,901	107,520	213,027

(2)	Details of interest income included in finance income for the three and six-month periods ended June 30, 2020 and 2019 are as follows:

(In millions of won)		2020		2019
		Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Interest income on cash equivalents and short-term financial instruments	~~W~~	6,261	12,638	7,326	15,149
Interest income on loans and others		5,254	11,805	6,722	13,946

	~~W~~	11,515	24,443	14,048	29,095

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

26.	Finance Income and Costs, Continued

(3)	Details of interest expenses included in finance costs for the three and six-month periods ended June 30, 2020 and 2019 are as follows:

(In millions of won)		2020		2019
		Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Interest expenses on borrowings	~~W~~	27,212	53,017	26,234	51,628
Interest expenses on debentures		56,193	113,090	56,044	111,876
Others		11,002	26,329	17,242	38,270

	~~W~~	94,407	192,436	99,520	201,774

(4)	Details of impairment losses for financial assets for the three and six-month periods ended June 30, 2020 and 2019 are as follows:

(In millions of won)		2020		2019
		Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Accounts receivable – trade	~~W~~	12,912	30,230	5,264	15,253
Other receivables		1,385	2,176	994	2,095

	~~W~~	14,297	32,406	6,258	17,348

27.	Income Tax Expense

Income tax expense was calculated by considering current tax expense, adjusted to changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences.

28.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the three and six-month periods ended June 30, 2020 and 2019 are calculated as follows:

(In millions of won, except for share data)		2020		2019
		Three- month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Profit attributable to owners of the Parent Company	~~W~~	427,210	736,650	263,397	642,586
Interest on hybrid bonds		(3,691)	(7,383)	(3,691)	(7,383)
Profit for the period on common shares		423,519	729,267	259,706	635,203
Weighted average number of common shares outstanding		73,136,448	73,136,448	71,869,828	71,869,828

Basic earnings per share (in won)	~~W~~	5,790	9,971	3,613	8,838

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

28.	Earnings per Share, Continued

(1)	Basic earnings per share, Continued

2)	The weighted average number of common shares outstanding for the three and six-month periods ended June 30, 2020 and 2019 are calculated as follows:

(In shares)	Number of common shares	Weighted number of common shares
		Three-month period ended June 30	Six-month period ended June 30
Issued shares at January 1, 2020	80,745,711	80,745,711	80,745,711
Treasury shares at January 1, 2020	(7,609,263)	(7,609,263)	(7,609,263)

Weighted average number of common shares outstanding at June 30, 2020	73,136,448	73,136,448	73,136,448

(In shares)	Number of common shares	Weighted number of common shares
		Three-month period ended June 30	Six-month period ended June 30
Issued shares at January 1, 2019	80,745,711	80,745,711	80,745,711
Treasury shares at January 1, 2019	(8,875,883)	(8,875,883)	(8,875,883)

Weighted average number of common shares outstanding at June 30, 2019	71,869,828	71,869,828	71,869,828

(2)	Diluted earnings per share

For the six-month periods ended June 30, 2020 and 2019, diluted earnings per share are the same as basic earnings per share as there are no dilutive potential common shares.

29.	Categories of Financial Instruments

(1)	Financial assets by category as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of won)		June 30, 2020
		Financial assets at FVTPL	Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	—	1,496,903	—	1,496,903
Financial instruments		—	—	—	992,397	—	992,397
Short-term investment securities		80,882	—	—	—	—	80,882
Long-term investment securities(*)		139,442	967,438	2,389	—	—	1,109,269
Accounts receivable—trade		—	—	—	2,261,996	—	2,261,996
Loans and other receivables		386,177	—	—	1,122,482	—	1,508,659
Derivative financial assets		20,620	—	—	—	212,308	232,928

	~~W~~	627,121	967,438	2,389	5,873,778	212,308	7,683,034

(*)	The Group designated ~~W~~967,438 million of equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

29.	Categories of Financial Instruments, Continued

(1)	Financial assets by category as of June 30, 2020 and December 31, 2019 are as follows, Continued:

(In millions of won)		December 31, 2019
		Financial assets at FVTPL	Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	—	1,270,824	—	1,270,824
Financial instruments		—	—	—	831,637	—	831,637
Short-term investment securities		166,666	—	—	—	—	166,666
Long-term investment securities(*)		142,316	710,272	4,627	—	—	857,215
Accounts receivable – trade		—	—	—	2,247,895	—	2,247,895
Loans and other receivables		532,225	—	—	1,131,342	—	1,663,567
Derivative financial assets		6,074	—	—	—	144,886	150,960

	~~W~~	847,281	710,272	4,627	5,481,698	144,886	7,188,764

(*)	The Group designated ~~W~~710,272 million of equity instruments that are not held for trading as financial assets measured at FVOCI.

(2)	Financial liabilities by category as of June 30, 2020, and December 31, 2019, are as follows:

(In millions of won)
		June 30, 2020
		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	370,929	—	370,929
Derivative financial liabilities		—	16,642	16,642
Borrowings		2,107,596	—	2,107,596
Debentures		8,689,837	—	8,689,837
Lease liabilities(*)		666,571	—	666,571
Accounts payable – other and others		5,849,471	—	5,849,471

	~~W~~	17,684,404	16,642	17,701,046

(In millions of won)
		December 31, 2019
		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	438,297	—	438,297
Derivative financial liabilities		—	1,043	1,043
Borrowings		2,043,140	—	2,043,140
Debentures		8,220,833	—	8,220,833
Lease liabilities(*)		712,740	—	712,740
Accounts payable – other and others		6,563,030	—	6,563,030

	~~W~~	17,978,040	1,043	17,979,083

(*)

Lease liabilities are not applicable on category of financial liabilities, but are classified as financial liabilities measured at amortized cost on consideration of nature for measurement of liabilities.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

30.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, investment securities and accounts receivable – trade and others, etc. Financial liabilities consist of accounts payable – trade and other, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Group incurs exchange position due to revenue and expenses from its global operations. Major foreign currencies where the currency risk occurs are USD, JPY and EUR. The Group determines the currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk for each Group entities. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each Group entity. The Group manages currency risk arising from business transactions by using currency forwards, etc.

Monetary assets and liabilities denominated in foreign currencies as of June 30, 2020 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies		Won equivalent	Foreign currencies		Won equivalent
USD	102,823	~~W~~	123,459	1,543,576	~~W~~	1,853,372
EUR	5,379		7,262	3,212		4,336
JPY	823,046		9,186	28,766		321
CHF	5,000		6,311	1,000		1,262
Others	—		2,188	—		7

		~~W~~	148,406		~~W~~	1,859,298

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures.

As of June 30, 2020, a hypothetical change in exchange rates by 10% would have increased (decreased) the Group’s income before income tax as follows:

(In millions of won)
		If increased by 10%		If decreased by 10%
USD	~~W~~		8,558	(8,558)
EUR			292	(292)
JPY			886	(886)
CHF			505	(505)
Others			218	(218)

	~~W~~	~~W~~	10,459	(10,459)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

30.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Group arises from borrowings, debenture, and long-term payables – other. Since the Group’s interest-bearing assets are mostly fixed-interest bearing assets, the Group’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Group performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures, such as refinancing, renewal, alternative financing and hedging.

As of June 30, 2020, the floating-rate borrowings and bonds of the Group are ~~W~~140,375 million and ~~W~~360,210 million, respectively, and the Group has entered into interest rate swap agreements for most of floating rate borrowings and debentures to hedge interest rate risk. If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes for the six-month period ended June 30, 2020, would change by ~~W~~235 million in relation to the floating-rate borrowings that are exposed to interest rate risk.

As of June 30, 2020, the floating-rate long-term payables – other are ~~W~~1,626,040 million. If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes for the six-month period ended June 30, 2020 would change by ~~W~~8,130 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

2)	Credit risk

The maximum credit exposure as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
		June 30, 2020	December 31, 2019
Cash and cash equivalents	~~W~~	1,496,658	1,270,572
Financial instruments		992,397	831,637
Investment securities		11,310	13,548
Accounts receivable – trade		2,261,996	2,247,895
Contract assets		149,274	191,858
Loans and other receivables		1,508,659	1,663,567
Derivative financial assets		232,928	150,960

	~~W~~	6,653,222	6,370,037

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

30.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

The Group establishes loss allowance in respect of accounts receivable – trade and contract assets. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Group’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of June 30, 2020.

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalent balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of June 30, 2020 are as follows:

(In millions of won)
		Carrying amount	Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Accounts payable – trade	~~W~~	370,929	370,929	370,929	—	—
Borrowings(*)		2,107,596	2,433,014	238,737	2,194,277	—
Debentures(*)		8,689,837	9,940,640	953,645	5,943,452	3,043,543
Lease liabilities		666,571	695,209	312,352	325,065	57,792
Accounts payable – other and others(*)		5,849,471	6,028,777	4,757,241	895,283	376,253

	~~W~~	17,684,404	19,468,569	6,632,904	9,358,077	3,477,588

(*)	Includes interest payables.

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

30.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk, Continued

As of June 30, 2020, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
		Carrying amount	Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Assets	~~W~~	212,308	216,054	27,490	152,523	36,041
Liabilities		(16,642)	(16,738)	(1,576)	(15,162)	—

	~~W~~	195,666	199,316	25,914	137,361	36,041

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that for the year ended December 31, 2019.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; both from the condensed consolidated interim financial statements.

Debt-equity ratio as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
		June 30, 2020	December 31, 2019
Total liabilities	~~W~~	21,940,427	21,788,084
Total equity		24,016,723	22,823,536
Debt-equity ratios		91.35%	95.46%

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

30.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of won)		June 30, 2020
		Carrying amount	Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	627,121	—	469,059	158,062	627,121
Derivatives hedging instruments		212,308	—	212,308	—	212,308
FVOCI		969,827	636,794	—	333,033	969,827

	~~W~~	1,809,256	636,794	681,367	491,095	1,809,256

Financial liabilities that are measured at fair value:
Derivatives hedging instruments	~~W~~	16,642	—	16,642	—	16,642
Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	2,107,596	—	2,290,423	—	2,290,423
Debentures		8,689,837	—	9,297,162	—	9,297,162
Long-term payables – other		1,560,216	—	1,580,086	—	1,580,086

	~~W~~	12,357,649	—	13,167,671	—	13,167,671

(In millions of won)		December 31, 2019
		Carrying amount	Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	847,281	—	668,891	178,390	847,281
Derivatives hedging instruments		144,886	—	144,886	—	144,886
FVOCI		714,899	407,651	—	307,248	714,899

	~~W~~	1,707,066	407,651	813,777	485,638	1,707,066

Financial liabilities that are measured at fair value:
Derivatives hedging instruments	~~W~~	1,043	—	1,043	—	1,043
Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	2,043,140	—	2,191,037	—	2,191,037
Debentures		8,220,833	—	8,714,408	—	8,714,408
Long-term payables – other		1,974,006	—	2,008,493	—	2,008,493

	~~W~~	12,237,979	—	12,913,938	—	12,913,938

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

30.	Financial Risk Management, Continued

(3)	Fair value, Continued

1)	Fair value and carrying amount of financial assets and liabilities based on fair value hierarchy as of June 30, 2020 and December 31, 2019, are as follows, Continued:

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used for such valuation methods include swap rate, interest rate and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Group for the fair value measurement as of June 30, 2020 are as follows:

Interest rate
Derivative instruments	0.26% ~ 1.84%
Borrowings and debentures	1.10% ~ 2.00%
Long-term payables – other	1.06% ~ 1.61%

2)

There have been no transfers between Level 2 and Level 1 for the six-month period ended June 30, 2020. The changes of financial assets classified as Level 3 for the six-month period ended June 30, 2020 are as follows:

(In millions of won)
		Balance at January 1, 2020	Profit (loss) for the period	OCI	Acquisition	Disposal	Transfer	Business combination	Balance at June 30, 2020
FVTPL	~~W~~	178,390	13,965	1,370	4,099	(37,776)	(2,002)	16	158,062
FVOCI		307,248	(101)	22,290	1,362	(368)	(3,621)	6,223	333,033

	~~W~~	485,638	13,864	23,660	5,461	(38,144)	(5,623)	6,239	491,095

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

30.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of June 30, 2020 and December 31, 2019 are as follows

(In millions of won)		June 30, 2020
		Gross financial instruments recognized	Amount offset	Net financial instruments presented on the condensed consolidated interim statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	181,526	(99,844)	81,682
Financial liabilities:
Accounts payable – other and others	~~W~~	158,332	(99,844)	58,488

(In millions of won)		December 31, 2019
		Gross financial instruments recognized	Amount offset	Net financial instruments presented on the consolidated statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	102,241	(100,895)	1,346
Financial liabilities:
Accounts payable – other and others	~~W~~	100,895	(100,895)	—

31.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Joint ventures	Dogus Planet, Inc. and 3 others
Associates	SK hynix Inc. and 47 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

As of June 30, 2020, the Group is included to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act. All of the other entities included in SK Group are considered related parties of the Group.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

31.	Transactions with Related Parties, Continued

(2)	Compensation for the key management

The Parent Company considers registered directors (3 executive and 5 non-executive directors) who have substantial role and responsibility in planning, operations and relevant controls of the business as key management. The compensation given to such key management for the three and six-month periods ended June 30, 2020 and 2019 are as follows:

(In millions of won)		2020		2019
		Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Salaries	~~W~~	672	5,521	547	4,875
Defined benefits plan expenses		175	3,108	142	953
Share option		61	93	64	194

	~~W~~	908	8,722	753	6,022

Compensation for the key management includes salaries, non-monetary salaries and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

31.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and six-month periods ended June 30, 2020 and 2019 are as follows:

(In millions of won)
			For the period ended June 30, 2020
			Operating revenue and others		Operating expense and others(*1)		Acquisition of property and equipment
Scope	Company		Three-month	Six-month	Three-month	Six-month	Three-month	Six-month
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*2)	~~W~~	9,754	18,805	82,052	373,666	16,332	18,476

Associates	F&U Credit information Co., Ltd.		595	1,072	13,496	25,908	—	—
	SK hynix Inc.(*3)		19,283	178,862	100	161	—	—
	KEB HanaCard Co., Ltd.		257	408	768	1,555	—	—
	SK Wyverns Co., Ltd.		321	637	2,634	12,063	—	—
	Contents Wavve Co., Ltd.		18	161	15,308	25,144	—	—
	Others(*4)		30,699	43,185	2,836	4,855	—	—

			51,173	224,325	35,142	69,686	—	—

Others	SK Engineering & Construction Co., Ltd.		3,477	8,072	100	101	—	—
	SK Innovation Co., Ltd.		10,177	21,225	3,308	7,448	—	—
	SK Networks Co., Ltd.(*5)		3,250	6,925	222,689	492,001	6	12
	SK Networks Service Co., Ltd.		2,070	3,307	17,345	34,864	455	558
	SK Telesys Co., Ltd.		99	197	2,575	5,141	9,591	10,249
	SK TNS Co., Ltd.		577	633	2,960	11,219	173,951	194,591
	SK Energy Co., Ltd.		4,550	6,654	157	231	—	—
	SK hynix Semiconductor (China) Ltd.		13,887	25,921	—	—	—	—
	SK Battery Hungary Kft.		7,647	12,402	—	—	—	—
	SK Global Chemical Co., Ltd.		6,809	12,146	8	8	—	—
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		5,060	7,756	—	8	—	—
	Others		21,730	40,960	29,720	58,239	17,475	23,723

			79,333	146,198	278,862	609,260	201,478	229,133

		~~W~~	140,260	389,328	396,056	1,052,612	217,810	247,609

(*1)	Operating expense and others include lease payments by the Group.
(*2)	Operating expense and others include ~~W~~194,617 million of dividends paid by the Parent Company.
(*3)	Operating revenue and others include ~~W~~146,100 million of dividends received from SK hynix Inc. which was deducted from the investment in associates.
(*4)	Operating revenue and others include ~~W~~18,537 million of dividends received from Korea IT Fund and Pacific Telecom Inc. which was deducted from the investment in associates.
(*5)	Operating expenses and others include costs for handset purchases amounting to ~~W~~461,979 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

31.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and six-month periods ended June 30, 2020 and 2019 are as follows, Continued:

(In millions of won)
			For the period ended June 30, 2019
			Operating revenue and others		Operating expense and others(*1)		Acquisition of property and equipment
Scope	Company		Three-month	Six-month	Three-month	Six-month	Three-month	Six-month
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*2)	~~W~~	9,181	16,803	95,678	390,258	6,991	10,708

Associates	F&U Credit information Co., Ltd.		606	1,214	12,526	26,092	—	—
	SK hynix Inc.(*3)		10,287	241,148	217	369	—	—
	KEB HanaCard Co., Ltd.		181	594	673	1,066	—	—
	SK Wyverns Co., Ltd.		318	635	228	15,253	—	—
	Others(*4)		8,205	8,330	3,141	6,260	—	37

			19,597	251,921	16,785	49,040	—	37

Others	SK Engineering & Construction Co., Ltd.		3,514	5,063	238	478	2,600	5,000
	SK Innovation Co., Ltd.		6,318	11,409	38	393	—	—
	SK Networks Co., Ltd.(*5)		15,255	18,719	225,497	472,356	—	443
	SK Networks Service Co., Ltd.		311	530	16,287	33,768	20	26
	SK Telesys Co., Ltd.		104	236	2,470	4,557	13,342	15,413
	SK TNS Co., Ltd.		59	117	11,496	11,902	147,155	162,336
	SK Energy Co., Ltd.		5,097	8,189	252	351	—	—
	SK hynix Semiconductor (China) Ltd.		22,873	45,445	—	—	—	—
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		3,419	6,395	31	69	—	—
	Others		21,184	38,758	15,378	31,332	18,538	20,663

			78,134	134,861	271,687	555,206	181,655	203,881

		~~W~~	106,912	403,585	384,150	994,504	188,646	214,626

(*1)	Operating expense and others include lease payments by the Group.
(*2)	Operating expense and others include ~~W~~194,617 million of dividends paid by the Parent Company.
(*3)	Operating revenue and others include ~~W~~219,151 million of dividends received from SK hynix Inc. which was deducted from the investment in associates.
(*4)	Operating revenue and others include ~~W~~8,131 million of dividends declared by Korea IT Fund which was deducted from the investment in associates.
(*5)	Operating expenses and others include costs for handset purchases amounting to ~~W~~438,876 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

31.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of won)			June 30, 2020
			Receivables		Payables
Scope	Company		Loans	Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	6,726	40,229

Associates	F&U Credit information Co., Ltd.		—	14	5,191
	SK hynix Inc.		—	13,503	63
	Wave City Development Co., Ltd.		—	31,523	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	4,738	—
	KEB HanaCard Co., Ltd.		—	919	103,838
	Contents Wavve Co., Ltd.		—	126	1,765
	Others		204	3,300	121

			22,351	54,123	110,978

Others	SK Engineering & Construction Co., Ltd.		—	2,358	110
	SK Innovation Co., Ltd.		—	7,711	21,214
	SK Networks Co., Ltd.		—	2,226	65,043
	SK Networks Services Co., Ltd.		—	826	13,192
	SK Telesys Co., Ltd.		—	31	11,498
	SK TNS Co., Ltd.		—	9	183,052
	SK Energy Co., Ltd.		—	1,877	2,533
	SK hystec Co., Ltd.		—	954	73
	SK hynix Semiconductor (China) Ltd.		—	6,020	—
	SK Battery Hungary Kft.		—	2,999	—
	SK Global Chemical Co., Ltd.		—	2,287	—
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		—	1,912	23
	Others		—	11,943	31,748

			—	41,153	328,486

		~~W~~	22,351	102,002	479,693

(*)	As of June 30, 2020, the Parent Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

31.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of June 30, 2020 and December 31, 2019 are as follows, Continued:

(In millions of won)			December 31, 2019
			Receivables		Payables
Scope	Company		Loans	Accounts receivable – trade etc.	Accounts payable – other etc.
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	7,941	87,519

Associates	F&U Credit information Co., Ltd.		—	2	4,869
	SK hynix Inc.		—	21,510	48
	Wave City Development Co., Ltd.		—	31,523	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	5,359	—
	KEB HanaCard Co., Ltd.		—	1,025	9,474
	Others		204	2,490	2,262

			22,351	61,909	16,653

Others	SK Engineering & Construction Co., Ltd.		—	4,422	97
	SK Innovation Co., Ltd.		—	7,496	22,673
	SK Networks Co., Ltd.		—	3,469	85,421
	SK Networks Services Co., Ltd.		—	—	10,820
	SK Telesys Co., Ltd.		—	30	16,319
	SK TNS Co., Ltd.		—	14	200,703
	SK Energy Co., Ltd.		—	2,757	1,886
	SK hystec Co., Ltd.		—	848	687
	SK hynix Semiconductor (China) Ltd.		—	8,556	—
	SK Battery Hungary Kft.		—	1,249	—
	SK Global Chemical Co., Ltd.		—	1,265	—
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		—	1,738	62
	Others		—	18,277	40,011

			—	50,121	378,679

		~~W~~	22,351	119,971	482,851

(*)	As of December 31, 2019, the Parent Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.
(5)	SK Infosec Co., Ltd., a subsidiary of the Parent Company, provided a blank note to SK Holdings Co., Ltd. with regards to performance guarantee.
(6)	SK Telink Co., Ltd., a subsidiary of the Parent Company, is holding a blank note provided by SK Holdings Co., Ltd. with regards to a performance guarantee.
(7)	The details of additional investments and disposal of associates and joint ventures for the six-month period ended June 30, 2020 are described in note 11.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

32.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ~~W~~3,968 million as of June 30, 2020.

In addition, Life & Security Holdings Co., Ltd., a subsidiary of the Parent Company, has pledged its shares of ADT CAPS Co., Ltd., CAPSTEC Co., Ltd. for the long-term borrowings with a face value of ~~W~~1,900,000 million as of June 30, 2020, and ~~W~~18,902 million of short-term financial instruments held by Incross Co., Ltd., a subsidiary of the Parent Company, are pledged for the purpose with regards to performance guarantee.

(2)	Legal claims and litigations

As of June 30, 2020, the Group is involved in various legal claims and litigations. Provision recognized in relation to these claims and litigations is immaterial. In connection with those legal claims and litigations for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected that any of these claims or litigations will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

Meanwhile, the pending litigation over the validity of partnership contract that SK Planet Co., Ltd., a subsidiary of the Parent Company, was involved as the defendant (Plaintiff: Nonghyup Bank) was settled by the agreement between the parties for the year ended December 31, 2018. As a result of the settlement, the credit card business partnership between the SK Planet Co., Ltd. and Nonghyup Bank will be maintained until April 2021, and the SK Planet Co., Ltd. is obligated to pay the commission fees based on the customers’ credit card usage until September 2021, the expiration date of the credit cards. The Group determined that the contract and the subsidiary agreements meet the definition of an onerous contract according to K-IFRS No.1037, for which the Group recognized provisions with the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. In this regard, ~~W~~29,610 million and ~~W~~3,828 million are recognized as current provisions and non-current provisions, respectively, as of June of 30, 2020.

(3)	Accounts receivable from sale of handsets

The sales agents of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. The Parent Company entered into comprehensive agreements to purchase accounts receivable from handset sales with retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~464,225 million as of June 30, 2020, which the Parent Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

33.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the six-month periods ended June 30, 2020 and 2019 are as follows:

(In millions of won)		For the six-month period ended
		June 30, 2020	June 30, 2019
Interest income	~~W~~	(24,443)	(29,095)
Dividends		(1,008)	(9,924)
Gain on foreign currency translations		(7,093)	(5,013)
Gain on valuation of derivatives		(14,696)	(465)
Gain on settlement of derivatives		(7,589)	(389)
Gain on sale of accounts receivable – other		(7,513)	(11,987)
Gain relating to investments in associates and joint ventures, net		(407,899)	(359,421)
Gain on disposal of property and equipment and intangible assets		(4,399)	(7,493)
Gain on business transfer		(12,451)	—
Gain relating to financial assets at FVTPL		(747)	(2,083)
Gain relating to financial liabilities at FVTPL		—	(56)
Other income		(2,467)	(157)
Interest expense		192,436	201,774
Loss on foreign currency translations		6,018	4,340
Loss on disposal of long-term investment securities		101	—
Loss on sale of accounts receivable – other		—	561
Income tax expense		179,265	188,340
Expense related to defined benefit plan		98,880	86,111
Share option		1,600	436
Depreciation and amortization		2,050,580	1,903,819
Bad debt for account receivables – trade		30,230	15,253
Loss on disposal of property and equipment and intangible assets		25,587	26,028
Impairment loss on property and equipment and intangible assets		12,700	1,337
Bad debt for accounts receivable – other		2,176	2,095
Loss on settlement of derivatives		2,179	317
Loss relating to financial assets at FVTPL		793	367
Loss relating to financial liabilities at FVTPL		—	43
Loss on impairment of investment assets		—	1,398
Other expenses		21,127	14,096

	~~W~~	2,133,367	2,020,232

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

33.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the six-month periods ended June 30, 2020 and 2019 are as follows:

(In millions of won)		For the six-month period ended
		June 30, 2020	June 30, 2019
Accounts receivable – trade	~~W~~	(42,738)	(133,548)
Accounts receivable – other		85,870	88,102
Advance payments		(6,502)	(23,145)
Prepaid expenses		67,675	(125,452)
Inventories		(36,670)	(9,683)
Long-term accounts receivable – other		112,175	(16,518)
Contract assets		47,183	(18,180)
Guarantee deposits		11,450	11,298
Accounts payable – trade		(13,166)	(79,452)
Accounts payable – other		(4,192)	1,340
Withholdings		(96,671)	(169,220)
Contract liabilities		3,391	6,537
Deposits received		(809)	49
Accrued expenses		(142,076)	(65,365)
Provisions		(13,599)	(18,657)
Long-term provisions		(2,792)	(2,215)
Plan assets		13,643	10,972
Retirement benefit payment		(40,164)	(46,225)
Others		35,371	39,335

	~~W~~	(22,621)	(550,027)

(3)	Significant non-cash transactions for the six-month periods ended June 30, 2020 and 2019 are as follows:

(In millions of won)		For the six-month period ended
		June 30, 2020	June 30, 2019
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(165,269)	(57,036)
Increase of right-of-use assets		263,503	242,670
Contribution in kind for investments		4,702	19,039

34.	Subsequent Events

(1)	The board of directors of the Parent Company resolved to pay the interim dividend at the board meeting on July 21, 2020, and the details are as follows:

Interim dividend amount	~~W~~1,000 per share (Total amount: ~~W~~73,136 million)
Dividend rate	0.5%
Dividend date	June 30, 2020
Date of distribution	According to Article 464 Commercial Act 2-1, the Group is to distribute dividends by August 21, 2020.

SK TELECOM CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

June 30, 2020 and 2019

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of SK Telecom Co., Ltd. (the “Company”), which comprise the condensed separate statement of financial position as of June 30, 2020, the condensed separate statements of income and comprehensive income for the three and six-month periods ended June 30, 2020 and 2019, the condensed separate statements of changes in equity and cash flows for the six-month periods ended June 30, 2020 and 2019, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034, Interim Financial Reporting, and for such internal controls as management determines is necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared fairly, in all material respects, in accordance with K-IFRS No.1034, Interim Financial Reporting.

Other matters

The separate statement of financial position of the Company as of December 31, 2019, and the related separate statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 10, 2020, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2019, presented for comparative purposes, is consistent, in all material respects, with the audited separate financial statements from which it has been derived.

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 13, 2020

This report is effective as of August 13, 2020, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

SK TELECOM CO., LTD. (the “Company”)

CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020, AND DECEMBER 31, 2019, AND

FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2020 AND 2019

The accompanying condensed separate interim financial statements, including all footnote disclosures, were prepared by, and are the responsibility of, the Company.

Park, Jung-ho

Chief Executive Officer

SK TELECOM CO., LTD.

3

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Financial Position

As of June 30, 2020 and December 31, 2019

(In millions of won)
	Note		June 30, 2020	December 31, 2019
Assets
Current Assets:
Cash and cash equivalents	27,28	~~W~~	379,055	497,282
Short-term financial instruments	27,28		259,000	234,000
Short-term investment securities	7,27,28		31,873	31,920
Accounts receivable – trade, net	4,27,28,29		1,503,023	1,479,971
Short-term loans, net	4,27,28,29		68,518	57,751
Accounts receivable – other, net	4,27,28,29,30		400,599	507,680
Contract assets	6,28		8,193	7,173
Prepaid expenses	5		2,017,239	1,970,982
Guarantee deposits	4,27,28,29		66,900	73,345
Prepaid income taxes	25		—	70,528
Derivative financial assets	16,27,28		—	26,253
Inventories, net			5,453	11,125
Advance payments and others	4,27,28		15,119	43,353

			4,754,972	5,011,363

Non-Current Assets:
Long-term financial instruments	27,28		354	382
Long-term investment securities	7,27,28		743,827	510,633
Investments in subsidiaries, associates and joint ventures	8		10,800,207	10,578,158
Property and equipment, net	9,10,29		8,424,982	8,264,888
Goodwill			1,306,236	1,306,236
Intangible assets, net	11		3,175,727	3,461,152
Long-term loans, net	4,27,28,29		7,026	7,474
Long-term accounts receivable – other	4,27,28,30		241,503	332,220
Long-term contract assets	6,28		25,366	23,724
Long-term prepaid expenses	5		975,082	1,134,749
Guarantee deposits	4,27,28,29		107,453	108,141
Long-term derivative financial assets	16,27,28		175,668	99,998
Other non-current assets			349	249

			25,983,780	25,828,004

		~~W~~	30,738,752	30,839,367

See accompanying notes to the condensed separate interim financial statements.

4

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Financial Position, Continued

As of June 30, 2020 and December 31, 2019

(In millions of won)
	Note		June 30, 2020	December 31, 2019
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – other	27,28,29	~~W~~	2,056,581	2,266,958
Contract liabilities	6		76,310	88,257
Withholdings	27,28		569,887	685,822
Accrued expenses	27,28		670,976	793,669
Income tax payable	25		118,473	—
Provisions	14		56,498	50,912
Current installments of long-term debt, net	12,27,28		373,427	520,292
Lease liabilities	27,28,29		210,627	207,710
Current installments of long-term payables – other	13,27,28		422,284	423,839
Other current liabilities	27,28		5,431	20,019

			4,560,494	5,057,478

Non-Current Liabilities:
Debentures, excluding current installments, net	12,27,28		6,458,371	5,900,829
Long-term borrowings, excluding current installments, net	12,27,28		13,671	19,777
Long-term payables – other	13,27,28		1,133,538	1,544,699
Long-term contract liabilities	6		10,746	11,342
Long-term derivative financial liabilities	16,27,28		15,090	—
Long-term lease liabilities	27,28,29		237,033	203,179
Long-term provisions	14		16,202	16,359
Deferred tax liabilities	25		709,433	644,754
Defined benefit liabilities	15		63,908	25,093
Other non-current liabilities	27,28		47,324	26,118

			8,705,316	8,392,150

Total Liabilities			13,265,810	13,449,628

Shareholders’ Equity:
Share capital	1,17		44,639	44,639
Capital surplus and others	17,18		715,722	715,619
Retained earnings	19		16,576,694	16,678,787
Reserves	20		135,887	(49,306)

Total Shareholders’ Equity			17,472,942	17,389,739

		~~W~~	30,738,752	30,839,367

See accompanying notes to the condensed separate interim financial statements.

5

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Income

For the three and six-month periods ended June 30, 2020 and 2019

(In millions of won)
			2020		2019
	Note		Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Operating revenue:	21,29
Revenue		~~W~~	2,939,832	5,862,677	2,847,717	5,659,925

Operating expenses:	29
Labor			193,517	398,044	193,985	384,047
Commission	5		1,153,420	2,293,903	1,088,968	2,165,476
Depreciation and amortization			696,990	1,394,308	661,089	1,287,013
Network interconnection			149,101	293,195	141,786	282,146
Leased lines			52,969	106,136	51,453	103,614
Advertising			22,937	39,362	36,590	57,649
Rent			50,075	100,378	57,493	112,664
Cost of goods sold			102,756	210,092	113,623	221,190
Others	22		247,739	499,055	227,505	465,166

			2,669,504	5,334,473	2,572,492	5,078,965

Operating profit			270,328	528,204	275,225	580,960

Finance income	24		29,713	317,258	24,667	548,528
Finance costs	24		(63,076)	(129,131)	(67,594)	(133,055)
Other non-operating income	23		23,838	38,039	3,777	7,469
Other non-operating expenses	23		(26,308)	(38,968)	(18,497)	(24,692)
Loss relating to investments in subsidiaries, associates and joint ventures, net	8		(14,498)	(6,857)	—	—

Profit before income tax			219,997	708,545	217,578	979,210
Income tax expense	25		51,348	133,803	55,564	173,203

Profit for the period		~~W~~	168,649	574,742	162,014	806,007

Earnings per share:	26
Basic and diluted earnings per share(in won)		~~W~~	2,255	7,758	2,203	11,112

See accompanying notes to the condensed separate interim financial statements.

6

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Comprehensive Income

For the three and six-month periods ended June 30, 2020 and 2019

(In millions of won)
			2020		2019
	Note		Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Profit for the period		~~W~~	168,649	574,742	162,014	806,007

Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	15		2,909	(11,224)	666	(1,491)
Valuation gain (loss) on financial assets at fair value through other comprehensive income	20		184,838	171,194	(8,823)	(7,258)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of derivatives	20		10,728	13,999	12,000	21,617

Other comprehensive income for the period, net of taxes			198,475	173,969	3,843	12,868

Total comprehensive income		~~W~~	367,124	748,711	165,857	818,875

See accompanying notes to the condensed separate interim financial statements.

7

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2020 and 2019

(In millions of won)			Share capital	Capital surplus and others						Retained earnings	Reserves
	Note			Paid-in surplus	Treasury shares	Hybrid bonds	Share option	Other	Sub-total			Total equity
Balance, December 31, 2018		~~W~~	44,639	2,915,887	(1,979,475)	398,759	1,007	(920,854)	415,324	16,467,789	(40,265)	16,887,487
Impact of adopting K-IFRS No. 1116			—	—	—	—	—	—	—	(25,999)	—	(25,999)

Balance, January 1, 2019		~~W~~	44,639	2,915,887	(1,979,475)	398,759	1,007	(920,854)	415,324	16,441,790	(40,265)	16,861,488
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	806,007	—	806,007
Other comprehensive income (loss)	15,16,20		—	—	—	—	—	—	—	28,582	(15,714)	12,868

			—	—	—	—	—	—	—	834,589	(15,714)	818,875

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(646,828)	—	(646,828)
Share option	18		—	—	—	—	157	—	157	—	—	157
Interest on hybrid bonds			—	—	—	—	—	—	—	(7,383)	—	(7,383)

			—	—	—	—	157	—	157	(654,211)	—	(654,054)

Balance, June 30, 2019		~~W~~	44,639	2,915,887	(1,979,475)	398,759	1,164	(920,854)	415,481	16,622,168	(55,979)	17,026,309

Balance, January 1, 2020		~~W~~	44,639	2,915,887	(1,696,997)	398,759	1,302	(903,332)	715,619	16,678,787	(49,306)	17,389,739
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	574,742	—	574,742
Other comprehensive income (loss)	15,16,20		—	—	—	—	—	—	—	(11,224)	185,193	173,969

			—	—	—	—	—	—	—	563,518	185,193	748,711

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(658,228)	—	(658,228)
Share option	18		—	—	—	—	103	—	103	—	—	103
Interest on hybrid bonds			—	—	—	—	—	—	—	(7,383)	—	(7,383)

			—	—	—	—	103	—	103	(665,611)	—	(665,508)

Balance, June 30, 2020		~~W~~	44,639	2,915,887	(1,696,997)	398,759	1,405	(903,332)	715,722	16,576,694	135,887	17,472,942

See accompanying notes to the condensed separate interim financial statements.

8

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Cash Flows

For the six-month periods ended June 30, 2020 and 2019

(In millions of won)	Note		June 30, 2020	June 30, 2019
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	574,742	806,007
Adjustments for income and expenses	31		1,504,932	1,157,854
Changes in assets and liabilities related to operating activities	31		(33,071)	(308,800)

			2,046,603	1,655,061
Interest received			9,171	10,947
Dividends received			284,666	506,050
Interest paid			(109,631)	(125,583)
Income tax refund(paid)			44,273	(164,157)

Net cash provided by operating activities			2,275,082	1,882,318

Cash flows from investing activities:
Cash inflows from investing activities:
Collection of short-term loans			54,650	51,453
Decrease in long-term financial instrument, net			28	—
Proceeds from disposals of long-term investment securities			200	221,646
Proceeds from disposals of investments in subsidiaries, associates and joint ventures			659	—
Proceeds from disposals of property and equipment			1,315	3,017
Proceeds from disposals of intangible assets			1,946	2,348
Collection of lease receivables			—	6,954

			58,798	285,418
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(25,000)	(40,000)
Increase in short-term loans			(65,176)	(66,515)
Acquisitions of long-term investment securities			(327)	(13,804)
Acquisitions of investments in subsidiaries, associates and joint ventures			(212,105)	(237,262)
Acquisitions of property and equipment			(1,269,114)	(969,820)
Acquisitions of intangible assets			(45,851)	(8,864)

			(1,617,573)	(1,336,265)

Net cash used in investing activities		~~W~~	(1,558,775)	(1,050,847)

See accompanying notes to the condensed separate interim financial statements.

9

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2020 and 2019

(In millions of won)	Note		June 30, 2020	June 30, 2019
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of debentures		~~W~~	773,727	398,345
Cash inflows from settlement of derivatives			41,182	11,931

			814,909	410,276
Cash outflows for financing activities:
Repayments of long-term borrowings			(6,670)	(6,441)
Repayments of long-term payables – other			(425,349)	(425,349)
Repayments of debentures			(424,590)	(220,000)
Payments of cash dividends			(658,228)	(646,828)
Payments of interest on hybrid bonds			(7,383)	(7,383)
Repayments of lease liabilities			(126,934)	(135,177)

			(1,649,154)	(1,441,178)

Net cash used in financing activities			(834,245)	(1,030,902)

Net decrease in cash and cash equivalents			(117,938)	(199,431)
Cash and cash equivalents at beginning of the period			497,282	877,823
Effects of exchange rate changes on cash and cash equivalents			(289)	—

Cash and cash equivalents at end of the period		~~W~~	379,055	678,392

See accompanying notes to the condensed separate interim financial statements.

10

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares and depositary receipts(“DRs”) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of June 30, 2020, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	21,624,120	26.78
National Pension Service	9,502,565	11.77
Institutional investors and other shareholders	40,743,143	50.46
Kakao Co., Ltd.	1,266,620	1.57
Treasury shares	7,609,263	9.42

	80,745,711	100.00

2.	Basis of Preparation

(1)	Statement of compliance

These condensed separate interim financial statements were prepared in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034, Interim Financial Reporting, as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since December 31, 2019. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No. 1027, Separate Financial Statements, presented by a parent, an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost.

(2)	Use of estimates and judgments

1) Critical judgments, assumptions and estimation uncertainties

The preparation of the condensed separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2019.

11

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments, Continued

1) Critical judgments, assumptions and estimation uncertainties, Continued

Meanwhile, the spread of COVID-19 pandemic is having a significant impact on domestic and foreign economies, and its duration and severity are highly uncertain and unpredictable. As of the end of the reporting period, the Company’s management cannot reasonably estimate the impact of COVID-19 pandemic on the Company’s operations and financial results.

2) Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values for both financial and non-financial assets and liabilities. The Company has established policies and processes with respect to the measurement of fair values, including Level 3 fair values, and the measurement of fair value is reviewed and is directly reported to the finance executives.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

✓	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

✓	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

✓	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in note 28.

3.	Significant Accounting Policies

The significant accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2019.

12

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

4.	Trade and Other Receivables

(1)	Details of trade and other receivables as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of won)		June 30, 2020
		Gross amount	Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,614,164	(111,141)	1,503,023
Short-term loans		69,210	(692)	68,518
Accounts receivable – other(*)		435,234	(34,635)	400,599
Guarantee deposits		66,900	—	66,900
Accrued income		259	—	259

		2,185,767	(146,468)	2,039,299
Non-current assets:
Long-term loans		48,132	(41,106)	7,026
Long-term accounts receivable – other(*)		241,503	—	241,503
Guarantee deposits		107,453	—	107,453

		397,088	(41,106)	355,982

	~~W~~	2,582,855	(187,574)	2,395,281

(*)	Gross and carrying amounts of accounts receivable – other as of June 30, 2020 include ~~W~~386,177 million of financial instruments classified as FVTPL.

(In millions of won)		December 31, 2019
		Gross amount	Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,583,727	(103,756)	1,479,971
Short-term loans		58,334	(583)	57,751
Accounts receivable – other(*)		542,444	(34,764)	507,680
Guarantee deposits		73,345	—	73,345
Accrued income		336	—	336

		2,258,186	(139,103)	2,119,083
Non-current assets:
Long-term loans		48,585	(41,111)	7,474
Long-term accounts receivable – other(*)		332,220	—	332,220
Guarantee deposits		108,141	—	108,141

		488,946	(41,111)	447,835

	~~W~~	2,747,132	(180,214)	2,566,918

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2019 include ~~W~~532,225 million of financial instruments classified as FVTPL.

13

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

4.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized cost for the six-month periods ended June 30, 2020 and 2019 are as follows:

(In millions of won)
		January 1, 2020	Impairment	Write-offs(*)	Collection of receivables previously written- off	June 30, 2020
Accounts receivable – trade	~~W~~	103,756	15,310	(12,833)	4,908	111,141
Accounts receivable – other		76,458	1,822	(2,775)	928	76,433

	~~W~~	180,214	17,132	(15,608)	5,836	187,574

(In millions of won)
		January 1, 2019	Impairment	Write-offs(*)	Collection of receivables previously written- off	June 30, 2019
Accounts receivable – trade	~~W~~	119,842	3,023	(18,142)	4,705	109,428
Accounts receivable – other		92,084	1,648	(18,430)	5,745	81,047

	~~W~~	211,926	4,671	(36,572)	10,450	190,475

(*)	The Company writes off the trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Company applies the practical expedient that allows the Company to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Company uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue.

As the Company is a wireless telecommunications service provider, the Company’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Company transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Company is not exposed to significant credit concentration risk as the Company regularly assesses their credit risk by monitoring their credit rating. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

14

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

5.	Prepaid Expenses

The Company pays commissions to its retail stores and authorized dealers for wireless telecommunications services and for each service contract and installation contract secured. The Company capitalized certain costs associated with commissions paid to retail stores and authorized dealers to obtain new and retained customer contracts as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the periods that the Company expects to maintain its customers.

(1)	Details of prepaid expenses as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
		June 30, 2020	December 31, 2019
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,960,008	1,920,023
Others		57,231	50,959

	~~W~~	2,017,239	1,970,982

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	954,364	1,112,595
Others		20,718	22,154

	~~W~~	975,082	1,134,749

(2)	Incremental costs of obtaining contracts

The amortization in connection with incremental costs of obtaining contracts recognized for the three and six-month periods ended June 30, 2020 and 2019 are as follows:

(In millions of won)		2020		2019
		Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Amortization recognized as commissions	~~W~~	601,909	1,201,435	520,193	1,025,507

15

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

6.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Company allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Company recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
		June 30, 2020	December 31, 2019
Contract assets:
Allocation of consideration between performance obligations	~~W~~	33,559	30,897
Contract liabilities:
Wireless service contracts		19,355	20,393
Customer loyalty programs		18,491	21,945
Others		49,210	57,261

	~~W~~	87,056	99,599

(2)	The amount of revenue recognized for the six-month period ended June 30, 2020 related to the contract liabilities carried forward from the prior period is ~~W~~43,626 million.

7.	Investment Securities

(1)	Details of short-term investment securities as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
	Category		June 30, 2020	December 31, 2019
Beneficiary certificates	FVTPL	~~W~~	31,873	31,920

(2)	Details of long-term investment securities as of June 30, 2020, and December 31, 2019, are as follows:

(In millions of won)
	Category			June 30, 2020	December 31, 2019
Equity instruments	FVOCI	(*)	~~W~~	668,446	435,210
Debt instruments	FVTPL			75,381	75,423

			~~W~~	743,827	510,633

(*)	The Company designated ~~W~~668,446 million of investments in equity instruments that are not held for trading as financial assets at FVOCI.

16

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

8.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Investments in subsidiaries, associates and joint ventures as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
		June 30, 2020	December 31, 2019
Investments in subsidiaries	~~W~~	5,478,031	5,408,974
Investments in associates and joint ventures		5,322,176	5,169,184

	~~W~~	10,800,207	10,578,158

(2)	Details of investments in subsidiaries as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of won, except for share data)
	June 30, 2020				December 31, 2019
	Number of shares	Ownership (%)		Carrying amount	Carrying amount
SK Telink Co., Ltd.	1,432,627	100.0	~~W~~	243,988	243,988
SK Broadband Co., Ltd.(*1)	298,460,212	74.3		1,872,573	1,870,582
SK Communications Co., Ltd.	43,427,530	100.0		41,939	41,939
PS&Marketing Corporation	66,000,000	100.0		313,934	313,934
SERVICE ACE Co., Ltd.	4,385,400	100.0		21,927	21,927
SK Planet Co., Ltd.	69,593,562	98.7		404,833	404,833
Eleven Street Co., Ltd.	8,224,709	80.3		1,049,403	1,049,403
DREAMUS COMPANY	29,246,387	51.4		156,781	156,781
SK Telecom China Holdings Co., Ltd.	—	100.0		48,096	48,096
Life & Security Holdings Co., Ltd.	740,895	55.0		703,394	703,394
SKT Americas, Inc.(*2)	122	100.0		31,203	45,701
Atlas Investment(*3)	—	100.0		136,651	130,200
One Store Co., Ltd.(*4)	10,409,600	52.1		82,186	82,186
id Quantique SA	69,157,505	66.8		94,119	94,119
SK Infosec Co., Ltd.	12,636,024	100.0		44,410	44,410
SK Telecom TMT Investment Corp.(*5)	50,000	100.0		58,124	33,834
FSK L&S Co., Ltd.	2,415,750	60.0		17,757	17,757
Incross Co., Ltd.(*6)	2,786,455	34.6		53,722	53,722
SK stoa Co., Ltd.(*7)	3,631,355	100.0		40,029	—
Broadband Nowon Co., Ltd.(*8)	627,000	55.0		10,421	—
SK O&S Co., Ltd. and others	—	—		52,541	52,168

			~~W~~	5,478,031	5,408,974

17

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(2)	Details of investments in subsidiaries as of June 30, 2020 and December 31, 2019 are as follows, Continued:

(*1)

On April 30, 2020, SK Broadband Co., Ltd. merged with Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd. to strengthen competitiveness and enhance synergy as a comprehensive media company. The Company’s ownership interest of SK Broadband Co., Ltd. changed as SK Broadband Co., Ltd. issued new shares to the shareholders of the merged companies as the consideration for the merger.

(*2)	The Company recognized ~~W~~14,498 million of impairment loss for the investments in SKT Americas, Inc. during the six-month period ended June 30, 2020.
(*3)	The Company contributed ~~W~~6,451 million in cash during the six-month period ended June 30, 2020.
(*4)	The ownership interest changed as third-party share option of One Store Co., Ltd. was exercised during the six-month period ended June 30, 2020.
(*5)	The Company contributed ~~W~~24,290 million in cash during the six-month period ended June 30, 2020.
(*6)

Although the Company owns less than 50% of the investee, the management has determined that the Company controls Incross Co., Ltd. considering the level of dispersion of remaining voting rights and voting patterns at previous shareholders’ meetings, and the fact that the Company has a right to appoint the majority of the members of the board of directors by the virtue of an agreement with the investee’s other shareholders.

(*7)	The Company acquired 3,631,355 shares (100%) of SK stoa Co., Ltd. from SK Broadband. Co., Ltd. at ~~W~~40,029 million in cash during the six-month period ended June 30, 2020.
(*8)

The Company has obtained control over Tbroad Nowon Broadcasting Co., Ltd. by acquiring 627,000 shares (55%) for ~~W~~10,421 million in cash and Tbroad Nowon Broadcasting Co., Ltd changed its name to Broadband Nowon Co., Ltd.

18

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of won, except for share data)
	June 30, 2020				December 31, 2019
	Number of shares	Ownership (%)		Carrying amount	Carrying amount
Investments in associates:
SK China Company Ltd.	10,928,921	27.3	~~W~~	601,192	601,192
Korea IT Fund(*1)	190	63.3		220,957	220,957
KEB HanaCard Co., Ltd.(*2)	39,902,323	15.0		253,739	253,739
NanoEnTek, Inc.(*3)	7,600,649	28.4		51,138	51,138
SK Technology Innovation Company	14,700	49.0		45,864	45,864
SK hynix Inc.	146,100,000	20.1		3,374,725	3,374,725
S.M. Culture & Contents Co., Ltd.	22,033,898	23.4		65,341	65,341
SK South East Asia Investment Pte. Ltd.(*4)	300,000,000	20.0		344,240	224,470
Pacific Telecom Inc.(*2)	1,734,109	15.0		36,487	36,487
Grab Geo Holdings PTE. LTD.	300	30.0		30,517	30,517
Content Wavve Co., Ltd.	1,306,286	30.0		90,858	90,858
SK Telecom CS T1 Co., Ltd.(*1)	50,000	54.9		60,305	60,305
Digital Games International Pte. Ltd.(*5)	10,000,000	33.3		8,810	—
Invites Healthcare Co., Ltd.(*6)	419,999	50.0		28,000	—
12CM JAPAN and others(*6)	—	—		84,574	88,162

				5,296,747	5,143,755

Investment in a joint ventures:
Finnq Co., Ltd.(*7)	6,370,000	49.0		25,429	25,429

			~~W~~	5,322,176	5,169,184

19

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of June 30, 2020 and December 31, 2019, are as follows, Continued:

(*1)	Investments in Korea IT Fund and SK Telecom CS T1 Co., Ltd. were classified as investment in associates as the Company does not have control over the investee under the contractual agreement.
(*2)

These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of the board of directors even though the Company has less than 20% of equity interests.

(*3)	The ownership interest changed as third-party share option was exercised and convertible bonds were converted during the six-month period ended June 30, 2020.
(*4)	The Company additionally contributed ~~W~~119,770 million in cash during the six-month period ended June 30, 2020, but there is no change in the ownership interest.
(*5)	The Company newly invested ~~W~~8,810 million in cash in Digital Games International Pte. Ltd. during the six-month period ended June 30, 2020.
(*6)

The Company transferred the entire shares of Health Connect Co., Ltd. and assets related to the digital disease management business during the six-month period ended June 30, 2020. The Company acquired 279,999 shares of common stock and 140,000 shares of convertible preferred stock of Invites Healthcare Co., Ltd. in consideration of the transfer and recognized ~~W~~7,641 million of gain on investments in associates and ~~W~~12,451 million of gain on the business transfer.

(*7)	This investment was classified as investment in a joint venture as the Company has joint control pursuant to the agreement with the other shareholders.

20

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(4)	The market value of investments in listed subsidiaries as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of won, except for share data)
		June 30, 2020			December 31, 2019
		Market price per share (in won)	Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
DREAMUS COMPANY	~~W~~	5,040	29,246,387	147,402	5,970	29,246,387	174,601
Incross Co., Ltd.		33,850	2,786,455	94,322	25,150	2,786,455	70,079

(5)	The market value of investments in listed associates as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of won, except for share data)
		June 30, 2020			December 31, 2019
		Market price per share (in won)	Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
NanoEnTek, Inc.	~~W~~	11,050	7,600,649	83,987	5,620	7,600,649	42,716
SK hynix Inc.		85,100	146,100,000	12,433,110	94,100	146,100,000	13,748,010
S.M.Culture & Contents Co., Ltd.		1,500	22,033,898	33,051	1,530	22,033,898	33,712

21

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

9.	Property and Equipment

Changes in property and equipment for the six-month periods ended June 30, 2020 and 2019 are as follows:

(In millions of won)
		For the six-month period ended June 30, 2020
		Beginning balance	Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	618,012	81	(37)	19,295	—	637,351
Buildings		600,625	143	(9)	16,448	(20,712)	596,495
Structures		346,734	501	(27)	2,856	(18,429)	331,635
Machinery		5,091,483	43,192	(4,082)	881,253	(825,301)	5,186,545
Right-of-use assets		434,555	237,344	(75,835)	—	(150,321)	445,743
Other		500,887	482,282	(829)	(444,558)	(47,016)	490,766
Construction in progress		672,592	629,101	(3,531)	(561,715)	—	736,447

	~~W~~	8,264,888	1,392,644	(84,350)	(86,421)	(1,061,779)	8,424,982

(In millions of won)
		For the six-month period ended June 30, 2019
		Beginning balance	Impact of adopting K-IFRS No. 1116	Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	544,419	—	968	—	27,196	—	572,583
Buildings		537,000	—	877	(433)	25,223	(19,083)	543,584
Structures		355,739	—	1,554	—	2,803	(17,879)	342,217
Machinery		4,382,375	—	61,308	(2,120)	1,020,969	(775,192)	4,687,340
Right-of-use assets		—	433,074	196,589	(67,796)	—	(125,874)	435,993
Other		617,837	—	588,770	(793)	(731,030)	(48,930)	425,854
Construction in progress		506,120	—	253,463	(744)	(383,218)	—	375,621

	~~W~~	6,943,490	433,074	1,103,529	(71,886)	(38,057)	(986,958)	7,383,192

22

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

10.	Lease

(1)	Details of the right-of-use assets as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
		June 30, 2020	December 31, 2019
Land, buildings and structures	~~W~~	361,664	363,196
Others		84,079	71,359

	~~W~~	445,743	434,555

(2)	Details of amounts recognized in the condensed separate interim statements of income for the six-month periods ended June 30, 2020 and 2019 as a lessee are as follows:

(In millions of won)
		For the six-month period ended
		June 30, 2020	June 30, 2019
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	124,961	99,321
Others		25,360	26,553

		150,321	125,874

Interest expense on lease liabilities		3,403	3,893
Expenses related to short-term leases		21,674	44,373
Expenses related to leases of low-value assets except for short-term leases		12	18

(3)	The total cash outflows due to lease payments for the six-month period ended June 30, 2020 amounts to ~~W~~152,023 million.

(4)

In December 2019, International Financial Reporting Interpretations Committee(‘IFRIC’) issued its final agenda decision that the concept of penalty that should be considered in determining the enforceable period under IFRS 16, Leases, shall be determined considering broader economics of the contract, and not only contractual termination payments. Further, a lease is no longer enforceable when each of the parties has the right to terminate the lease without permission from the other party with no more than an insignificant penalty.

As of June 30, 2020, the Company assess the lease term based on the assumption that the right to extent or terminate the lease is no longer enforceable if a lease contract requires the counterparty’s consent to be extended. Applying the above mentioned IFRIC interpretation may change the judgement on enforceable period for certain of the Company’s lease contracts.

The Company are currently analyzing the impact of IFRIC’s interpretation on its financial statements and plans to apply the impact as changes in accounting policies when the evaluation is completed.

23

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

11.	Intangible Assets

(1)	Changes in intangible assets for the six-month periods ended June 30, 2020 and 2019 are as follows:

(In millions of won)
		For the six-month period ended June 30, 2020
		Beginning balance	Acquisition	Disposal	Transfer	Amortization	Impairment	Ending balance
Frequency usage rights(*1)	~~W~~	2,647,501	—	—	—	(260,990)	(12,388)	2,374,123
Land usage rights		5,708	99	—	—	(1,067)	—	4,740
Industrial rights		12,054	240	(45)	—	(1,314)	—	10,935
Facility usage rights		15,524	766	—	280	(1,318)	—	15,252
Club memberships(*2)		47,611	123	(1,179)	—	—	—	46,555
Other(*3)		732,754	44,623	(2,562)	102,575	(153,268)	—	724,122

	~~W~~	3,461,152	45,851	(3,786)	102,855	(417,957)	(12,388)	3,175,727

(In millions of won)
		For the six-month period ended June 30, 2019
		Beginning balance	Impact of adopting K-IFRS No. 1116	Acquisition	Disposal	Transfer	Amortization	Impairment	Ending balance
Frequency usage rights	~~W~~	3,139,978	—	—	—	—	(231,488)	—	2,908,490
Land usage rights		6,498	—	1,248	—	—	(1,578)	—	6,168
Industrial rights		15,300	—	755	(219)	—	(1,452)	—	14,384
Facility usage rights		16,008	—	824	(10)	171	(1,378)	—	15,615
Club memberships(*2)		47,411	—	1,089	(230)	—	—	(63)	48,207
Other(*3)		785,669	(2,274)	4,948	(1,995)	54,425	(141,706)	—	699,067

	~~W~~	4,010,864	(2,274)	8,864	(2,454)	54,596	(377,602)	(63)	3,691,931

(*1)

As Ministry of Science and Information and Communication Technology(ICT) approved the termination of 2G service, the Company recognized an impairment loss for the portion of 800MHz Frequency usage rights used for 2G service during the six-month period ended June 30, 2020.

(*2)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.
(*3)	Other intangible assets primarily consist of computer software and others.

24

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

11.	Intangible Assets, Continued

(2)	Details of frequency usage rights as of June 30, 2020 are as follows:

(In millions of won)
		Amount	Description	Commencement of amortization	Completion of amortization
800 MHz license	~~W~~	28,157	CDMA and LTE service	Jul. 2011	Jun. 2021
1.8 GHz license		188,430	LTE service	Sept. 2013	Dec. 2021
2.6 GHz license		789,220	LTE service	Sept. 2016	Dec. 2026
2.1 GHz license		151,940	W-CDMA and LTE service	Dec. 2016	Dec. 2021
3.5 GHz license(*)		1,013,693	5G service	Apr. 2019	Nov. 2028
28 GHz license(*)		202,683	5G service	—	Nov. 2023

	~~W~~	2,374,123

(*)

The Company participated in the frequency license allocation auction hosted by Ministry of Science and Information and Communication Technology(ICT) and was assigned the 3.5 GHz and 28 GHz bands of frequency licenses during the year ended December 31, 2018. The considerations payable for the bands of frequency are ~~W~~1,218,500 million and ~~W~~207,300 million, respectively. These bands of frequency were assigned in December 2018 and the annual payments in installment of the remaining balances will be made for the next ten and five years, respectively. The Company recognized these frequency licenses as intangible assets at the date of initial lump-sum payment and began amortization for 3.5 GHz license in April 2019. The amortization for 28 GHz license will begin when it is in the condition necessary for it to be capable of operating in the manner intended by management.

12.	Borrowings and Debentures

(1)	Changes in long-term borrowings for the six-month periods ended June 30, 2020 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	Maturity		Carrying amount
Current				~~W~~	13,157
Non-current					19,777

As of January 1, 2020					32,934

Borrowings repaid	Export Kreditnamnden	1.70	Apr. 29, 2022		(6,670)
Other changes(*1)					1,094
Current(*2)					13,687
Non-current(*2)					13,671

As of June 30, 2020				~~W~~	27,358

(*1)	Other changes include the effects on foreign currency translation of long-term borrowings and changes in present value discount on long-term borrowings for the six-month period ended June 30, 2020.
(*2)	~~W~~7,200 million was reclassified from non-current to current during the six-month period ended June 30, 2020.

25

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

12.	Borrowings and Debentures, Continued

(2)	Changes in debentures for the six-month period ended June 30, 2020 are as follows:

(In millions of won, thousands of U.S dollars)
	Purpose	Annual interest rate (%)	Maturity		Face value	Book value
Current				~~W~~	507,340	507,135
Non-current					5,922,020	5,900,829

As of January 1, 2020					6,429,360	6,407,964

Debentures newly issued:
Unsecured corporate bonds	Operating and refinancing fund	1.64	Jan. 13, 2023		170,000	169,368
	Operating fund	1.75	Jan. 14, 2025		130,000	129,515
		1.83	Jan. 14, 2030		50,000	49,811
		1.87	Jan. 14, 2040		70,000	69,737
Floating rate notes(*1)	Operating fund	3M LIBOR +0.91	Jun. 4, 2025		357,420	355,296
					(USD 300,000)	(USD 300,000)

				~~W~~	777,420	773,727

Debentures repaid:
Floating rate notes	Operating fund	3M LIBOR +0.88	Mar. 7, 2020	~~W~~	(364,590)	(364,590)
					(USD 300,000)	(USD 300,000)
Unsecured corporate bonds	Refinancing fund	1.93	Apr. 25, 2020		(60,000)	(60,000)

					(424,590)	(424,590)

Other changes(*2)					58,650	61,010
Current(*3)					360,000	359,740
Non-current(*3)					6,480,840	6,458,371

As of June 30, 2020				~~W~~	6,840,840	6,818,111

(*1)	As of June 30, 2020, 3M LIBOR rate is 0.30%.
(*2)	Other changes include the effects on foreign currency translation of debentures and changes in present value discount on debentures for the six-month period ended June 30, 2020.
(*3)	~~W~~259,896 million was reclassed from non-current to current during the six-month period ended June 30, 2020.

26

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

13.	Long-Term Payables – Other

(1)	As of June 30, 2020 and December 31, 2019, details of long-term payables – other related to the acquisition of frequency usage rights are as follows (See note 11):

(In millions of won)
		June 30, 2020	December 31, 2019
Long-term payables – other	~~W~~	1,626,040	2,051,389
Present value discount on long-term payables – other		(70,218)	(82,851)
Current installments of long-term payables – other		(422,284)	(423,839)

Carrying amount at period end	~~W~~	1,133,538	1,544,699

(2)

Principal amount of long-term payables repaid for the six-month period ended June 30, 2020 are ~~W~~425,349 million. The repayment schedule of the principal amount of long-term payables – other as of June 30, 2020 is as follows:

(In millions of won)
		Amount
Less than 1 year	~~W~~	425,349
1 ~ 3 years		444,480
3 ~ 5 years		382,290
More than 5 years		373,921

	~~W~~	1,626,040

14.	Provisions

Changes in provisions for the six-month periods ended June 30, 2020 and 2019 are as follows:

(In millions of won)		For the six-month period ended June 30, 2020					As of June 30, 2020
		Beginning balance	Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	62,015	1,745	(303)	(586)	62,871	46,669	16,202
Emission allowance		5,256	4,573	—	—	9,829	9,829	—

	~~W~~	67,271	6,318	(303)	(586)	72,700	56,498	16,202

(In millions of won)		For the six-month period ended June 30, 2019					As of June 30, 2019
		Beginning balance	Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	59,548	1,504	(337)	(418)	60,297	45,379	14,918
Emission allowance		2,238	2,208	—	—	4,446	4,446	—

	~~W~~	61,786	3,712	(337)	(418)	64,743	49,825	14,918

27

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

15.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
		June 30, 2020	December 31, 2019
Present value of defined benefit obligations	~~W~~	461,880	422,782
Fair value of plan assets		(397,972)	(397,689)

	~~W~~	63,908	25,093

(2)	Changes in defined benefit obligations for the six-month periods ended June 30, 2020 and 2019 are as follows:

(In millions of won)		For the six-month period ended
		June 30, 2020	June 30, 2019
Beginning balance	~~W~~	422,782	332,044
Current service cost		28,628	22,503
Past service cost		815	—
Interest cost		5,059	4,177
Remeasurement
- Adjustment based on experience		14,656	1,543
Benefit paid		(12,887)	(10,077)
Others		2,827	3,491

Ending balance	~~W~~	461,880	353,681

(3)	Changes in plan assets for the six-month periods ended June 30, 2020 and 2019 are as follows:

(In millions of won)		For the six-month period ended
		June 30, 2020	June 30, 2019
Beginning balance	~~W~~	397,689	363,878
Interest income		4,553	4,493
Remeasurement		(120)	(442)
Contribution		15,000	20,000
Benefit paid		(21,419)	(20,335)
Others		2,269	(1,987)

Ending balance	~~W~~	397,972	365,607

(4)

Total cost of benefit plan, which is recognized in profit and loss (included in labor in the condensed separate interim statements of income) and capitalized into construction-in-progress, for the six-month periods ended June 30, 2020 and 2019 is as follows:

(In millions of won)		For the six-month period ended
		June 30, 2020	June 30, 2019
Current service cost	~~W~~	28,628	22,503
Past service cost		815	—
Net interest cost (income)		506	(316)

	~~W~~	29,949	22,187

28

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

16.	Derivative Instruments

Changes in derivative contracts for the six-month period ended June 30, 2020 are as follows:

(in thousands of other currencies)
	Hedged items			Hedging instruments
	Date	Item	Risk type	Contract type	Financial institution	Duration of contract
Expired	Mar. 7, 2013	U.S. dollar-denominated bonds’ face value of USD 300,000	Currency risk and Interest rate risk	Floating-to-fixed cross-currency interest rate swap	DBS Bank	Mar. 7, 2013~ Mar. 7, 2020

Contracted	Mar. 4, 2020	U.S. dollar-denominated bonds’ face value of USD 300,000	Currency risk and Interest rate risk	Floating-to-fixed cross-currency interest rate swap	Citibank	Mar. 4, 2020~ Jun. 4, 2025

17.	Share Capital and Capital Surplus and Others

(1)

The Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of won, except for share data)
		June 30, 2020	December 31, 2019
Number of authorized shares		220,000,000	220,000,000
Number of issued shares		80,745,711	80,745,711
Share capital:
Common share	~~W~~	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares		(1,696,997)	(1,696,997)
Hybrid bonds(*)		398,759	398,759
Share option(Note 18)		1,405	1,302
Others		(903,332)	(903,332)

	~~W~~	715,722	715,619

(*)

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Company classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common stocks.

(2)	There were no changes in share capital for the six-month periods ended June 30, 2020 and 2019 and details of shares outstanding as of June 30, 2020 and 2019 are as follows:

(In shares)
	June 30, 2020			June 30, 2019
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	80,745,711	7,609,263	73,136,448	80,745,711	8,875,883	71,869,828

29

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

18.	Share Option

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows:

Series
	1-1	1-2	1-3	2	3	4	5
Grant date	March 24, 2017			February 20, 2018	February 22, 2019	March 26, 2019	March 26, 2020
Types of shares to be issued			Registered common shares
Grant method		Reissue of treasury shares			Reissue of treasury shares, Cash settlement
Number of shares (in share)	22,168	22,168	22,168	1,358	4,177	1,734	127,643
Exercise price (in won)	246,750	266,490	287,810	254,120	265,260	254,310	192,260
Exercise period	Mar. 25, 2019	Mar. 25, 2020	Mar. 25, 2021	Feb. 21, 2020	Feb. 23, 2021	Mar. 27, 2021	Mar. 27, 2023
	~	~	~	~	~	~	~
	Mar. 24, 2022	Mar. 24, 2023	Mar. 24, 2024	Feb. 20, 2023	Feb. 22, 2024	Mar. 26, 2024	Mar. 26, 2027
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date

(2)	Share compensation expense recognized for the six-month period ended June 30, 2020 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
		Share compensation expense
Accumulated compensation expenses as of December 31, 2019	~~W~~	1,302
For the six-month period ended June 30, 2020		103
In subsequent periods		191

	~~W~~	1,596

(3)	The Company used binomial option-pricing model in the measurement of the fair value of share options at the grant date and the inputs used in the model are as follows:

(In won)	Series
	1-1	1-2	1-3	2	3	4	5
Risk-free interest rate	1.86%	1.95%	2.07%	2.63%	1.91%	1.78%	1.52%
Estimated option’s life	5 years	6 years	7 years	5 years	5 years	5 years	7 years
Share price (Closing price on the preceding day)	262,500	262,500	262,500	243,500	259,000	253,000	174,500
Expected volatility	13.38%	13.38%	13.38%	16.45%	8.30%	7.70%	8.10%
Expected dividends	3.80%	3.80%	3.80%	3.70%	3.80%	3.90%	5.70%
Exercise price	246,750	266,490	287,810	254,120	265,260	254,310	192,260
Per-share fair value of the option	27,015	20,240	15,480	23,988	8,600	8,111	962

30

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

19.	Retained Earnings

Retained earnings as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
		June 30, 2020	December 31, 2019
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		11,631,138	11,531,138
Reserve for technology development		4,365,300	4,265,300

		16,018,758	15,818,758
Unappropriated		557,936	860,029

	~~W~~	16,576,694	16,678,787

20.	Reserves

(1)	Details of reserves, net of taxes, as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
		June 30, 2020	December 31, 2019
Valuation gain (loss) on FVOCI	~~W~~	129,196	(41,998)
Valuation gain (loss) on derivatives		6,691	(7,308)

	~~W~~	135,887	(49,306)

(2)	Changes in reserves for the six-month periods ended June 30, 2020 and 2019 are as follows:

(In millions of won)
		Valuation gain (loss) on financial assets at FVOCI	Valuation gain (loss) on derivatives	Total
Balance at January 1, 2019	~~W~~	2,047	(42,312)	(40,265)
Changes, net of taxes		(37,331)	21,617	(15,714)

Balance at June 30, 2019		(35,284)	(20,695)	(55,979)

Balance at January 1, 2020		(41,998)	(7,308)	(49,306)
Changes, net of taxes		171,194	13,999	185,193

Balance at June 30, 2020	~~W~~	129,196	6,691	135,887

31

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

21.	Operating Revenue

Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Company’s revenue and future cash flows is as follows:

(In millions of won)		2020		2019
		Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Products transferred at a point in time:
Product sales	~~W~~	8,848	24,005	22,650	44,104
Services transferred over time:
Wireless service revenue(*1)		2,487,070	4,970,517	2,435,799	4,848,472
Cellular interconnection revenue		136,364	267,892	132,264	259,657
Other(*2)		307,550	600,263	257,004	507,692

		2,930,984	5,838,672	2,825,067	5,615,821

	~~W~~	2,939,832	5,862,677	2,847,717	5,659,925

(*1)	Wireless service revenue includes revenue from wireless voice and data transmission services principally derived through usage charges collected from the wireless subscribers.
(*2)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

The Company has a right to consideration from a customer in an amount that corresponds directly with the value to the subscriber of the Company’s performance completed, thus, as a practical expedient, the Company recognizes revenue in the amount to which the Company has a right to invoice.

Most of the Company’s transactions are occurring in Korea as it principally operates its businesses in Korea.

22.	Other Operating Expenses

Details of other operating expenses for the three and six-month periods ended June 30, 2020 and 2019 are as follows:

(In millions of won)		2020		2019
		Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Communication	~~W~~	7,705	15,352	7,689	14,908
Utilities		56,471	123,530	54,172	113,000
Taxes and dues		14,037	17,251	12,684	16,822
Repair		61,719	113,998	61,196	121,531
Research and development		89,369	183,386	78,382	161,285
Training		4,257	10,374	4,672	11,858
Bad debt (reversal of loss allowance) for accounts receivable – trade		6,081	15,310	(1,304)	3,023
Others		8,100	19,854	10,014	22,739

	~~W~~	247,739	499,055	227,505	465,166

32

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

23.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three and six-month periods ended June 30, 2020 and 2019 are as follows:

(In millions of won)		2020		2019
		Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Other non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	1,280	2,356	1,831	2,699
Gain on business transfer		—	12,451	—	—
Others		22,558	23,232	1,946	4,770

	~~W~~	23,838	38,039	3,777	7,469

Other non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	8,561	12,564	6,685	7,644
Impairment loss on property and equipment and intangible assets		12,388	12,388	—	63
Donations		3,956	10,133	7,376	9,893
Bad debt for accounts receivable – other		719	1,822	911	1,648
Others		684	2,061	3,525	5,444

	~~W~~	26,308	38,968	18,497	24,692

33

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

24.	Finance Income and Costs

(1)	Details of finance income and costs for the three and six-month periods ended June 30, 2020 and 2019 are as follows:

(In millions of won)		2020		2019
		Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Finance Income:
Interest income	~~W~~	5,914	12,074	7,356	14,819
Gain on sale of accounts receivable – other		2,834	7,513	4,045	11,987
Dividends		18,814	284,666	8,131	514,181
Gain on foreign currency transactions		2,151	2,858	3,213	4,412
Gain on foreign currency translations		—	2,767	1,086	1,910
Gain on valuation of derivatives		—	—	19	465
Gain on settlement of derivatives		—	7,380	389	389
Gain relating to financial assets at FVTPL		—	—	163	309
Gain relating to financial liabilities at FVTPL		—	—	265	56

	~~W~~	29,713	317,258	24,667	548,528

Finance Costs:
Interest expense	~~W~~	58,571	120,265	61,678	125,883
Loss on foreign currency transactions		2,641	3,526	3,038	3,972
Loss on foreign currency translations		1,508	2,945	1,776	1,915
Loss on sale of accounts receivable – other		—	—	560	560
Loss on settlement of derivatives		313	2,179	317	317
Loss relating to financial assets at FVTPL		43	216	225	365
Loss relating to financial liabilities at FVTPL		—	—	—	43

	~~W~~	63,076	129,131	67,594	133,055

(2)	Details of interest income included in finance income for the three and six-month periods ended June 30, 2020 and 2019 are as follows:

(In millions of won)		2020		2019
		Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Interest income on cash equivalents and short-term financial instruments	~~W~~	1,860	3,704	2,748	5,592
Interest income on loans and others		4,054	8,370	4,608	9,227

	~~W~~	5,914	12,074	7,356	14,819

34

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

24.	Finance Income and Costs, Continued

(3)	Details of interest expense included in finance costs for the three and six-month periods ended June 30, 2020 and 2019 are as follows:

(In millions of won)		2020		2019
		Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Interest expense on borrowings	~~W~~	3,543	5,425	1,810	2,903
Interest expense on debentures		46,195	93,149	45,128	89,323
Others		8,833	21,691	14,740	33,657

	~~W~~	58,571	120,265	61,678	125,883

(4)	Details of impairment losses (reversal of impairment losses) for financial assets for the three and six-month periods ended June 30, 2020 and 2019 are as follows:

(In millions of won)		2020		2019
		Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Accounts receivable – trade	~~W~~	6,081	15,310	(1,304)	3,023
Other receivables		719	1,822	911	1,648

	~~W~~	6,800	17,132	(393)	4,671

25.	Income Tax Expense

Income tax expense was calculated by considering current tax expense, adjusted to changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences.

35

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

26.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the three and six-month periods ended June 30, 2020 and 2019 are calculated as follows:

(In millions of won, except for share data)		2020		2019
		Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Profit for the period	~~W~~	168,649	574,742	162,014	806,007
Interest on hybrid bonds		(3,691)	(7,383)	(3,691)	(7,383)
Profit for the period on common shares		164,958	567,359	158,323	798,624
Weighted average number of common shares outstanding		73,136,448	73,136,448	71,869,828	71,869,828

Basic earnings per share (in won)	~~W~~	2,255	7,758	2,203	11,112

2)	The weighted average number of common shares outstanding for the three and six-month periods ended June 30, 2020 and 2019 are calculated as follows:

(In shares)		Weighted average number of common shares
	Number of common shares	Three-month period ended June 30	Six-month period ended June 30
Issued shares at January 1, 2020	80,745,711	80,745,711	80,745,711
Effect of treasury shares	(7,609,263)	(7,609,263)	(7,609,263)

	73,136,448	73,136,448	73,136,448

(In shares)		Weighted average number of common shares
	Number of common shares	Three-month period ended June 30	Six-month period ended June 30
Issued shares at January 1, 2019	80,745,711	80,745,711	80,745,711
Effect of treasury shares	(8,875,883)	(8,875,883)	(8,875,883)

	71,869,828	71,869,828	71,869,828

(2)	Diluted earnings per share

For the six-month periods ended June 30, 2020 and 2019, diluted earnings per share are the same as basic earnings per share as there are no dilutive potential common shares.

36

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

27.	Categories of Financial Instruments

(1)	Financial assets by category as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
		June 30, 2020
		Financial assets at FVTPL	Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	379,055	—	379,055
Financial instruments		—	—	259,354	—	259,354
Short-term investment securities		31,873	—	—	—	31,873
Long-term investment securities(*)		75,381	668,446	—	—	743,827
Accounts receivable – trade		—	—	1,503,023	—	1,503,023
Loans and other receivables		386,177	—	506,081	—	892,258
Derivative financial assets		—	—	—	175,668	175,668

	~~W~~	493,431	668,446	2,647,513	175,668	3,985,058

(*)	The Company designated ~~W~~668,446 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
		December 31, 2019
		Financial assets at FVTPL	Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	497,282	—	497,282
Financial instruments		—	—	234,382	—	234,382
Short-term investment securities		31,920	—	—	—	31,920
Long-term investment securities(*)		75,423	435,210	—	—	510,633
Accounts receivable – trade		—	—	1,479,971	—	1,479,971
Loans and other receivables		532,225	—	554,722	—	1,086,947
Derivative financial assets		—	—	—	126,251	126,251

	~~W~~	639,568	435,210	2,766,357	126,251	3,967,386

(*)	The Company designated ~~W~~435,210 million of equity instruments that are not held for trading as financial assets at FVOCI.

37

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

27.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
		June 30, 2020
		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Derivative financial liabilities	~~W~~	—	15,090	15,090
Borrowings		27,358	—	27,358
Debentures		6,818,111	—	6,818,111
Lease liabilities(*)		447,660	—	447,660
Accounts payable – other and others		4,521,480	—	4,521,480

	~~W~~	11,814,609	15,090	11,829,699

(In millions of won)
		December 31, 2019
		Financial liabilities at amortized cost
Borrowings	~~W~~	32,934
Debentures		6,407,964
Lease liabilities(*)		410,889
Accounts payable – other and others		5,337,980

	~~W~~	12,189,767

(*)

Lease liabilities are not applicable on category of financial liabilities, but are classified as financial liabilities measured at amortized cost on consideration of nature for measurement of liabilities.

38

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

28.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, investment securities, accounts receivable – trade and others, etc. Financial liabilities consist of accounts payable – other, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

Monetary assets and liabilities denominated in foreign currencies as of June 30, 2020 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies		Won equivalent	Foreign currencies		Won equivalent
USD	45,097	~~W~~	54,148	1,217,249	~~W~~	1,461,551
EUR	1,327		1,791	29		39
JPY	14,698		164	122		1
CHF	5,000		6,311	—		—
Others	—		165	—		—

		~~W~~	62,579		~~W~~	1,461,591

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures.

As of June 30, 2020, a hypothetical change in exchange rates by 10% would have increased (decreased) the Company’s income before income taxes as follows:

(In millions of won)
		If increased by 10%	If decreased by 10%
USD	~~W~~	5,070	(5,070)
EUR		175	(175)
JPY		16	(16)
CHF		631	(631)
Others		17	(17)

	~~W~~	5,909	(5,909)

39

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1) Market risk, Continued

(ii) Interest rate risk

The interest rate risk of the Company arises from borrowings, debentures and long-term payables – other. Since the Company’s interest-bearing assets are mostly fixed-interest bearing assets, the Company’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Company performs various analyses to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Company takes various measures, such as refinancing, renewal, alternative financing and hedging.

As of June 30, 2020, floating-rate debentures amount to ~~W~~360,210 million, and the Company has entered into interest rate swaps to hedge interest rate risk related to the floating-rate debentures. Therefore, income before income taxes for the six-month period ended June 30, 2020 would not have been affected by the changes in interest rates of floating-rate debentures.

As of June 30, 2020, the floating-rate long-term payables – other are ~~W~~1,626,040 million. If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes for the six-month period ended June 30, 2020, would change by ~~W~~8,130 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

40

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2) Credit risk

The maximum credit exposure as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
		June 30, 2020	December 31, 2019
Cash and cash equivalents	~~W~~	379,020	497,240
Financial instruments		259,354	234,382
Investment securities		900	900
Accounts receivable – trade		1,503,023	1,479,971
Contract assets		33,559	30,897
Loans and other receivables		892,258	1,086,947
Derivative financial assets		175,668	126,251

	~~W~~	3,243,782	3,456,588

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Company evaluates the creditworthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

The Company establishes loss allowance in respect of accounts receivable – trade and other. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Company’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Company has a policy to deal only with financial institutions with high credit ratings.

The amount of maximum exposure to credit risk of the Company is the carrying amount of financial assets as of June 30, 2020.

41

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3) Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalent balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of June 30, 2020 are as follows:

(In millions of won)
		Carrying amount	Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Borrowings(*)	~~W~~	27,358	28,418	14,372	14,046	—
Debentures(*)		6,818,111	7,962,654	548,654	4,421,617	2,992,383
Lease liabilities		447,660	466,328	214,563	229,850	21,915
Accounts payable – other and others(*)		4,521,480	4,612,485	3,368,168	868,064	376,253

	~~W~~	11,814,609	13,069,885	4,145,757	5,533,577	3,390,551

(*)	Includes interest payables.

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

As of June 30, 2020, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
		Carrying amount	Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Assets	~~W~~	175,668	178,471	21,210	121,220	36,041
Liabilities		(15,090)	(15,186)	(1,576)	(13,610)	—

	~~W~~	160,578	163,285	19,634	107,610	36,041

42

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

28.	Financial Risk Management, Continued

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Company is the same as that for the year ended December 31, 2019.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; both are from the condensed separate interim financial statements.

Debt-equity ratio as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
		June 30, 2020	December 31, 2019
Total liabilities	~~W~~	13,265,810	13,449,628
Total equity		17,472,942	17,389,739
Debt-equity ratios		75.92%	77.34%

43

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

28.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of won)		June 30, 2020
		Carrying amount	Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	493,431	—	418,050	75,381	493,431
Derivative hedging instruments		175,668	—	175,668	—	175,668
FVOCI		668,446	618,234	—	50,212	668,446

	~~W~~	1,337,545	618,234	593,718	125,593	1,337,545

Financial liabilities that are measured at fair value:
Derivative hedging instruments	~~W~~	15,090	—	15,090	—	15,090
Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	27,358	—	28,324	—	28,324
Debentures		6,818,111	—	7,364,782	—	7,364,782
Long-term payables – other		1,555,822	—	1,575,693	—	1,575,693

	~~W~~	8,401,291	—	8,968,799	—	8,968,799

(In millions of won)		December 31, 2019
		Carrying amount	Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	639,568	—	564,145	75,423	639,568
Derivative hedging instrument		126,251	—	126,251	—	126,251
FVOCI		435,210	384,721	—	50,489	435,210

	~~W~~	1,201,029	384,721	690,396	125,912	1,201,029

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	32,934	—	33,755	—	33,755
Debentures		6,407,964	—	6,848,312	—	6,848,312
Long-term payables – other		1,968,538	—	2,003,025	—	2,003,025

	~~W~~	8,409,436	—	8,885,092	—	8,885,092

44

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

28.	Financial Risk Management, Continued

(3)	Fair value, Continued

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of June 30, 2020 and December 31, 2019 are as follows, Continued:

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used for such valuation methods include swap rate, interest rate and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Company for the fair value measurement as of June 30, 2020 are as follows:

Interest rate
Derivative instruments	0.26% ~ 1.84%
Borrowings and debentures	1.10% ~ 1.46%
Long-term payables – other	1.06% ~ 1.61%

2)

There have been no transfers between Level 2 and Level 1 for the six-month period ended June 30, 2020. The changes of financial assets classified as Level 3 for the six-month period ended June 30, 2020 are as follows:

(In millions of won)
		Balance at January 1, 2020	Valuation	Acquisition	Disposal	Balance at June 30, 2020
FVTPL	~~W~~	75,423	(169)	327	(200)	75,381
FVOCI		50,489	—	—	(277)	50,212

	~~W~~	125,912	(169)	327	(477)	125,593

45

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

28.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
		June 30, 2020
		Gross financial instruments recognized	Amount offset	Net financial instruments presented on the condensed separate interim statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	80,084	(80,084)	—

Financial liabilities:
Accounts payable –other and others		80,808	(80,084)	724

(In millions of won)
		December 31, 2019
		Gross financial instruments recognized	Amount offset	Net financial instruments presented on the separate statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	77,958	(77,958)	—

Financial liabilities:
Accounts payable – other and others		78,133	(77,958)	175

46

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

29.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Subsidiaries	SK Planet Co., Ltd. and 48 others(*)
Joint ventures	Dogus Planet, Inc. and 3 others
Associates	SK hynix Inc. and 47 others
Others	The Ultimate Controlling Entity’s other subsidiaries and associates

(*)	As of June 30, 2020, subsidiaries of the Company are as follows:

Subsidiary		Ownership percentage(%)(*1)	Primary business
Subsidiaries owned by the Company	SK Telink Co., Ltd.	100.0	Telecommunication and Mobile Virtual Network Operator service
	SK Communications Co., Ltd.	100.0	Internet website services
	SK Broadband Co., Ltd.(*2)	74.3	Telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICE ACE Co., Ltd.	100.0	Call center management service
	SERVICE TOP Co., Ltd.	100.0	Call center management service
	SK O&S Co., Ltd.	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment(Holdings company)
	SK Global Healthcare Business Group., Ltd.	100.0	Investment
	YTK Investment Ltd.	100.0	Investment association
	Atlas Investment	100.0	Investment association
	SKT Americas, Inc.	100.0	Information gathering and consulting
	One Store Co., Ltd.	52.1	Telecommunication services
	SK Planet Co., Ltd.	98.7	Telecommunication services, system software development and supply services
	Eleven Street Co., Ltd.	80.3	E-commerce
	DREAMUS COMPANY	51.4	Manufacturing digital audio players and other portable media devices
	SK Infosec Co., Ltd.	100.0	Information security service
	Life & Security Holdings Co., Ltd.	55.0	Investment(Holdings company)
	Quantum Innovation Fund I	59.9	Investment
	SK Telecom Japan Inc.	100.0	Information gathering and consulting
	id Quantique SA	66.8	Quantum information and communications service
	SK Telecom TMT Investment Corp.	100.0	Investment
	FSK L&S Co., Ltd.	60.0	Freight and logistics consulting business
	Incross Co., Ltd.	34.6	Media representative business
	Happy Hanool Co., Ltd.	100.0	Service
	SK stoa Co., Ltd.(*3)	100.0	Other telecommunication retail business
	Broadband Nowon Co., Ltd.(*4)	55.0	Cable broadcasting services
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co., Ltd.	100.0	Database and internet website service
	SK Planet Global Holdings Pte. Ltd.	100.0	Investment(Holdings company)
	SKP America LLC.	100.0	Digital contents sourcing service
	K-net Culture and Contents Venture Fund	59.0	Capital investing in startups
Subsidiaries owned by DREAMUS COMPANY	iriver Enterprise Ltd.	100.0	Management of Chinese subsidiaries
	iriver China Co., Ltd.	100.0	Sales and manufacturing of MP3 and 4
	Dongguan iriver Electronics Co., Ltd.	100.0	Sales and Manufacturing of e-book devices
	LIFE DESIGN COMPANY Inc.	100.0	Sales of goods in Japan

47

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

29.	Transactions with Related Parties, Continued

(1)	List of related parties, Continued

Subsidiary		Ownership percentage(%)(*1)	Primary business
Subsidiary owned by SK Infosec Co., Ltd.	SKinfosec Information Technology(Wuxi) Co., Ltd.	100.0	System software development and supply services
Subsidiaries owned by Life & Security Holdings Co., Ltd.	ADT CAPS Co., Ltd.	100.0	Unmanned security
	CAPSTEC Co., Ltd.	100.0	Manned security
Subsidiary owned by SK Telink Co., Ltd.	SK TELINK VIETNAM Co., Ltd.	100.0	Communications device retail business
Subsidiary owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	100.0	Operation of information and communication facility
Subsidiary owned by id Quantique SA	Id Quantique LLC	100.0	Quantum information and communications service
Subsidiaries owned by FSK L&S Co., Ltd.	FSK L&S(Shanghai) Co., Ltd.	66.0	Logistics business
	FSK L&S(Hungary) Co., Ltd.	100.0	Logistics business
	FSK L&S VIETNAM COMPANY LIMITED(*5)	100.0	Logistics business
Subsidiaries owned by Incross Co., Ltd.	Infra Communications Co., Ltd.	100.0	Service operation
	Mindknock Co., Ltd.	100.0	Software development
Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	79.8	Digital Contents sourcing service
Others(*6)	SK Telecom Innovation Fund, L.P	100.0	Investment
	SK Telecom China Fund I L.P.	100.0	Investment

48

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

29.	Transactions with Related Parties, Continued

(1)	List of related parties, Continued

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Company or subsidiaries of the Company.
(*2)

On April 30, 2020, SK Broadband Co., Ltd. merged with Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd. to strengthen competitiveness and enhance synergy as a comprehensive media company. The Company’s ownership interest of SK Broadband Co., Ltd. changed as SK Broadband Co., Ltd. issued new shares to the shareholders of the merged companies as the consideration for the merger.

(*3)	The Company acquired 3,631,355 shares (100%) of SK stoa Co., Ltd. from SK Broadband. Co., Ltd. at ~~W~~40,029 million in cash during the six-month period ended June 30, 2020.
(*4)

The Company has obtained control over Tbroad Nowon Broadcasting Co., Ltd. by acquiring 627,000 shares (55%) for ~~W~~10,421 million in cash and Tbroad Nowon Broadcasting Co., Ltd. changed its name to Broadband Nowon Co., Ltd.

(*5)	FSK L&S Co., Ltd. newly established FSK L&S VIETNAM COMPANY LIMITED as its subsidiary for the six-month period ended June 30, 2020.
(*6)	Others are owned by Atlas Investment and another subsidiary of the Company.

As of June 30, 2020, the Company is included in SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act. All of the other entities included in SK Group are considered related parties of the Company.

(2)	Compensation to the key management

The Company considers registered directors (3 executive and 5 non-executive directors) who have substantial role and responsibility in planning, operations and relevant controls of the business as key management. The compensation given to such key management for the three and six-month periods ended June 30, 2020 and 2019 are as follows:

(In millions of won)
		2020		2019
		Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Salaries	~~W~~	672	5,521	547	4,875
Defined benefits plan expenses		175	3,108	142	953
Share option		61	93	64	194

	~~W~~	908	8,722	753	6,022

Compensation for the key management includes salaries, non-monetary salaries and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

49

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of won)			For the six-month period ended June 30, 2020
			Operating revenue and others		Operating expense and others (*1)		Acquisition of property and equipment
Scope	Company		Three- month	Six-month	Three- month	Six-month	Three- month	Six-month
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*2)	~~W~~	3,592	7,419	64,888	334,187	3,886	4,537

Subsidiaries	SK Broadband Co., Ltd.		30,065	60,108	131,244	262,056	794	794
	PS&Marketing Corporation(*3)		3,584	7,080	309,714	618,445	—	—
	SK O&S Co., Ltd.		1,084	2,087	54,759	107,454	12,790	14,248
	SK Planet Co., Ltd.		1,423	2,038	18,877	39,596	2,532	2,776
	SK Telink Co., Ltd.(*4)		13,448	115,899	8,356	14,876	—	2
	SERVICE ACE Co., Ltd.(*5)		2,659	6,545	34,666	70,415	—	—
	SERVICE TOP Co., Ltd.		2,265	4,538	36,722	74,397	—	—
	Eleven Street Co., Ltd.		791	1,914	3,622	5,971	—	—
	Life & Security Holdings Co., Ltd.(*6)		3,619	13,810	759	782	449	583
	One Store Co., Ltd.		3,505	7,308	70	132	—	—
	SK Infosec Co., Ltd.(*7)		78	20,150	8,230	15,673	1,845	1,887
	DREAMUS COMPANY		577	968	16,659	31,168	—	—
	Others		1,481	3,636	8,319	17,085	1,420	1,719

			64,579	246,081	631,997	1,258,050	19,830	22,009

Associates	F&U Credit information Co., Ltd.		204	428	11,624	22,754	—	—
	SK hynix Inc. (*8)		10,956	165,084	77	114	—	—
	KEB HanaCard Co., Ltd.		257	408	768	1,555	—	—
	SK Wyverns Co., Ltd.		299	597	2,634	12,038	—	—
	Content Wavve Co., Ltd.		1	10	15,308	25,144	—	—
	Others(*9)		25,461	32,195	2,813	4,800	—	—

			37,178	198,722	33,224	66,405	—	—

Others	SK Engineering & Construction Co., Ltd.		1,853	4,157	100	101	—	—
	SK Innovation Co., Ltd.		3,330	6,910	2,765	6,100	—	—
	SK Networks Co., Ltd.		517	1,064	2,514	6,401	—	—
	SK Networks Service Co., Ltd.		249	386	9,761	19,627	424	427
	SK Telesys Co., Ltd.		62	123	87	307	7,541	8,049
	SK TNS Co., Ltd.		49	100	8,778	10,758	129,853	141,736
	SK Energy Co., Ltd.		856	1,769	141	148	—	—
	SKC Infra Service Co., Ltd.		7	15	1,889	3,828	—	—
	SK ENS Co., Ltd.		569	1,139	53	53	—	—
	UbiNS Co., Ltd.		—	—	301	444	5,215	6,598
	Others		3,407	6,459	2,339	3,987	3,094	3,094

			10,899	22,122	28,728	51,754	146,127	159,904

		~~W~~	116,248	474,344	758,837	1,710,396	169,843	186,450

50

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and six-month periods ended June 30, 2020 and 2019 are as follows, Continued:

(*1)	Operating expense and others include lease payments by the Company.
(*2)	Operating expense and others include ~~W~~194,617 million of dividends paid by the Company.
(*3)	Operating expense and others include ~~W~~357,061 million paid to PS&Marketing Corporation relating to purchase of accounts receivables resulting from sale of handsets.
(*4)	Operating revenue and others include ~~W~~89,969 million of dividend income received.
(*5)	Operating revenue and others include ~~W~~2,000 million of dividend income received.
(*6)	Operating revenue and others include ~~W~~7,039 million of dividend income received.
(*7)	Operating revenue and others include ~~W~~20,028 million of dividend income received.
(*8)	Operating revenue and others include ~~W~~146,100 million of dividend income received.
(*9)	Operating revenue and others include ~~W~~18,537 million of dividend income received from Korea IT Fund and Pacific Telecom Inc.

51

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and six-month periods ended June 30, 2020 and 2019 are as follows, Continued:

(In millions of won)			For the period ended June 30, 2019
			Operating revenue and others		Operating expense and others(*1)		Acquisition of property and equipment
Scope	Company		Three- month	Six-month	Three-month	Six-month	Three-month	Six-month
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*2)	~~W~~	3,154	4,706	71,317	337,362	4,455	5,726

Subsidiaries	SK Broadband Co., Ltd.		27,875	53,582	136,500	263,928	3,760	3,760
	PS&Marketing Corporation(*3)		2,964	6,365	383,423	715,278	242	242
	SK O&S Co., Ltd.		1,196	2,354	55,961	109,275	7,508	7,508
	SK Planet Co., Ltd.		1,307	1,570	22,415	44,839	4,213	6,512
	SK Telink Co., Ltd.(*4)		12,313	224,263	7,027	12,496	—	—
	SERVICE ACE Co., Ltd.(*5)		1,972	11,412	32,560	64,572	—	—
	SERVICE TOP Co., Ltd.(*6)		2,168	13,163	35,135	65,712	—	—
	Eleven Street Co., Ltd.		1,072	5,523	1,262	3,068	—	—
	Others(*7)		7,975	76,083	30,147	53,992	822	1,513

			58,842	394,315	704,430	1,333,160	16,545	19,535

Associates	F&U Credit information Co., Ltd.		285	584	10,345	21,775	—	—
	SK hynix Inc.(*8)		4,985	232,398	119	176	—	—
	KEB HanaCard Co., Ltd.		181	594	673	1,066	—	—
	SK Wyverns Co., Ltd.		296	590	—	15,000	—	—
	Others(*9)		8,131	8,131	3,092	6,160	—	37

			13,878	242,297	14,229	44,177	—	37

Others	SK Engineering & Construction Co., Ltd.		720	1,237	—	—	2,600	5,000
	SK Innovation Co., Ltd.		2,696	5,240	38	393	—	—
	SK Networks Co., Ltd.		1,372	1,971	1,635	7,816	—	443
	SK Networks Service Co., Ltd.		182	347	8,989	19,282	10	10
	SK Telesys Co., Ltd.		57	101	290	443	7,137	7,294
	SK TNS Co., Ltd.		47	101	10,904	11,035	113,316	114,055
	SK Energy Co., Ltd		588	1,130	145	150	—	—
	SKC Infra Services Co., Ltd		7	14	2,190	4,209	186	186
	SK E&S Co., Ltd.		471	966	101	101	—	—
	Others		2,743	4,996	1,496	2,848	—	—

			8,883	16,103	25,788	46,277	123,249	126,988

		~~W~~	84,757	657,421	815,764	1,760,976	144,249	152,286

52

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and six-month periods ended June 30, 2020 and 2019 are as follows, Continued:

(*1)	Operating expense and others include lease payments by the Company.

(*2)	Operating expense and others include ~~W~~194,617 million of dividends paid by the Company.

(*3)	Operating expense and others include ~~W~~404,413 million paid to PS&Marketing Corporation relating to purchase of accounts receivables resulting from sale of handsets.

(*4)	Operating revenue and others include ~~W~~199,995 million of dividend income received.

(*5)	Operating revenue and others include ~~W~~7,499 million of dividend income received.

(*6)	Operating revenue and others include ~~W~~8,900 million of dividend income received.

(*7)	Operating revenue and others include ~~W~~60,597 million of dividend income received from Life & Security Holdings Co., Ltd. and SK Infosec Co., Ltd.

(*8)	Operating revenue and others include ~~W~~219,151 million of dividend income received.

(*9)	Operating revenue and others include ~~W~~8,131 million of dividend income accrued from Korea IT Fund.

53

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

29.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of June 30, 2020, and December 31, 2019 are as follows:

(In millions of won)			June 30, 2020
			Receivables		Payables
Scope	Company		Loans	Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	2,005	28,626

Subsidiaries	SK Broadband Co., Ltd.		—	10,884	71,515
	PS&Marketing Corporation		—	1,433	62,001
	SK O&S Co., Ltd.		—	228	42,032
	SK Planet Co., Ltd.		—	881	13,888
	SK Telink Co., Ltd.		—	10,094	5,374
	SERVICE ACE Co., Ltd.		—	201	22,804
	SERVICE TOP Co., Ltd.		—	38	21,438
	Eleven Street Co., Ltd.		—	346	2,526
	One Store Co., Ltd.		—	267	23,856
	SK m&service Co., Ltd.		—	659	5,710
	SK Infosec Co., Ltd.		—	81	7,357
	SK Communications Co., Ltd.		—	61	11,112
	Others		—	2,706	8,950

			—	27,879	298,563

Associates	F&U Credit information Co., Ltd.		—	13	4,509
	SK hynix Inc.		—	6,478	63
	Wave City Development Co., Ltd.		—	31,523	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	4,738	—
	KEB HanaCard Co., Ltd.		—	919	103,820
	Others		204	334	1,880

			22,351	44,005	110,272

Other	SK Engineering and Construction Co., Ltd.		—	1,728	110
	SK Innovation Co., Ltd.		—	4,088	20,697
	SK Networks Co., Ltd.		—	444	6,521
	SK Networks services Co., Ltd.		—	11	7,922
	SK Telesys Co., Ltd.		—	31	8,739
	SK TNS Co., Ltd.		—	8	172,673
	SK Energy Co., Ltd		—	348	238
	Others		—	2,871	9,321

			—	9,529	226,221

		~~W~~	22,351	83,418	663,682

(*)	As of June 30, 2020, the Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

54

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

29.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of June 30, 2020 and December 31, 2019 are as follows, Continued:

(In millions of won)			December 31, 2019
			Receivables		Payables
Scope	Company		Loans	Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	1,869	53,280

Subsidiaries	SK Broadband Co., Ltd.		—	9,812	54,368
	PS&Marketing Corporation		—	122	67,029
	SK O&S Co., Ltd.		—	15	54,902
	SK Planet Co., Ltd.		—	949	100,412
	SK Telink Co., Ltd.		—	10,591	2,709
	SERVICE ACE Co., Ltd.		—	348	25,035
	SERVICE TOP Co., Ltd.		—	15	26,837
	Eleven Street Co., Ltd.		—	131	4,730
	One Store Co., Ltd.		—	263	27,409
	SK m&service Co., Ltd.		—	3,220	8,006
	SK Infosec Co., Ltd.		—	24	8,136
	SK Communications Co., Ltd.		—	31	11,574
	Others		—	1,062	10,252

			—	26,583	401,399

Associates	F&U Credit information Co., Ltd.		—	—	4,742
	SK hynix Inc.		—	5,602	48
	Wave City Development Co., Ltd.		—	31,523	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	5,359	—
	KEB HanaCard Co., Ltd.		—	1,025	9,474
	Others		204	25	2,261

			22,351	43,534	16,525

Other	SK Engineering and Construction Co., Ltd.		—	3,527	97
	SK Innovation Co., Ltd.		—	5,542	22,492
	SK Networks Co., Ltd.		—	333	20,430
	SK Networks Services Co., Ltd.		—	—	7,739
	SK Telesys Co., Ltd.		—	26	3,573
	SK TNS Co., Ltd.		—	9	193,946
	SK Energy Co., Ltd		—	215	149
	UbiNS Co., Ltd.		—	—	16,741
	Others		—	1,690	8,813

			—	11,342	273,980

		~~W~~	22,351	83,328	745,184

(*)	As of December 31, 2019, the Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

(5)	The details of additional investments and disposal of subsidiaries and associates for the six-month period ended June 30, 2020 are described in note 8.

55

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

30.	Commitments and Contingencies

(1)	Accounts receivables from sale of handsets

The sales agents of the Company sell handsets to the Company’s subscribers on an installment basis. The Company entered into comprehensive agreements to purchase accounts receivable from handset sales with retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special-purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~464,225 million as of June 30, 2020, which the Company purchased according to the relevant comprehensive agreement, are recognized as accounts receivable – other and long-term accounts receivable – other.

(2)	Legal claims and litigations

As of June 30, 2020, the Company is involved in various legal claims and litigations. Provision recognized in relation to these claims and litigations is immaterial. In connection with those legal claims and litigations for which no provision was recognized, management does not believe the Company has a present obligation, nor is it expected that any of these claims or litigations will have a significant impact on the Company’s financial position or operating results in the event an outflow of resources is ultimately necessary.

56

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

31.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the six-month periods ended June 30, 2020 and 2019 are as follows:

(In millions of won)		For the six-month period ended
		June 30, 2020	June 30, 2019
Gain on foreign currency translations	~~W~~	(2,767)	(1,910)
Interest income		(12,074)	(14,819)
Dividends		(284,666)	(514,181)
Gain relating to financial assets at FVTPL		—	(309)
Gain relating to financial liabilities at FVTPL		—	(56)
Gain on disposal of property and equipment and intangible assets		(2,356)	(2,699)
Gain on business transfer		(12,451)	—
Gain on valuation of derivatives		—	(465)
Gain on settlement of derivatives		(7,380)	(389)
Gain on sale of accounts receivable – other		(7,513)	(11,987)
Other income		(550)	(105)
Loss on foreign currency translations		2,945	1,915
Bad debt for accounts receivable – trade		15,310	3,023
Bad debt for accounts receivable – other		1,822	1,648
Loss relating to financial assets at FVTPL		216	365
Loss relating to financial liabilities at FVTPL		—	43
Depreciation and amortization		1,479,736	1,364,560
Loss on disposal of property and equipment and intangible assets		12,564	7,644
Impairment loss on property and equipment and intangible assets		12,388	63
Interest expense		120,265	125,883
Loss on settlement of derivatives		2,179	317
Loss relating to investments in subsidiaries and associates		6,857	—
Loss on sale of accounts receivable – other		—	560
Expense related to defined benefit plan		29,949	22,187
Share option		103	157
Income tax expense		133,803	173,203
Other expenses		16,552	3,206

	~~W~~	1,504,932	1,157,854

57

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

31.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the six-month periods ended June 30, 2020 and 2019 are as follows:

(In millions of won)		For the six-month period ended
		June 30, 2020	June 30, 2019
Accounts receivable – trade	~~W~~	(38,338)	(93,675)
Accounts receivable – other		121,991	68,429
Advance payments		(2,974)	(11,477)
Prepaid expenses		(46,257)	(38,234)
Inventories		5,672	(1,384)
Long-term accounts receivable – other		95,913	(16,518)
Long-term prepaid expenses		157,727	(80,958)
Guarantee deposits		9,549	(1,169)
Contract assets		(2,662)	(2,873)
Accounts payable – other		(98,305)	8,640
Withholdings		(115,935)	(109,613)
Deposits received		1,916	(372)
Accrued expenses		(128,108)	(37,581)
Provisions		(303)	(337)
Plan assets		6,419	335
Retirement benefit payment		(12,887)	(10,077)
Contract liabilities		(12,543)	9,773
Others		26,054	8,291

	~~W~~	(33,071)	(308,800)

(3)	Significant non-cash transactions for the six-month periods ended June 30, 2020 and 2019 are as follows:

(In millions of won)		For the six-month period ended
		June 30, 2020	June 30, 2019
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(113,814)	(59,804)
Increase of right-of-use assets		237,344	193,513
Contribution in kind for investments		4,702	19,039

32.	Subsequent Events

The board of directors of the Company resolved to pay the interim dividend at the board meeting on July 21, 2020, and the details are as follows:

Interim dividend amount	~~W~~1,000 per share (Total amount: ~~W~~73,136 million)
Dividend rate	0.5%
Dividend date	June 30, 2020
Date of distribution	According to Article 464 Commercial Act 2-1, the Company is to distribute dividends by August 21, 2020.

58